SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

30 September 2009

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-123972) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  Such statements are subject to risks and uncertainties.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and the Group in particular; the effect on the Group’s capital of write downs in respect of credit market exposures; general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Acquisition of ABN AMRO
On 17 October 2007, RFS Holdings B.V. ('RFS Holdings'), a company jointly owned by The Royal Bank of Scotland Group plc (‘RBS’), Fortis Bank Nederland (Holding) N.V. ('Fortis') and Banco Santander S.A. ('Santander') (together, the 'Consortium Members'), completed the acquisition of ABN AMRO Holding N.V. ('ABN AMRO').

RFS Holdings is implementing an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

• Continuing businesses of Business Unit North America;
• Business Unit Global Clients and wholesale clients in the Netherlands
(including former Dutch wholesale clients) and Latin America (excluding Brazil);
• Business Unit Asia (excluding Saudi Hollandi); and
• Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Members.

On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. including Fortis' participation in RFS Holdings that represents the acquired activities of ABN AMRO.

The separation of platforms shared between RBS and its Dutch state-owned partner has been completed and the Group is now on track, subject to legal process and regulatory approvals, for the legal separation of the constituent parts of ABN AMRO by the end of the year. From that point RBS will cease to consolidate the Dutch state's interest in RBS Group statutory accounts.

Non-GAAP financial information
The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and IFRS as adopted by the European Union. IFRS requires consolidating investments over which RBS has control, including RFS Holdings as described below. However, as a practical matter, RBS does not measure its performance based on the results of operations including the assets and liabilities attributable to the RFS Holdings minority shareholders. RBS believes that combining the performance of the operations related to RFS Holdings minority shareholders with the rest of the Group does not provide a meaningful basis for discussion of the financial condition and results of RBS’s operations. Therefore, RBS presents a discussion of certain components of its performance excluding RFS Holdings minority interest. These measures are non-GAAP financial measures.

A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. A reconciliation is presented in the pro forma financial information presented in Appendix I to the Form 6-K. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility.

Statutory results
RFS Holdings is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its statutory financial statements. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Restatements
Divisional results for 2008 have been restated to reflect the Group’s new organisational structure that includes a Non-Core division comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose of. The Non-Core division is reported separately from the divisions which form the Core Group.  In addition, separate reporting of Group Manufacturing and Centre results has changed and, with the exception of certain items of a one off nature, costs incurred are now allocated to the customer-facing divisions and included in the measurement of the returns which they generate. The changes do not affect the Group’s results.  Comparatives have been restated accordingly. Descriptions of business for the new divisions are set out on page 17.

The  results for 2008 have been restated for the amendment to IFRS 2 ‘Share-based Payment’.  This has resulted in an increase in staff costs amounting to £35 million for the first half of 2008 and £169 million for the full year 2008.

The  results for the first half of 2008 have been restated for the finalisation of the ABN AMRO acquisition accounting.

In this document the term "2008 Form 20-F" refers to the Annual Report on Form 20-F filed with the SEC on 29 April 2009 and the amendment on Form 6-K filed on 30 September 2009.

Condensed consolidated income statement
for the half year ended 30 June 2009 (unaudited)

In the income statement below, amortisation of purchased intangible assets and integration and restructuring costs are included in operating expenses.  First half 2008 and full year 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.
	First half 2009	First half 2008
	£m	£m

Interest receivable	18,131	24,178
Interest payable	(9,962)	(15,483)

Net interest income	8,169	8,695

Fees and commissions receivable	4,988	4,917
Fees and commissions payable	(1,340)	(1,188)
Income/(loss) from trading activities	1,994	(3,373)
Gain on redemption of own debt	3,790	-
Other operating income (excluding insurance premium income)	1,419	1,635
Net insurance premium income	2,821	3,156

Non-interest income	13,672	5,147

Total income	21,841	13,842

Staff costs	(6,008)	(5,558)
Premises and equipment	(1,533)	(1,218)
Other administrative expenses	(2,682)	(2,420)
Depreciation and amortisation	(1,357)	(1,523)
Write-down of goodwill and other intangible assets	(311)	-

Operating expenses	(11,891)	(10,719)

Profit before other operating charges and impairment losses	9,950	3,123
Net insurance claims	(2,134)	(2,189)
Impairment losses	(8,060)	(1,661)

Operating loss before tax	(244)	(727)
Tax credit	441	333

Profit/(loss) from continuing operations	197	(394)
(Loss)/profit from discontinued operations, net of tax	(62)	234

Profit/(loss) for the period	135	(160)
Minority interests	(631)	(452)
Other owners' dividends	(546)	(215)

Loss attributable to ordinary shareholders	(1,042)	(827)

Business and strategic update

Financial performance

Group organisational structure
Following the conclusion of the Strategic Review, the Group has realigned its Core divisions, including in particular the separation of RBS UK into UK Retail and UK Corporate. A Non-Core division has also been established to manage and run off or dispose of a number of assets and businesses that do not meet the Group’s target criteria. Further details of the new divisional structure are on page 17. The initial discussion of Group performance relates to both Core and Non-Core operations. Commentary on divisional performance on pages 20-44 relates to Core activities only.

Group operating performance
The Group delivered strong income generation, up 58% to £21,841 million, with operating expenses up 11% to £11,891 million to yield a profit before operating charges and impairment losses of £9,950 million in the first half of 2009, compared with £3,123 million in the first half of 2008. Impairments, however, rose sharply to £8,060 million, compared with £1,661 million in the first half of 2008.  Over 65% of the impairment costs arose in the Non-Core division, but the Group also experienced a significant rise in credit costs in all core divisions, reflecting the continuing deterioration in economic conditions.  Approximately 70% of the impairments and write-downs incurred in the first half are attributable to assets covered by the Asset Protection Scheme, subject to any changes to the Scheme, where some important issues remain open. Excluding RFS Holdings minority interest, total income was up 63% to £19,034 million, non-GAAP operating expenses were up 11% to £9,918 million resulting in  a non-GAAP profit before operating charges and impairment losses of £9,116 million. Non-GAAP impairments also rose sharply to £7,521 million, compared with £1,479 million in the first half of 2008.

After a gain of £3,790 million on the redemption of a number of outstanding debt securities, the Group recorded a loss before tax of £244 million, compared with a loss of £727 million in the same period of 2008. After tax, minority interests and preference share dividends the loss attributable to ordinary shareholders was £1,042 million, up 26% from the loss recorded in the first half of 2008. This represents a basic loss per ordinary share of 2.2p, including discontinued operations. Excluding RFS Holdings minority interest, the non-GAAP loss before tax was £296 million compared with £726 million in the same period of 2008.

Group margin
Group net interest margin fell to 1.78%, compared with 2.03% in the first half of 2008 and 2.12% for the full year 2008.  While new business asset margins have improved, these will take some time to feed through to the back book and have so far fallen well short of the increase in funding costs. In the very low interest rate environment prevailing in all the Group’s major markets, deposit pricing floors and active competition have compressed liability margins. In addition, markedly increased costs of term funding and of increasing our stock of liquid assets have contributed to the reduction in net interest margin. Excluding RFS Holdings minority interest, non-GAAP net interest margin fell to 1.72%, compared with 2.14% in the first half of 2008 and 2.18% for the full year 2008.

In these prevailing conditions, margins in the core banking divisions are expected to remain under pressure in the second half.

Business and strategic update (continued)

Group credit and risk metrics
Loan impairments increased to £7,330 million in the first half, representing 1.98% of gross loans and advances excluding reverse repos, on an annualised basis, compared with 0.44% in the first half of 2008 and 1.27% in the second half of 2008. Impairments continued to increase in the second quarter, particularly in the Group’s UK retail and corporate banking divisions, and included an incremental provision on our UK corporate book, to reflect the materially increased flow of companies into restructuring during the period. While a degree of stabilisation has occurred in financial markets, the impact of economic recession continues to feed through into the Group’s credit portfolios. Excluding RFS Holdings minority interest, non-GAAP loan impairments increased to £6,796 million in the first half of 2008, representing 2.22% of non-GAAP gross loans and advances excluding reverse repos, on an annualised basis, compared with 0.46% in the first half of 2008 and 1.33% in the second half of 2008.

Non-performing and potential problem loans at 30 June 2009 totalled £33.7 billion, an increase of 222% from 30 June 2008 and of 56% from 31 December 2008. These categories represented 4.53% of gross loans and advances, excluding reverse repos, compared with 1.44% at 30 June 2008 and 2.52% at 31 December 2008. Excluding RFS Holdings minority interest, non-GAAP non-performing and potential problem loans at 30 June 2009 totalled £31.0 billion, an increase of 246% from 30 June 2008 and of 63% from 31 December 2008.

Provision coverage was 46%, a decrease of 12% compared with 30 June 2008 and a decrease of 6% compared with 31 December 2008. The declining trend is mainly attributable to the increasingly secured composition of the Group’s non performing loan portfolio. In addition, during the first half of 2009, a small number of large corporate exposures assessed as requiring limited provisions, because of the structure of the transactions and the expected restructuring outcomes, moved into the non-performing category.

The availability of equity funding in the capital markets has provided some relief to companies, particularly in the UK, but corporate default rates have continued to rise. While personal unsecured lending has been reduced, arrears on these exposures have continued to increase, in line with rising unemployment trends. Arrears on residential mortgage lending have risen more modestly, with the arrears rate on the NatWest and RBS UK mortgage portfolio increasing to 1.8% at 30 June 2009 from 1.16% at 30 June 2008 and 1.5% at December 2008.  The average loan-to-value for new business was 65% in the first half of 2009 versus 67% for 2008.

The Group has made good progress in strengthening its risk management practices, with the implementation of updated limit frameworks for credit and market risk and further refinement of the credit approval process.

Business and strategic update (continued)

Group balance sheet, capital and funding
The Group made good progress in its financial restructuring during the first six months of 2009, achieving a reduction of £583 billion in total assets to £1,819 billion – a fall of 24%. Excluding mark-to-market derivative assets, third party assets were reduced by £147 billion to £1,262 billion, principally reflecting substantial repayments of loans to banks and customers. Mark-to-market derivative assets fell by 44% to £557 billion, with a corresponding fall in derivative liabilities.

Group risk-weighted assets totalled £655.2 billion at 30 June 2009, an increase of £11.5 billion from June 2008 but a decrease of £40.6 billion from December 2008.  Although the Group has continued to reduce its balance sheet throughout the half year, the pro-cyclical effects of the Basel 2 methodology have resulted in higher risk-weightings. Undrawn facilities and other commitments to lend have been reduced to £298.9 billion, down 10% from June 2008 and 15% from December 2008. The effect of currency movements during the latter half of 2008, in particular the marked weakening of sterling against the dollar, has been partially reversed during the first half of 2009. Excluding RFS Holdings minority interest, risk-weighted assets totalled £547.3 billion at 30 June 2009, an increase of £55.6 billion from June 2008 but a decrease of £30.5 billion from December 2008

The Group’s Core Tier 1 ratio at 30 June 2009 was 7.0%, compared with 6.5% a year earlier, reflecting the preference share conversion and debt exchange carried out earlier this year, as well as 2008 equity issuance. Excluding RFS Holdings minority interest, the Group’s Core Tier 1 ratio at 30 June 2009 was 6.4%, compared with 5.3% a year earlier.

In April, the Group concluded a series of exchange offers and tender offers with the holders of a number of Tier 1 and Upper Tier 2 securities which resulted in an aggregate pre-tax gain of £4.6 billion, of which approximately £3.8 billion was taken through income and the remainder through equity.

The Asset Protection Scheme announced in February and related capitalisations, when concluded, is expected to further strengthen the Group’s capital ratios, as the assets covered by the Scheme will carry lower risk weightings as a result of UK Government asset insurance. This augments the impact of RBS’s own extensive restructuring measures. The scheme is currently expected to provide approximately £150 billion of risk-weighted asset relief. In addition, HM Treasury will subscribe to a total of £19.5 billion of new B Shares qualifying as capital on implementation of the APS, with a further £6 billion as a contingent reserve.  The APS should strengthen Core Tier 1 by more than 5% on a proportional consolidation basis excluding RFS Holdings minority interest. This figure is RBS’s current estimate and subject to finalisation of the detailed terms and conditions, confirmation of asset eligibility and pricing (all of which require state aid approval) and without taking account of the £6 billion contingent tranche of B share issuance outlined in February.

Business and strategic update (continued)

While the quantum of funding available in the markets has increased, funding costs remain high compared with pre-crisis levels. Money market conditions have improved, with spreads between Libor and overnight indexed swap rates narrowing somewhat, though they remain substantially in excess of average levels experienced in previous years. The short and medium end of the yield curve remains steep.

The Group’s average credit spreads in the first half were significantly higher than in the same period of 2008 but spreads have now narrowed from their peaks. During the period the Group was able to resume issuance of term debt without the requirement for a government guarantee and has made significant progress towards extending the maturity profile of its funding. It has also made good progress in building up its liquidity portfolio, although this has been at the expense of margins.

The Group’s loan:deposit ratio improved from 146% at December 2008 to 136% at June 2009. Each division has been set targets for further improvements in this ratio over the next five years.

Core Bank
The Core Bank achieved a good recovery in operating performance in the first half, with underlying operating profit before tax, purchased intangibles amortisation, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangibles, integration and restructuring costs, up 33% to £6.294 million.

Operating income grew strongly, reflecting favourable trading conditions during the first half, with strong volumes and volatility benefiting Global Banking & Markets. There were more modest improvements in Wealth and Global Transaction Services, offset to a significant degree by increased funding costs. The core UK retail and corporate banking businesses put in a resilient performance, with severe margin attrition from higher deposit and funding costs but some improvement in new asset margins. Non-interest income was also affected by slower economic conditions. Total income rose by 25% to £17,793 million, with net interest income 10% lower at £6,205 million and non-interest income 59% higher at £11,588 million.

Expense discipline remained good, both in the customer-facing divisions and in Manufacturing operations, with operating expenses up 7% to £7,745 million. Operating profit before other operating charges and impairment losses increased by 44% to £10,048 million. The Group has made good progress in its £2.5 billion expense reduction programme, with £0.6 billion of cost savings delivered in the first half.

Impairments increased markedly across all banking divisions, totalling £2,177 million, an increase of 225% from the first half of 2008. Impairments in the second quarter were 11% higher than in the first, with a small net recovery in GBM but incremental impairments taken to reflect the accelerating flow of credit problems in the UK corporate sector, and a further increase in personal delinquencies in the UK and US, in line with the continuing deterioration in economic conditions and the rising level of unemployment.

Business and strategic update (continued)

Non-Core Division
Non-Core division third party assets at 30 June 2009, including derivatives, totalled £231.1 billion, down from £324.7 billion at 31 December 2008. The division recorded an operating loss of £9,648 million in the first half, driven largely by credit market and other write-downs of £4.2 billion and impairments of £5.3 billion. Approximately 44% of the assets of the Non-Core division are expected to be covered by the Asset Protection Scheme.

The Group has established targets for a reduction of approximately £230 billion in Non-Core’s third party assets, excluding derivatives mark to market, by 2013, as compared with December 2008.  This includes asset run-off of approximately £200 billion as well as £50 billion to £60 billion of asset sales, offset by rollovers and additional drawings.  Achieving this run-off profile will depend on sufficient recovery in market conditions to allow assets to be disposed of at acceptable valuations, and on the securitisation or sale of some APS assets in the outer years of the five year plan, for which HM Treasury’s permission may be needed.

Disposals
In January the Group announced that it had disposed of its 4.26% equity stake in Bank of China for a net consideration of £1.6 billion.

In April 2009 the Group disposed of its 50% stake in Linea Directa Aseguradora to its joint venture partner, Bankinter, for a cash consideration of €426 million. This disposal is consistent with the Group strategy announced on 26 February 2009. As a 50/50% joint venture, Linea Directa Aseguradora had operated as a largely independent Spanish insurance operation with limited connection to the Group.

RBS announced on 4 August 2009 that it had reached agreement with ANZ on the sale of a number of its Asian assets, and remains in advanced discussions on the sale of its remaining Asian retail and commercial businesses.

Asset Protection Scheme
Although full documentation of the Asset Protection Scheme has not yet been finalised, the key terms of the APS were agreed in principle and announced in February.  RBS’s most recent APS submission is for coverage of assets with a gross value of £316 billion and a carrying value, net of impairments and write-downs incurred before 1 January 2009, of £294 billion. These assets are individually identified and documented and comprise primarily corporate loans, bonds and mortgages, as well as more complex credit exposures such as collateralised debt obligations and derivative transactions with monoline insurers.

Subject to the detailed terms and conditions of the Scheme and state aid approval, RBS will bear the first loss on these specified assets up to £19.5 billion, plus historical impairments and write-downs. Once this first loss is exceeded, HMT will bear 90% of further losses, while the remaining 10% of the losses will remain with RBS.  The APS applies to losses incurred on or after 1 January 2009 in respect of assets held on RBS’s balance sheet as at 31 December 2008.

Business and strategic update (continued)

The Group will pay a fee of £6.5 billion for this protection. In addition, it has agreed to forgo certain tax reliefs, including the ability to carry back 2008 losses to 2007.  RBS’s agreement to forfeit these tax reliefs will continue until 31 December 2013 when the Group returns to profitability, whichever occurs earlier. The cost of this tax agreement will depend on results but is currently estimated at £9-11 billion.

Before RBS’s participation in the APS can begin, state aid clearance must also be received by the UK Government from the European Commission in respect of all aspects of the scheme including asset coverage and pricing. Both the terms of the APS announced in February and the asset coverage outlined above remain open and may change as negotiations continue with HM Treasury and the European Commission regarding the Scheme. This remains an important risk factor for RBS.

UK Lending Commitments
In February, as a result of the APS, the Group agreed to make available an additional £25 billion of lending to creditworthy customers on commercial terms, and subject to market demand, over the ensuing 12 months, and a similar amount over the following year. In the first four months since entering into this commitment RBS has achieved strong results in the mortgage market, with gross lending over £7 billion despite generally weak demand, and remains on track to achieve its targets. UK mortgage balances, including Ulster at 30 June 2009 totalled £80.8 billion, up 9% year on year and 5% higher than at the end of 2008.

In business markets, RBS has achieved gross new lending of £28.6 billion. However, demand has been comparatively muted, with companies cutting inventories and expansion plans and reducing their bank borrowing requirements. Additionally, the anticipated withdrawal of non-UK and wholesale-funded lenders which has characterised the mortgage market has not occurred in corporate markets, and the anticipated “gap” in the market for creditworthy corporate borrowers has not emerged. After taking account of loan repayments and overdraft movements, RBS’s UK business lending, including Ulster, at 30 June 2009 totalled £155.1 billion, a decrease of 1% from 30 June 2008 and a decline of 4% since the end of 2008.

In the SME segment of business markets, gross lending in the first half totalled £17 billion notwithstanding weaker demand. However, repayments have been accelerating since the third quarter of 2008, leaving balances at the end of June of £66.6 billion, up 2% from June 2008. As a result of RBS’s price pledge, 94% of customers who renewed their overdrafts in the second quarter of 2009 did so at the same margin or lower and in June, the average interest rate paid by customers on term loans was half its level a year earlier. Total credit applications in the first half were down 22% on the same period of 2008. While there has been some recovery in recent months in the number of applications for term loans, the average size of each application has fallen, reflecting, among other factors, falling property values.  As a result, term loan applications by value were 37% lower. The acceptance rate across all categories of SME credit remains stable at 85%.

Among larger corporates, RBS advanced £12 billion of gross new lending in the first half. However, many larger companies are actively deleveraging, and RBS has helped many of its clients to raise new finance in the equity and bonds markets, which has been used to reduce bank borrowing substantially. Demand for acquisition finance remains minimal.

Business and strategic update (continued)

RBS has undertaken a range of initiatives aimed at demonstrating that it remains open for business, and is determined to do its part in meeting demand for lending from creditworthy homeowners and businesses. There have been some recent signs of a modest increase in demand in certain segments of the market, but in the absence of a more general recovery in borrowing appetite the targets will remain challenging.

	30 June 2008	31 December 2008	Gross lending during H1 2009	Net lending during H1 2009	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Mortgages	74.2	76.7	7.2	4.1	80.8

Total Business	156.8	162.4	28.6	(7.3)	155.1
SME	65.0	66.9	17.0	(0.3)	66.6
Mid-corporate	47.3	49.4	7.3	(2.6)	46.8
Large corporate	44.5	46.1	4.3	(4.4)	41.7

Total Lending	231.0	239.1	35.8	(3.2)	235.9

Lending figures represent drawn balances, with the exception of Large Corporate figures, which are committed lending (as per RBS’s Lending Commitments agreement).  Wealth lending balances, unsecured personal lending and non-UK lending are not included in the above data.

Customer Franchises
Crucial to the Group’s prospects for future success and return to standalone health is the resilience of its customer franchises. It was, therefore, significant that, excepting the extensive activities earmarked for restructuring, run-off or exit, RBS generally sustained its customer market positions during the first half despite the headwinds of reputational damage and financial weakness. In the UK personal sector, the RBS and NatWest banking brands made good headway, increasing the number of current account customers to 12.6 million, up 3% from June 2008, and the number of savings accounts to 9.7 million, up 18%. Our mortgage business has also made particularly good progress despite weak market demand, driven by the requirement to fulfil our lending commitments with market share increased from historically modest levels as wholesale-funded lenders have pulled out of the market. UK Corporate maintained its market-leading position among businesses, ranking first in customer satisfaction.  Ulster Bank increased consumer accounts by 5%, while Citizens achieved good success in converting mortgage customers into checking account customers, with checking accounts up 2% to 4.1 million, and increased the number of business checking account customers by 3%.  In GBM, good progress was made in chosen market positions, moving from fifth to fourth in the Euromoney global foreign exchange rankings and sustaining top 3 positions in key government bond markets. A number of other market shares slipped back, reflecting deliberate strategy and business disruption.  RBS Insurance achieved a strong performance, with own-brand motor policies up 8% and own-brand non-motor policies also up 8%.

Business and strategic update (continued)

Outlook

The exceptionally favourable market conditions from which GBM benefited in the first half of 2009 are not expected to continue in the second half, and this is likely to have a material effect on Core Bank operating income.  In the retail and corporate banking divisions, income is expected to be more stable.  Costs are expected to remain well controlled, while impairments are expected to remain at elevated levels.  Restructuring charges will continue to be a feature over the next three years.

Condensed consolidated balance sheet
at 30 June 2009 (unaudited)

	30 June 2009	31 December 2008
	£m	£m
Assets
Cash and balances at central banks	39,946	12,400
Net loans and advances to banks	60,330	79,426
Reverse repurchase agreements and stock borrowing	35,076	58,771
Loans and advances to banks	95,406	138,197
Net loans and advances to customers	722,260	835,409
Reverse repurchase agreements and stock borrowing	47,514	39,313
Loans and advances to customers	769,774	874,722
Debt securities	244,089	267,549
Equity shares	17,580	26,330
Settlement balances	23,264	17,832
Derivatives	557,284	992,559
Intangible assets	18,180	20,049
Property, plant and equipment	17,895	18,949
Deferred taxation	8,392	7,082
Prepayments, accrued income and other assets	23,265	24,402
Assets of disposal groups	3,848	1,581

Total assets	1,818,923	2,401,652

Liabilities
Bank deposits	126,852	174,378
Repurchase agreements and stock lending	44,142	83,666
Deposits by banks	170,994	258,044
Customer deposits	540,674	581,369
Repurchase agreements and stock lending	75,015	58,143
Customer accounts	615,689	639,512
Debt securities in issue	274,180	300,289
Settlement balances and short positions	60,287	54,277
Derivatives	537,064	971,364
Accruals, deferred income and other liabilities	30,121	31,482
Retirement benefit liabilities	1,731	2,032
Deferred taxation	4,022	4,165
Insurance liabilities	9,542	9,976
Subordinated liabilities	35,703	49,154
Liabilities of disposal groups	7,498	859

Total liabilities	1,746,831	2,321,154

Equity:
Minority interests	16,426	21,619
Owners’ equity*
Called up share capital	14,120	9,898
Reserves	41,546	48,981

Total equity	72,092	80,498

Total liabilities and equity	1,818,923	2,401,652

*Owners’ equity attributable to:
Ordinary shareholders	47,820	45,525
Other equity owners	7,846	13,354

	55,666	58,879

Overview of condensed consolidated balance sheet

Total assets of £1,818.9 billion at 30 June 2009 were down £582.7 billion, 24%, compared with 31 December 2008.

Cash and balances at central banks increased £27.5 billion to £39.9 billion from seasonal lows.

Loans and advances to banks decreased by £42.8 billion, 31%, to £95.4 billion reflecting lower reverse repurchase agreements and stock borrowing (‘reverse repos’), down by £23.7 billion, 40% to £35.1 billion and reduced bank placings, down £19.1 billion, 24%, to £60.3 billion largely as a result of reduced cash collateral balances in Global Banking & Markets.

Loans and advances to customers were down £104.9 billion, 12%, at £769.8 billion.  Within this, reverse repos increased by 21%, £8.2 billion to £47.5 billion.  Excluding reverse repos, lending declined by £113.1 billion, 14% to £722.3 billion or £108.6 billion, 13%, before impairment provisions. This reflected the effect of exchange rate movements, £51.9 billion, following the strengthening of sterling during the first half of 2009 and reductions in lending in Global Banking & Markets, down £38.5 billion, Non-Core, £11.5 billion including £3.5 billion transfer to disposal groups in respect of the Asian businesses, UK Corporate & Commercial, £3.4 billion, US Retail & Commercial, £2.8 billion and Ulster Bank, £1.4 billion.

Debt securities decreased by £23.5 billion, 9%, to £244.1 billion and equity shares decreased by £8.8 billion, 33%, to £17.6 billion principally due to lower holdings in Global Banking & Markets.

Settlement balances were up £5.4 billion, 30%, at £23.3 billion reflecting increased customer activity.

Movements in the value of derivatives, assets and liabilities, primarily reflect reductions in interest rates and the strengthening of sterling during the first half of 2009.

Intangible assets declined by £1.9 billion, 9%, to £18.2 billion mainly due to the £0.3 billion write-down of goodwill in the Non-Core division and the effect of exchange rates.

Deferred tax assets increased £1.3 billion, 18%, to £8.4 billion principally due to carried forward trading losses.

Increases in assets and liabilities of disposal groups largely reflect the inclusion of the Asian businesses at 30 June 2009 partly offset by the continued disposals of ABN AMRO’s private equity investments.

Deposits by banks declined by £87.0 billion, 34% to £171.0 billion.  This reflected decreased repurchase agreements and stock lending (‘repos’), down £39.5 billion, 47% to £44.1 billion and reduced inter-bank deposits, down £47.5 billion, 27% to £126.9 billion principally in Global Banking & Markets in part due to lower collateral deposits.

Customer accounts were down £23.8 billion, 4% to £615.7 billion.  Within this, repos increased £16.9 billion, 29% to £75.0 billion.  Excluding repos, deposits declined by £40.7 billion, 7%, to £540.7 billion primarily due to exchange rate movements, £33.3 billion, the transfer of £7.3 billion to disposal groups in respect of the Asian businesses and reductions in Global Banking & Markets, £17.6 billion, offset in part by increases in the RFS Minority Interest, up £17.4 billion.

Debt securities in issue decreased £26.1 billion, 9% to £274.2 billion mainly as a result of movements in exchange rates together with reductions in Global Banking & Markets, Non-Core and the RFS Minority Interest.

Settlement balances and short positions were up £6.0 billion, 11%, to £60.3 billion reflecting increased customer activity.

Subordinated liabilities decreased £13.5 billion, 27% to £35.7 billion reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.0 billion dated loan capital, together with the effect of exchange rates and other adjustments.

Overview of condensed consolidated balance sheet (continued)

Equity minority interests decreased by £5.2 billion, 24% to £16.4 billion.  Equity withdrawals of £3.1 billion, reflecting the disposal of the investment in Bank of China attributable to minority shareholders and the redemption, in part, of certain Trust Preferred Securities, the recycling of related available-for-sale reserves to income, £0.4 billion, dividends paid of £0.3 billion and exchange rate movements of £2.0 billion, were partially offset by attributable profits of £0.6 billion.

Owners' equity declined by £3.2 billion, 5% to £55.7 billion.  The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008.  A £0.7 billion decrease in available-for-sale reserves, net of tax, the payment of other owners dividends of £0.5 billion including £0.3 billion to HM Treasury on the redemption of preference shares, the partial redemption of paid-in equity of £0.3 billion, the attributable loss for the period of £0.5 billion and exchange rate movements of £2.3 billion, were partly offset by an increase in the cash flow hedging reserve of £0.4 billion and the equity owners gain on withdrawal of minority interests, net of tax, of £0.5 billion arising from the redemption of Trust Preferred Securities.

Description of business

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through RBS Coutts.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along seven principal business lines: money markets; rates flow trading; currencies; commodities (including RBS Sempra Commodities LLP, the commodities-marketing joint venture between RBS and Sempra Energy); equities; credit markets and portfolio management & origination.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance, United Kingdom and international merchant acquiring and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and commercial bank in Northern Ireland and the third largest banking group on the island of Ireland.  It provides a comprehensive range of financial services through both its Retail Markets division which has a network of branches and operates in the personal and bancassurance sectors, while its Corporate Markets division provides services to SME business customers, corporates and institutional markets.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands.  US Retail is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states. It ranks among the top five banks in New England and the Mid Atlantic regions.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Group Manufacturing comprises the Group’s worldwide manufacturing operations.  It supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change.

Description of business (continued)

Central items comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the GBM division, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

RFS Holdings minority interest comprises those activities of ABN AMRO that are attributable to the other consortium members.

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration and restructuring costs, gain on redemption of own debt and strategic disposals is detailed below.

	First half 2009	First half 2008
	£m	£m

Operating profit/(loss) by division
UK Retail	53	514
UK Corporate	321	939
Wealth	218	185
Global Banking & Markets	4,873	1,115
Global Transaction Services	496	493
Ulster Bank	(8)	172
US Retail & Commercial	(51)	291
RBS Insurance	217	300
Central items	175	706

Core	6,294	4,715
Non-Core	(9,648)	(4,863)

Group before RFS Holdings minority interest	(3,354)	(148)
RFS Holdings minority interest	52	(1)

Amortisation of purchased intangible assets	(140)	(262)
Integration and restructuring costs	(734)	(316)
Gain on redemption of own debt	3,790	-
Strategic disposals	453	-
Write-down of goodwill and other intangible assets	(311)	-

	(244)	(727)

	30 June 2009	31 December 2008
	£bn	£bn

Risk-weighted assets by division
UK Retail	54.0	45.7
UK Corporate	85.1	81.5
Wealth	10.5	11.0
Global Banking & Markets	126.6	166.5
Global Transaction Services	16.7	17.1
Ulster Bank	26.2	24.5
US Retail & Commercial	55.6	63.9
Other	8.6	7.0

Core	383.3	417.2
Non-Core	164.0	160.6

	547.3	577.8
RFS Holdings minority interest	107.9	118.0

Total risk-weighted assets	655.2	695.8

UK Retail

	First half	First half
	2009	2008
	£m	£m

Net interest income	1,684	1,530

Net fees and commissions - banking	658	814
Other non-interest income	148	203

Non-interest income	806	1,017

Total income	2,490	2,547

Direct expenses
- staff	(428)	(445)
- other	(221)	(219)
Indirect expenses	(938)	(865)

	(1,587)	(1,529)

Insurance net claims	(26)	(64)
Impairment losses	(824)	(440)

Operating profit before tax	53	514

Analysis of income by product:
Personal advances	609	633
Mortgages	480	219
Personal deposits	741	998
Bancassurance	148	196
Cards	416	418
Other	96	83

Total income	2,490	2,547

Analysis of impairment by sector:
Mortgages	63	13
Personal	494	255
Cards	267	172

	824	440

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.16%	0.04%
Personal	7.01%	3.29%
Cards	8.75%	5.06%

Total	1.70%	0.96%

UK Retail (continued)

	First half	First half
	2009	2008

Performance ratios
Return on equity (1)	1.8%	19.3%
Net interest margin	3.53%	3.52%
Cost:income ratio	63.7%	60.0%

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	76.9	72.4
- personal	14.1	15.1
- cards	6.1	6.3
Customer deposits (excluding bancassurance)	83.4	78.9
Assets under management – excluding deposits	4.7	5.7
Non-performing loans	4.5	3.8
Loan:deposit ratio (excluding repos)	116.4%	118.9%
Risk-weighted assets	54.0	45.7

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

UK Retail banking income declined marginally with growth in net interest income offset by declining fees. However, impairment losses have continued to rise, reflecting the wider economic environment, and consequently the division reported a much reduced operating profit of £53 million in the first half.

Net interest income grew by 10% to £1,684 million, driven by growth in both loan and deposit balances. Net interest margin increased slightly to 3.53% (2008 - 3.52%), with improved asset pricing, primarily in mortgages, offsetting the impact of the low interest rate environment on savings margins. Continued competitive pressure on savings margins and reduced volumes in unsecured lending may put pressure on the net interest margin in coming periods.

Non-interest income declined 21% to £806 million. Of this decline, £117 million reflected the withdrawal of the single premium payment protection insurance product and lower related income due to higher claims, with the remainder being largely due to the impact of the weak economic environment on credit card, private banking and bancassurance fees.

Direct expenses were reduced by 2% to £649 million, with a 4% reduction in direct staff costs reflecting lower staff compensation and the benefits of cost saving initiatives. Indirect costs rose by 8% to £938 million, including the effect of an additional £61 million Financial Services Compensation Scheme Levy.  Total costs increased by 4% and the cost:income ratio deteriorated to 63.7%.

UK Retail (continued)

Impairment losses increased by 87% to £824 million reflecting the deterioration in the economic environment, and its impact on customer finances. The mortgage impairment charge was £63 million (2008 - £13 million) on a total book of £76.9 billion, while the unsecured lending impairments charge was £761 million (2008 - £427 million) on a book of £20.2 billion. Impairment provisions have been increased to reflect the reduction in expected cash recoveries.  In mortgages, arrears rates remain below the industry average as reported by the Council of Mortgage Lenders. Repossessions have not increased as RBS seeks to support its customers in difficult times wherever possible.  Current expectations are for the upward pressure on impairments to continue for the remainder of this year and into 2010.

Loans and advances to customers increased by 6% with particularly strong growth in mortgage lending, which grew by 10%. The strong performance in mortgages reflects good volumes of new business delivered primarily through organic channels as well as very good customer retention resulting from a competitively priced product range. Gross mortgage lending market share increased to 10.5% (2008 – 6.5%) and the Group is on track to deliver its commitments to the Government on net lending. Unsecured lending has continued to slow reflecting reduced customer demand and rising risk.

Customer deposits have grown 9% reflecting the strength of the UK Retail customer franchise in an increasingly competitive environment and despite depressed market growth. This is essential in order to fund the increased lending. Personal current account customers increased 3% both year on year and annualised in the first half to 12.6 million. Personal savings accounts increased 18% year on year to 9.7 million. The division’s loan:deposit ratio improved by 4 percentage points compared with June 2008 to 116%.

Risk-weighted assets increased 18% to £54 billion, reflecting the upward pressure from procyclicality, including the impact of rising default probability and reduced levels of expected recoveries reflecting house price declines.

RBS continues to progress towards a more convenient, lower cost operating model, with over 3.8 million active users of online banking. A record share of new sales was achieved through direct channels. In the first half 700,000 additional accounts switched to paperless statements, taking the total number of paperless accounts to 2.3 million. In support of this lower cost operating model there has also been a 6% FTE reduction year on year. In Branches, a significant number of 'Cash & Deposits Machines’ (CDMs) have been rolled out, giving customers in 121 branches access to this technology.  The machines can accept cheque, notes and coin deposits, and can provide an 'image' receipt for customer reassurance.

UK Corporate

	First half	First half
	2009	2008
	£m	£m

Net interest income	1,006	1,194

Net fees and commissions	387	377
Other non-interest income	182	218

Non-interest income	569	595

Total income	1,575	1,789

Direct expenses
- staff	(342)	(368)
- other	(106)	(137)
Indirect expenses	(255)	(249)

	(703)	(754)

Impairment losses	(551)	(96)

Operating profit before tax	321	939

Analysis of income by business:
Corporate and commercial lending	692	792
Asset and invoice finance	233	245
Corporate deposits	544	573
Other	106	179

Total income	1,575	1,789

Analysis of impairment by sector:
Manufacturing	21	10
Housebuilding and construction	61	5
Property	167	7
Asset and invoice finance	68	38
Other	234	36

Total impairment	551	96

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Manufacturing	0.88%	0.44%
Housebuilding and construction	2.30%	0.19%
Property	1.02%	0.05%
Asset and invoice finance	1.55%	0.92%
Other	0.92%	0.13%

	1.08%	0.18%

UK Corporate (continued)

	First half 2009	First half 2008

Performance ratios
Return on equity (1)	6.3%	19.6%
Net interest margin	2.14%	2.64%
Cost:income ratio	44.6%	42.2%

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet
Total assets	106.0	109.8
Loans and advances to customers – gross
- Manufacturing	4.8	5.3
- Housebuilding and construction	5.3	5.8
- Property	32.9	32.1
- Asset and invoice finance	8.8	8.5
- Other	50.6	54.1
Customer deposits	84.1	79.9
Non-performing loans	2.4	1.3
Loan:deposit ratio	121.8%	132.4%
Risk-weighted assets	85.1	81.5

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

The first half of 2009 has been a challenging period, with operating profit falling to £321 million. Results were severely affected by worsening income and higher impairments, partially offset by cost reductions.  Increases in the cost of funding, the low base rate environment and lower levels of economic activity reduced margins, driving income lower by 12%, while costs were reduced by 7%. Impairment losses were significantly higher at £551 million.

Net interest income fell by 16% to £1,006 million with narrowed margins as a result of the significant increase in the cost of funding. New business margins on lending have widened, partly reflecting repricing from Base rate to LIBOR to better reflect the Group’s costs of funding. Deposit margins narrowed sharply as savings floors were reached on a range of deposit products, although the impact on net interest income was partly mitigated by hedging programmes.  Overall, net interest margin reduced by 50 basis points to 2.1%, and is expected to remain under pressure while interest rates remain low and deposit competition strong.

Non-interest income has also been adversely impacted by the slowdown in the UK economy, with lower levels of activity across most sectors leading to a 4% fall to £569 million.

Total direct costs fell by 11% to £448 million, reflecting lower staff compensation and a business-wide cost reduction programme which will generate further savings into the second half.  Indirect costs from Manufacturing and Group Central functions increased by 2% to £255 million.

UK Corporate (continued)

Impairment losses increased materially to £551 million. While there was a rise in the number of significant corporate delinquencies requiring a specific provision, increased impairments of £271 million have also been recognised to cover losses in the portfolio not yet specifically identified. The impairment charge has been biased towards the housebuilding, property and construction sectors, but this is expected to spread more widely as the adverse economic conditions begin to impact other sectors of the economy for the remainder of 2009.

Loans and advances to customers were slightly down compared with 30 June 2008 at £102.4 billion.  The division has stepped up its efforts to provide support to UK businesses, reflecting the lending commitments made in February to HM Government. Demand for credit, however, remains subdued, with the value of applications for Business & Commercial term loans 37% lower than in the first half of 2008.

Deposit balances remained stable at £84.1 billion, building on the improved stability and confidence provided by the recapitalisations of 2008. Specific campaigns aimed at generating new deposits have yielded benefits in the first half of the year. Improving our capability and product offering is a key step in improving deposit-gathering performance.  The loan:deposit ratio improved from 132% at the end of 2008 to 122% at June 2009.

Risk-weighted assets were stable at £85 billion, compared with June 2008, but increased by 4% from December 2008, reflecting the effect of procyclicality under Basel 2.

Wealth

	First half	First half
	2009	2008
	£m	£m

Net interest income	339	271

Net fees and commissions	182	212
Other non-interest income	43	39

Non-interest income	225	251

Total income	564	522

Direct expenses
- staff	(169)	(187)
- other	(68)	(72)
Indirect expenses	(87)	(73)

	(324)	(332)

Impairment losses	(22)	(5)

Operating profit before tax	218	185

Analysis of income:
Private Banking	469	395
Investments	95	127

Total income	564	522

Performance ratios
Net interest margin	4.64%	4.42%
Cost:income ratio	57.5%	63.6%

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	5.8	5.4
- personal	4.7	5.0
- other	2.2	2.2
Customer deposits	35.7	34.5
Assets under management – excluding deposits	29.8	34.7
Non-performing loans	0.2	0.1
Loan:deposit ratio	35.6%	36.6%
Risk-weighted assets	10.5	11.0

Wealth (continued)

Wealth delivered a resilient performance with income growing by 8% to £564 million and operating profit increasing by 18% to £218 million.  Increases in income and reductions in direct costs were partly offset by higher provisions and higher internal allocations for support services.

Net interest income rose 25% to £339 million, primarily driven by increased internal pricing applied to the Wealth deposit base. The effect of this change improved divisional income, compared with the first half of 2008, by £89 million. Reported income also benefited from the appreciation of the Swiss franc against sterling.  At constant exchange rates net interest income was 21% higher. Deposit balances have continued to grow in the second quarter of 2009 and recovered much of the outflow seen in the last quarter of 2008, demonstrating the underlying strength of the division’s client relationships.  The effect of lower base rates, and to a lesser extent lower average balances in the first half of 2009 (down 2% compared with the first half of 2008), was partially offset by an uplift in lending income. New deposit products have been designed to match evolving client needs for yield and liquidity. Lending volumes were strong, up 12%, particularly in mortgages and small business. Lending margins have improved, particularly for mortgages, and credit metrics for new business remain satisfactory.

Non-interest income, primarily comprising fees and commissions (for lending, payments and investments) declined 10% to £225 million as a result of two major factors:  first, the significant fall in equity markets (the FTSE 100 index at 30 June 2009 was 24% lower than a year earlier while the S&P 500 index was down 28% for the same period) lowered overall investment portfolio values; second, ongoing lack of investor appetite led to lower than expected investment product sales as well as a preference for lower margin products. Furthermore, investors’ use of leverage in investment portfolios was significantly lower.  Together these contributed to an overall decline in investment assets under management of 14% to £29.8 billion.

Direct expenses fell 9% to £237 million reflecting three major influences: an increase due to foreign exchange effects (with the Swiss franc strengthening versus sterling), a decrease in remuneration and a further decrease from cost management. Headcount has been reduced 3% to 5,013.  Indirect expenses increased by 19% to £87 million due to higher Group Centre allocations, most notably the Financial Services Compensation Scheme levies.  At constant exchange rates total expenses were reduced by 8%.

Impairment losses increased by £17 million to £22 million, reflecting some isolated instances of difficulty in UK and offshore mortgage books (representing second property mortgages for expatriates). Impairment losses as a percentage of lending to customers increased to 0.35% (annualised).

Customer numbers have held steady, increasing by 1% compared with June 2008 despite the significant shrinkage in the population of high net worth individuals.

Global Banking & Markets

	First half 2009	First half 2008
	£m	£m

Net interest income from banking activities	1,584	941

Net fees and commissions receivable	728	643
Income from trading activities	5,733	2,234
Other operating income (net of related funding costs)	(215)	(142)

Non-interest income	6,246	2,735

Total income	7,830	3,676

Direct expenses
- staff	(1,787)	(1,603)
- other	(539)	(640)
Indirect expenses	(394)	(301)

	(2,720)	(2,544)

Impairment losses	(237)	(17)

Operating profit before tax	4,873	1,115

Analysis of income by product:
Rates - money markets	1,356	500
Rates - flow	1,942	1,403
Currencies	976	699
Commodities	467	349
Equities	733	561
Credit markets	1,452	(1,028)
Portfolio management and origination	740	608
Fair value of own debt	164	584

Total income	7,830	3,676

Analysis of impairment by sector:
Manufacturing and infrastructure	39	-
Property and construction	50	12
Transport	1	-
Telecommunications, media and technology	-	-
Banks and financial institutions	43	(9)
Other	104	14

	237	17

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements	0.37%	0.02%

Global Banking & Markets (continued)

	First half	First half
	2009	2008

Performance ratios
Return on equity (1)	51.6%	11.4%
Net interest margin	1.69%	0.93%
Cost:income ratio	34.7%	69.2%

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	166.4	236.4
Reverse repos	75.2	88.8
Securities	115.5	127.5
Cash and eligible bills	51.5	20.2
Other	46.3	42.9

Total third party assets (excluding derivatives mark to market)	454.9	515.8
Net derivative assets (after netting)	70.7	113.0
Customer deposits (excluding repos)	66.0	90.2
Non-performing loans	1.1	0.7
Loan:deposit ratio	195.8%	200.6%
Risk-weighted assets	126.6	166.5

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Following a particularly strong first quarter performance, notably in its rates and currencies businesses, Global Banking & Markets (GBM) continued to deliver robust income across all business lines throughout the first half of 2009. Total income was £7,830 million, up 113% from the first half of 2008. Costs were up 7% and credit impairments rose sharply, resulting in a first half 2009 operating profit of £4,873 million. On a constant currency basis total income was up 86% from the first half of 2008, while costs fell 1%.

The performance was particularly creditable given the immense pressures of business restructuring following 2008 losses. Significant people issues arising from competitors’ hiring activities resulted in a net loss of people and revenues from GBM. GBM’s ability to benefit from favourable market conditions demonstrates the core strength of its franchise. It is important to note, however, that first half revenues are likely to prove unsustainable, with a significantly lower run-rate expected in the second half of 2009.

Net interest income grew 68% to £1,584 million, with money markets income showing an especially strong performance, driven by global interest rate movements and volatility.  Portfolio margins have improved, reflecting the rapid repricing taking place in the market. Fees and commissions rose 13% to £728 million, while income from trading activities advanced markedly to £5,733 million.

Global Banking & Markets (continued)

By business line, the rates flow business saw continued good performance in the first half of 2009 with increased market volatility and strong customer demand, albeit at a more moderate level in the second quarter than in the first, which saw exceptional levels of activity. This resulted in a 38% increase in income to £1,942 million. The currencies business continued to make good progress in consolidating its leading position, generating income of £976 million in the first half of 2009, up 40%. The Sempra Commodities joint venture, which began in April 2008, contributed income of £467 million for the first half of 2009.  Money markets delivered very strong revenue of £1,356 million, benefiting from the rapid reduction in short-term rates.

Core equities and equity derivatives performed well in an active market. Core equities revenue growth was driven by a strong equity capital markets (ECM) performance, with RBS rising from 5th to 4th position in Non-US ECM from the first half of 2008 to the first half of 2009.

As the impact of various government schemes globally began to take effect credit markets benefited from greater liquidity and a more positive trading environment, driving increased activity particularly in the US liquid mortgage trading business.  The legacy illiquid mortgage origination and trading portfolio that incurred losses in 2008 has been substantially closed out.

Portfolio management income remained resilient and debt capital markets origination revenues grew strongly across both Corporate and FI client sectors. Total portfolio management and origination income grew by 22% to £740 million for the first half of 2009.  Gains on the fair value of own debt began to reverse as credit spreads narrowed, with a loss of £483 million booked in the second quarter compared with a gain of £647 million in the first quarter.

While total income grew by 113%, total expenses increased 7% to £2,720 million but reduced by 1% at constant exchange rates. Besides currency effects, the expense line reflects the inclusion of Sempra for the full six months and the phasing of performance-related accruals. Compensation structures have undergone far-reaching review to align reward with long-term value creation, adjusted for risk; the compensation ratio for the half year was 23%, at the lower end of the expected range for this ratio for the full year. The ratio is likely to increase modestly in 2010/11 as the full accounting impact of new deferral policies accrues. Notwithstanding adverse exchange rate movements, non-staff costs were cut by 16%, primarily reflecting restructuring and efficiency benefits. Headcount reduced by 1,500, or 8%, compared with June 2008.  The overall cost:income ratio improved significantly to 34.7%, reflecting the exceptionally strong income performance.

Impairments increased sharply to £237 million, representing 0.37% of loans & advances to customers. This compares with 0.02% for the first half of 2008 which was the low point in the economic cycle.

Global Banking & Markets (continued)

GBM’s total third party assets excluding derivatives were reduced to £455 billion at 30 June 2009, a reduction of 24% on a year earlier, or 30% at constant exchange rates, reflecting continued progress in managing down the inventories supporting the trading businesses, with significant reductions in reverse repos and securities holdings. Within this, total loans and advances were £166 billion, a decrease of 5% from June 2008 or 13% at constant exchange rates, reflecting higher levels of corporate repayments particularly in Europe and the USA. GBM continued to provide direct support for key clients, notably in the UK, while at the same time facilitating their access to the global equity and debt capital markets. Net derivative assets totalled £70.7 billion, compared with £113.0 billion at 31 December 2008.

Risk-weighted assets reduced by 8% from a year earlier to £126.6 billion and were 24% lower than at 31 December 2008. The movement was principally affected by lower non-UK lending, reduced derivatives and foreign exchange movements.

Good progress was made in increasing market share in core markets, moving from fifth to fourth in the Euromoney global foreign exchange rankings and sustaining top 3 positions in key government bond markets. A number of other market shares slipped back, reflecting deliberate strategy and business disruption.

Global Transaction Services

	First half	First half
	2009	2008
	£m	£m

Net interest income	446	445
Non-interest income	782	710

Total income	1,228	1,155

Direct expenses
- staff	(183)	(179)
- other	(72)	(66)
Indirect expenses	(464)	(413)

	(719)	(658)

Impairment losses	(13)	(4)

Operating profit before tax	496	493

Analysis of income by product:
Domestic cash management	404	381
International cash management	350	344
Trade finance	152	110
Merchant acquiring	260	263
Commercial cards	62	57

Total income	1,228	1,155

Performance ratios
Net interest margin	8.75%	8.27%
Cost: income ratio	58.6%	57.0%

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet
Total third party assets	19.7	22.5
Loans and advances	13.8	15.2
Customer deposits	54.0	62.0
Non-performing loans	0.1	0.1
Loan:deposit ratio	26.4%	25.7%
Risk-weighted assets	16.7	17.1

Global Transaction Services (continued)

Global Transaction Services increased operating profit by 1% to £496 million, with results benefiting from currency movements. Income increased by 6% to £1,228 million, but declined 2% at constant exchange rates. Expenses were up 9%, but 2% in constant currency terms, as cost savings and efficiencies offset the impact of prudent investment in staffing and infrastructure in the second half of 2008.

Growth was driven by a solid performance in cash management, where income rose 4% in the first half of the year to £754 million, with growth in UK and US domestic cash management. The division continued to win new cash management business, reflecting the strength of the domestic platforms and the international network.

In the UK domestic market income grew by 5% despite the low interest rate environment and increased competition for deposits. Average deposits increased 13% to £15 billion, attributable to growth with UK financial institutions. US domestic fee income benefited from re-pricing strategies implemented in the second half of 2008 as income grew 9%, with currency effects mitigating the migration of some balances to Citizens.

International cash management income increased by 2% but was 7% lower at constant exchange rates. Income benefited primarily from the increased internal pricing applied to the GTS deposit base, but this was more than offset by the negative impact on margins caused by low base rates. Average deposit balances remained stable, but there was some attrition of international deposit customers affecting the period end spot balances. Interest rates are negatively impacting deposit margins as zero rate floors are reached on a range of products. The continued benefit of overdraft re-pricing has increased margins on asset balances versus the first half of 2008.  International fee income from payment transactions has increased 19% on H1 2008.

The trade finance business increased income by 38%, with improving penetration into the Asia-Pacific region.  The strength of the product platform resulted in new customer mandates particularly in the UK corporate sector, where the Supply chain service has continued to expand.

Merchant services and commercial cards income remained stable at £322 million in the face of changing consumer spending patterns. The value of individual transactions has decreased together with a switch from credit card to debit card usage as households pay down debt. Volume growth in the UK domestic acquiring market was up 5%, exceeding UK economic growth, which partly offset the decreasing value of individual transactions. Commercial cards income grew 9% driven by improved margins, compensating for the downturn in corporate spending.

Total expenses for the division rose 9% in the first half of 2009 to £719 million, largely reflecting exchange rate movements, with direct expenses up 4% to £255 million and indirect expenses up 12% to £464 million. In constant currency terms, direct expenses were reduced by 1% as a result of the division’s continued implementation of cost saving initiatives and operating model efficiencies, while indirect expenses increased by 4%. The cost: income ratio was 58.6%, a deterioration of 2.4% in constant currency terms.

Impairment losses were £13 million for the first half 2009, up from £4 million in the first half of 2008. Overall defaults remain modest at 0.1% of loans and advances.

Global Transaction Services (continued)

Average deposit balances for the period remained stable, but deposits at 30 June 2009 were down 10% on the first half of 2008, driven in part by US domestic transfers within the wider Group and some attrition in international cash management. Loans and advances were down 12% from June 2008 due to lower overdraft utilisation. In constant currency terms, deposits fell by 12% and loans and advances by 15%. Divisional net funding contribution has remained stable. Risk-weighted assets were 6% lower in constant currency terms.

Ulster Bank

	First half	First half
	2009	2008
	£m	£m

Net interest income	410	360

Net fees and commissions	85	104
Other non-interest income	23	71

Non-interest income	108	175

Total income	518	535

Direct expenses
- staff	(170)	(159)
- other	(47)	(46)
Indirect expenses	(152)	(140)

	(369)	(345)

Impairment losses	(157)	(18)

Operating (loss)/profit before tax	(8)	172

Analysis of income by business:
Corporate	299	319
Retail	194	197
Other	25	19

Total income	518	535

Analysis of impairment by sector:
Mortgages	23	7
Corporate	107	-
Other	27	11

	157	18

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Mortgages	0.29%	0.09%
Corporate	1.00%	-
Other	3.38%	0.92%

	0.81%	0.10%

Ulster Bank (continued)

	First half	First half
	2009	2008

Performance ratios
Return on equity (1)	(0.7%)	18.2%
Net interest margin	1.95%	1.92%
Cost:income ratio	71.2%	64.5%

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet
Loans and advances to customers – gross
- mortgages	16.0	18.1
- corporate	21.2	23.8
- other	1.8	2.1
Customer deposits	18.9	24.3
Non-performing loans
- mortgages	0.4	0.3
- corporate	1.1	0.8
- other	0.1	0.1
Loan:deposit ratio	206.3%	181.1%
Risk-weighted assets	26.2	24.5

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Ulster Bank’s results have been severely affected by economic conditions across the island of Ireland. Income fell by 3%, or by 14% at constant exchange rates, to £518 million, reflecting reduced volumes and narrowing margins. Although expense growth remained under tight control, impairments rose sharply, resulting in an operating loss of £8 million.

Net interest income rose to £410 million in the first half of 2009, an increase of 14% at constant exchange rates, with net interest margin up 3 basis points to 1.95%. There was some easing of wholesale funding costs over the course of the period, and a re-pricing of some new lending, but this was largely offset by the increasing cost of acquiring and retaining customer deposits. Margins are expected to decline reflecting the highly competitive deposit market. Loans to customers were flat year on year as new lending reduced significantly reflecting subdued demand, although redemption levels have also fallen. Ulster Bank remains on track to deliver its portion of the Group’s lending commitments in Northern Ireland. Non-wholesale customer deposits were broadly flat reflecting the highly competitive deposit market in Ireland. Customer deposits were down by 21% in constant currency terms, primarily as a result of the impact of the Irish Government guarantee scheme and a reduction in wholesale deposits in the first quarter but this has since stabilised.

Non-interest income fell by 38% at constant currency rates in the first half of 2009 reflecting reduced fee income from bancassurance products sales and lower activity levels, particularly in the banking and Capital Markets businesses.

Ulster Bank (continued)

Direct expenses were £217 million, a reduction of 5% in constant currency terms, driven by a 4% reduction in staff costs, reflecting the initial benefits of the Bank’s restructuring programme.  On the same constant currency basis, other costs were 10% lower as a result of a range of cost reduction initiatives across the business, with indirect costs held flat.

Impairment charges increased to £157 million, reflecting the significant continuing deterioration in the Irish economic outlook and the resultant change in underlying credit metrics. Impairments are expected to continue to rise in the second half of 2009.

Ulster Bank continues to launch products aimed at supporting existing and new customers through the changing economic environment. These include the Momentum mortgage and Co-ownership Scheme in Northern Ireland and the Secure Step mortgage in the Republic of Ireland. For business customers, €1billion of funding has been made available across the island of Ireland including £250 million of SME funding in Northern Ireland. Support is also being provided to customers through the launch of the “MoneySense for Adults” and “Flex” propositions, as well as the “Small Business Can” website.

Ulster Bank launched its ‘One Bank’ programme in January which is on track for completion by the end of 2009. The programme will see the merger of the First Active and Ulster Bank businesses and the implementation of a number of cost management initiatives across all business areas. The creation of a single franchise across the island of Ireland will increase efficiency and result in further cost reductions whilst providing customers with an improved level of service. Customer numbers have grown across the Ulster Bank brand and across the island of Ireland, with strong growth in current and savings accounts driving a 5% increase in total consumer accounts compared with June 2008.

US Retail & Commercial

	First half	First half	1	First half	First half
	2009	2008		2009	2008
	£m	£m		$m	$m

Net interest income	942	774		1,407	1,529

Net fees and commissions	407	310		608	612
Other non-interest income	97	84		144	168

Non-interest income	504	394		752	780

Total income	1,446	1,168		2,159	2,309

Direct expenses
- staff	(402)	(311)		(600)	(614)
- other	(331)	(142)		(495)	(281)
Indirect expenses	(395)	(298)		(589)	(588)

	(1,128)	(751)		(1,684)	(1,483)

Impairment losses	(369)	(126)		(551)	(249)

Operating (loss)/profit before tax	(51)	291		(76)	577

Analysis of income by product:
Mortgages and home equity	272	175		407	346
Personal lending and cards	220	157		328	310
Retail deposits	433	465		647	919
Commercial lending	281	179		419	354
Commercial deposits	193	169		288	334
Other	47	23		70	46

Total income	1,446	1,168		2,159	2,309

Average exchange rate - US$/£	1.494	1.975

US Retail & Commercial (continued)

	First half	First half	1	First half	First half
	2009	2008		2009	2008
	£m	£m		$m	$m
Analysis of impairment by sector:
Residential mortgages	35	12		52	24
Home equity	72	25		107	50
Corporate & Commercial	169	40		253	78
Other consumer	93	49		139	97

	369	126		551	249

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Residential mortgages	0.96%	0.30%		0.87%	0.30%
Home equity	0.91%	0.37%		0.82%	0.37%
Corporate & Commercial	1.65%	0.48%		1.50%	0.47%
Other consumer	2.25%	1.36%		2.04%	1.35%

	1.42%	0.56%		1.29%	0.55%

Performance ratios
Return on equity (1)	(1.7%)	12.1%		(1.5%)	12.0%
Net interest margin	2.31%	2.61%		2.32%	2.61%
Cost:income ratio	78.0%	64.2%		78.0%	64.2%

	30 June	31 December	1	30 June	31 December
	2009	2008		2009	2008
	£bn	£bn		$bn	$bn

Capital and balance sheet
Total assets	75.6	87.5		124.4	127.8
Loans and advances to customers (gross):
- Residential mortgages	7.3	9.5		12.0	13.9
- home equity	15.9	18.7		26.1	27.2
- corporate and commercial	20.5	23.7		33.6	34.7
- other consumer	8.3	9.8		13.7	14.3
Customer deposits	60.2	64.4		99.0	94.0
Non-performing loans
- retail	0.3	0.2		0.4	0.3
- commercial	0.1	0.2		0.3	0.2
Loan:deposit ratio	86.7%	96.6%		86.7%	96.6%
Risk-weighted assets	55.6	63.9		91.3	93.2

Spot exchange rate - US$/£	1.644	1.460

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

US Retail & Commercial (continued)

US Retail & Commercial Banking results were challenged by the recessionary economic environment in the United States and historically low interest rates.  Credit conditions worsened as the housing market continued to deteriorate and unemployment rose, exacerbating already difficult conditions. As a result, income declined by 6% to $2,159 million, producing an operating loss of $76 million. In sterling terms, total income increased by 24% to £1,446 million with an operating loss of £51 million, reflecting a significant weakening of sterling against the dollar.

Net interest income was down 8% to $1,407 million with lower net interest margin at 2.31% for the first half of 2009 compared with 2.61% for the first half of 2008. The low interest rate environment contributed to a decline of 30 basis points in deposit margins, only partially offset by wider loan margins, reflecting deteriorating credit conditions and tighter underwriting standards. Non-interest income was down 4% primarily due to lower gains, which declined by $29 million. Net fees and commissions were flat, with higher mortgage origination fees resulting from record refinancing activity offsetting weaker consumer banking fees.  Depending upon the prevailing rate environment and local market competition, net interest margins are expected to remain stable / range-bound in the second half, largely driven by pricing around deposits.

Total expenses increased by 14% to $1,684 million, largely as a result of higher deposit insurance costs including a one-off FDIC special assessment of $72 million, as well as increased costs relating to loan workout and collection activity which is expected to mitigate the impact of future impairments. Half year results include the successful execution of restructuring actions announced at the end of 2008. These actions impacted approximately 1,000 employees and resulted in savings of $32 million reflected in the first half results. With income weak, the cost:income ratio deteriorated markedly to 78%.

Impairment losses totalled $551 million in the first half of 2009 compared with $249 million in the first half of 2008 impacting both the retail and commercial loan portfolios. Actual charge-offs were $376 million or 0.87% of loans, an increase of 44bps compared with the first half of 2008. There was a net increase of $175 million in provision balances in the half. Consumer loan delinquencies have continued to rise throughout the first half reflecting the difficult economic conditions, representing 1.80% of loans compared with 1.04% of loans in the first half of 2008. Likewise, commercial non-performing loans rose to 0.87% of total loans compared with 0.20% in the first half of 2008. The challenging economic environment continues to affect credit losses; however, Citizens’ asset quality remains superior to peers as measured by non performing loans as a percentage of total loans.

Loans and advances were down 5% at $85.4 billion reflecting mortgage securitisations and subdued customer demand, partly offset by a modest increase in commercial loan balances, which rose 2%.  Total customer deposits including wholesale funding at 30 June 2009 were 5% lower at $99 billion, principally due to a planned reduction in wholesale funding. However, despite a very competitive deposit market, core customer deposits were up 5% to $99 billion, partly driven by strong growth in checking balances. The loan:deposit ratio improved to 87%.

US Retail & Commercial (continued)

US Retail & Commercial is a top 5 bank in New England and the Mid Atlantic regions and is among the top five participants in eight out of the ten largest sub-markets in which it has a presence.  Its strategy is based on building market share through dedicated marketing and competitive pricing strategies within its footprint and on capturing opportunities in under penetrated segments by building relationships with small and medium-sized companies.

RBS Insurance

	First half	First half
	2009	2008
	£m	£m

Earned premiums	2,225	2,263
Reinsurers' share	(85)	(107)

Insurance net premium income	2,140	2,156
Net fees and commissions	(187)	(201)
Investment income	115	180
Other income	97	87

Total income	2,165	2,222

Direct expenses
- staff	(139)	(145)
- other	(121)	(127)
Indirect expenses	(131)	(124)

	(391)	(396)

Gross claims	(1,574)	(1,571)
Reinsurers' share	23	45

Net claims	(1,551)	(1,526)

Impairment losses	(6)	-

Operating profit before tax	217	300

Analysis of income by product:
Motor own-brand	972	959
Household and Life own-brands	414	400
Motor partnerships and broker	290	353
Household and Life, partnerships and broker	164	181
Other (International, commercial and central)	325	329

Total income	2,165	2,222

Key business metrics
In-force policies (thousands)
- Motor own-brand	4,789	4,424
- Own-brand non-motor (home, rescue, pet, HR24)	5,890	5,449
- Partnerships & broker (motor, home, rescue, pet, HR24)	5,609	6,417
- Other (International, commercial and central)	1,210	1,123

Gross written premium (£m)	2,270	2,224

Performance ratios
Return on equity (1)	13.6%	18.8%
Cost:income ratio	18.1%	17.8%
Adjusted cost:income ratio (2)	63.7%	56.9%

	30 June	31 December
	2009	2008
	£bn	£bn
Balance sheet
General insurance reserves – total (£m)	6,601	6,672

RBS Insurance (continued)

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	The adjusted cost:income ratio is based on total income and operating expenses above and after netting insurance claims against income.

For RBS Insurance, insurance premium income was stable at £2,140 million, reflecting 4% growth in the Group’s own brands offset by a 10% decline in the partnerships and broker segment. This reflects the division’s strategy of maximising profitability while focusing on growth in the Group’s own-brand businesses.  Investment income declined by 36% to £115 million, largely as a result of a year over year reduction in interest rates.  The division has a very conservative investment policy for its £8.4 billion of invested funds, with 84% in short duration deposits and fixed income bonds. Net fees and commissions payable were 7% lower, mainly as a result of lower sales of the creditor product.  Operating profit in the first half was £217 million, a decline of £83 million or 28% from the first half of 2008, of which £71 million directly related to lower investment returns and impairment losses.

In the UK motor market, the Churchill and Privilege brands continued to be successfully deployed on selected price comparison web sites. Direct Line, Churchill and Privilege motor policy numbers increased by 2%, 22% and 13% respectively over the period. In total, over previous year, own-brand motor policy numbers have increased by 8% to 4.8 million.

In own-brand non-motor insurance RBS Insurance has continued to achieve strong sales through RBS and NatWest, where home insurance policies in force increased by 16%. Direct Line has achieved a 2% increase in the number of policy renewals in the period. In addition, Privilege and Churchill have grown home policies by 223% and 29% respectively, mainly due to successful entry onto price comparison websites. Overall own-brand non-motor policies in force have grown by 8% to 5.9 million.

Direct expenses improved by 4% to £260 million, mainly driven by lower staff costs and reduced marketing spend.

Net claims were 2% higher at £1,551 million due to increases in creditor claims, home claims relating to the very cold weather in the first quarter of 2009, and a rise in personal injury motor claims costs. Impairment losses of £6 million reflect impairments of available for sale securities.

Gross written premium increased by 2% over the period, reflecting the strong growth in own-brand businesses.  Own-brand motor gross written premium increased by 10% year on year and own-brand home gross written premium increased by 11%.

The UK combined operating ratio for the first half of 2009, including manufacturing costs, rose to 95.3%, compared with 94.8% a year earlier, reflecting a higher loss ratio partly offset by an improved expense base.

In April 2009 the Group disposed of its 50% stake in Linea Directa to Bankinter, its joint venture partner. In 2008 it also disposed of its 50% stake in Tesco Personal Finance. All financial data have been restated to reflect the transfer of Linea Directa and Tesco Personal Finance to the Non-Core division.

Central items

	First half	First half
	2009	2008
	£m	£m

Fair value of own debt	(93)	228
Other	268	478

Operating profit before tax	175	706

Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division. Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

 Items not allocated amounted to a net credit of £175 million (first half 2008 - £706 million) and comprised an increase in the carrying value of own debt  more than offset by a net credit on a number of other volatile items including foreign exchange translation and the impact of economic hedges which do not qualify for IFRS hedge accounting.

Non-Core

	First half 2009	First half 2008
	£m	£m

Net interest income from banking activities	450	628

Net fees and commissions receivable	256	495
Loss from trading activities	(4,276)	(5,286)
Insurance net premium income	440	485
Other operating income	128	1,137

Non-interest income	(3,452)	(3,169)

Total income	(3,002)	(2,541)

Direct expenses
- staff	(259)	(410)
- other	(450)	(509)
Indirect expenses	(279)	(256)

	(988)	(1,175)

Insurance net claims	(314)	(338)
Impairment losses	(5,344)	(809)

Operating loss before tax	(9,648)	(4,863)

Performance ratios
Net interest margin	0.49%	0.83%
Cost:income ratio	(32.9%)	(46.2%)

	30 June	31 December
	2009	2008
	£bn	£bn

Capital and balance sheet*
Total third party assets (including derivatives)	231.1	324.7
Loans and advances to customers - gross	166.3	190.2
Customer deposits	20.8	26.5
Non-performing loans	20.5	11.2
Loan:deposit ratio	819.6%	720.2%
Risk-weighted assets	164.0	160.6

	First half 2009	First half 2008
	£m	£m
Income by donating division:
UK Retail	3	147
UK Corporate	244	324
Wealth	209	243
Global Banking & Markets	(4,221)	(3,957)
Global Transaction Services	85	60
Ulster Bank	112	191
US Retail & Commercial	170	162
RBS Insurance	406	543
Central items	(10)	(254)

	(3,002)	(2,541)
* includes disposal groups.

Non-Core (continued)

	First half 2009	First half 2008
	£m	£m

Included in income donated by Global Banking & Markets above are credit and other market write-downs as follows:
Monoline exposures	1,547	2,120
CDPCs	569	80
Super senior CDOs	537	1,892
Leveraged finance	-	863
CLO’s	-	113
Other credit exotics	542	361
Equities	22	36
Other	35	(61)

	3,252	5,404
CDS Hedging	996	(148)

	4,248	5,256

Impairment losses by donating division:
UK Retail	34	47
UK Corporate	1,092	106
Wealth	156	61
Global Banking & Markets	2,987	277
Global Transaction Services	17	6
Ulster Bank	484	78
US Retail & Commercial	574	234

	5,344	809

Loan impairment charge as % of gross customer loans and advances by donating division:
UK Retail	2.34%	1.67%
UK Corporate	8.94%	0.92%
Wealth	12.19%	5.13%
Global Banking & Markets	4.38%	0.53%
Global Transaction Services	2.85%	0.86%
Ulster Bank	5.97%	1.07%
US Retail & Commercial	9.34%	3.96%

Total	5.65%	1.00%

Non-Core (continued)

	30 June 2009	31 December 2008
	£bn	£bn

Loans and advances by donating division:
UK Retail	2.9	3.3
UK Corporate	24.4	25.0
Wealth	2.6	3.2
Global Banking & Markets	106.4	123.7
Global Transaction Services	1.2	1.4
Ulster Bank	16.2	17.7
US Retail & Commercial	12.3	15.6
RBS Insurance	0.2	0.2
Group centre	0.1	0.1

	166.3	190.2

Risk-weighted assets by donating division:
UK Retail	2.0	2.0
UK Corporate	18.9	17.8
Wealth	2.9	3.7
Global Banking & Markets	118.1	112.6
Global Transaction Services	1.9	2.8
Ulster Bank	8.4	6.8
US Retail & Commercial	11.5	14.1
Group centre	0.3	0.8

	164.0	160.6

Non-Core (continued)

The establishment of the Non-Core Division of RBS was announced on 26 February 2009 as one of the key outcomes of the Group Strategic Review.

The Non-Core Division comprises a number of businesses and assets, including a number of overseas branches and subsidiaries which did not meet the target criteria of the new core bank.  These criteria covered franchise strength, return on equity over the economic cycle, organic growth potential, capital and funding efficiency, and connectivity with other businesses of the Group.

The objective of the Division is to run off or dispose of the resulting pool of assets over a three to five year period whilst maximising shareholder value and minimising any negative impact on the core franchises of the bank. The Division will seek to achieve this first and foremost by optimising the timing, cost and method of exit of the Non-Core businesses and assets.  The terms of the APS may constrain the Group in certain respects. In addition it will aim to achieve a reduction in the amount of capital and funding required to support the Group and over time to reduce the Group’s cost base.

Following further detailed review of the Non-Core asset portfolio during the first half of 2009, a total of £325 billion of third party assets, as at 31 December 2008, were confirmed for transfer to the new Division. This total comprises £251 billion of on-balance sheet funded third party assets and £73 billion of derivative marked-to-market third party assets, compared with the estimates of £240 billion and £145 billion, respectively, announced on 26 February.  In addition, the Division had outstanding undrawn commitments of £85 billion.  The revised portfolio equates to £161 billion of RWAs, compared with £155 billion announced in February.

GBM’s contribution made up 77% of starting third party assets (including derivative marked-to-market exposures) and 70% of RWAs comprising a number of illiquid medium to long-term structured finance lending books, exotic credits, illiquid asset-backed securities and proprietary trading assets.  The balance of the Division’s asset pool was contributed by other divisions in the Group and comprises a range of businesses and corporate, commercial and consumer loan books.

In order to provide a coherent management framework for the run-off and disposal of the Division’s assets, a new management team has been established to exclusively focus on this task, utilising the Group’s infrastructure. The opening asset pool has been divided into three groupings, each of which is managed on a global basis by one or more executives:
•	Banking & Portfolio comprises the structured finance portfolios – mainly real estate finance, leveraged finance and project and asset-based finance which originated within GBM.
•
Retail, Commercial & Countries mainly comprises the retail, commercial and in some cases wholesale banking activities of the Group in the UK and overseas locations which have been determined to be non-core.

•	Trading comprises a number of exotic credit and highly illiquid asset-backed securities and proprietary trading books.

RBS Group – 2009 Interim results

Non-Core (continued)

Approximately 44% of the assets (50% of RWAs) in the Non-Core Division are expected to be covered by the UK Asset Protection Scheme (APS).  The precise extent of the asset coverage and the terms of APS are still under negotiation with HMT.  RBS also intends to clarify the eligibility of certain Ulster Bank assets for the Irish Government’s National Asset Management Agency scheme. Given the overlap and interdependencies between the APS and the Non-Core Division, the management of the two programmes is integrated within the Non-Core Division.

Between December 2008 and June 2009, total third party assets were reduced by £94 billion to £231 billion, including a £51 billion reduction in funded third party assets (excluding derivatives). The reduction in funded third party assets was assisted by foreign exchange movements, which resulted in a £14 billion decline.  In addition, net balance run-off totalled £20 billion, and £9 billion of disposals were recorded, including the sale of Linea Directa in Spain (£0.5 billion) and Bank of China (£3.9 billion). Mark-to-market derivative assets decreased by £43 billion, largely as a result of the significant rally in credit markets which led to spreads tightening.

The Division has large hedging exposures on a number of portfolios, so a similar movement in mark-to-market derivative liabilities was recorded.

RWAs remained flat at £164 billion, compared with £161 billion in December 2008.  The movements in RWAs were broadly consistent with the movements in nominal assets in Citizens, UK Retail, Wealth and Global Transaction Services. In the case of UK Corporate Banking and Ulster, nominal assets decreased but RWAs increased, primarily as a result of procyclicality.

Non-Core’s GBM funded third party assets fell by a total of £36.3 billion, while its’ RWAs increased by a net £5.6 billion.  Reductions in RWAs as a result of foreign exchange rates (£8.7 billion), reductions in market risk (other than in relation to CDPC exposures) (£9.2 billion) the movement of certain counterparties to default status (causing their removal from the calculation) (£6.1 billion) and other reductions of £13.0 billion, were more than offset by increases in RWAs of £26.3 billion in respect of market and counterparty risk associated with CDPC exposures and of £16.3 billion, from the impact of procyclicality on probability of default and loss given default factors.

The Non-Core Division recorded an operating loss of £9,648 million in the first half of 2009. Net interest income was £450 million, down 28%, but non-interest income totalled a negative £3,452 million, including £4,248 million of credit market and other write-downs, compared with £5,256 million in the first half of 2008. These write-downs included £1,547 million of monoline losses, which were largely incurred in the first quarter and reflected the further widening in monoline credit spreads in February. The Division uses a portfolio of CDSs to manage the capital consumption, concentration and credit risk of its loans. The CDSs are carried at fair value while the loans are recorded at cost less provisions for impairment. The tightening of spreads in the first half of 2009 reduced income by £996 million compared with a positive income impact of £148 million in the first half of 2008 and £1,690 million for full year 2008.

RBS Group – 2009 Interim results

Non-Core (continued)

The operating loss was largely due to the increase in impairment charges, compared with the first half of 2008, on assets contributed by GBM (£2,710 million), UK Corporate (£986 million), US Retail & Commercial (£340 million) and Ulster Bank (£406 million).

Targets have been set for a reduction of third party assets, excluding derivatives, to approximately £20 billion by 2013.  This includes asset run-off of approximately £200 billion as well as £50 billion to £60 billion of asset sales, offset by rollovers and additional drawings.  Achieving this run-off profile will depend on sufficient recovery in market conditions to allow assets to be disposed of at acceptable valuations, and on the securitisation or sale of some APS assets in the outer years of the five year plan, for which HM Treasury’s permission may be required.

In the first half of 2009, a number of financial institutions and larger investment grade corporates with strong underlying businesses were able to take advantage of more favourable conditions in the bond and equity markets to refinance borrowing and generally deleveraging their balance sheets in advance of their legal maturity.  However, smaller corporates without access to the public markets and with less robust underlying businesses, which are more typical of the Non-Core asset portfolio, have continued to rely on their banks for finance.  Given the economic environment, it is expected that a number of these businesses will require their banking facilities to be rolled over or refinanced or to make greater use of any undrawn committed facilities they may have in the remainder of this year.  This trend is expected to continue into 2010.

In later years, financial markets and market liquidity may improve to a sufficient extent to allow access to alternative sources of finance, including securitisation, reducing the need to roll over banking facilities and allowing a reduction in commitments.

RBS Group – 2009 Interim results

Allocation methodology for indirect costs

Manufacturing directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Manufacturing costs are fully allocated and there are no residual unallocated costs.

Group centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, the costs are allocated on a basis   management considers reasonable.  The residual unallocated costs remaining in the Group centre, relate to volatile corporate items that do not naturally reside within a division.

Treasury costs are allocated to operating divisions as follows; term funding costs are allocated or rewarded based on long term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	First half	First half
	2009	2008
	£m	£m

Manufacturing costs:
Property	959	815
Operations	734	716
Technology services and support functions	930	874

	2,623	2,405

Allocated to divisions:
UK Retail	(796)	(791)
UK Corporate	(219)	(218)
Wealth	(61)	(59)
Global Banking & Markets	(277)	(228)
Global Transaction Services	(431)	(392)
Ulster Bank	(132)	(124)
US Retail & Commercial	(360)	(271)
RBS Insurance	(113)	(110)
Non-Core	(234)	(212)

	-	-

Group centre costs	472	314

Allocated to divisions:
UK Retail	(142)	(74)
UK Corporate	(36)	(31)
Wealth	(26)	(14)
Global Banking & Markets	(117)	(73)
Global Transaction Services	(33)	(21)
Ulster Bank	(20)	(16)
US Retail & Commercial	(35)	(27)
RBS Insurance	(18)	(14)
Non-Core	(45)	(44)

	-	-

RBS Group – 2009 Interim results

Allocation methodology for indirect costs (continued)

	First half	First half
	2009	2008
	£m	£m

Treasury funding	754	707

Allocated to divisions:
UK Retail	(78)	(105)
UK Corporate	(134)	(96)
Wealth	39	(50)
Global Banking & Markets	164	(56)
Global Transaction Services	59	37
Ulster Bank	(3)	(39)
US Retail & Commercial	(37)	(58)
RBS Insurance	(18)	(17)
Non-Core	(746)	(323)

	-	-

RBS Group – 2009 Interim results

Condensed consolidated income statement
for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008

	£m	£m

Interest receivable	18,131	24,178
Interest payable	(9,962)	(15,483)

Net interest income	8,169	8,695

Fees and commissions receivable	4,988	4,917
Fees and commissions payable	(1,340)	(1,188)
Income/(loss) from trading activities	1,994	(3,373)
Gain on redemption of own debt	3,790	-
Other operating income (excluding insurance premium income)	1,419	1,635
Net insurance premium income	2,821	3,156

Non-interest income	13,672	5,147

Total income	21,841	13,842

Staff costs	(6,008)	(5,558)
Premises and equipment	(1,533)	(1,218)
Other administrative expenses	(2,682)	(2,420)
Depreciation and amortisation	(1,357)	(1,523)
Write-down of goodwill and other intangible assets	(311)	-

Operating expenses*	(11,891)	(10,719)

Profit before other operating charges and impairment losses	9,950	3,123
Net insurance claims	(2,134)	(2,189)
Impairment losses	(8,060)	(1,661)

Operating loss before tax	(244)	(727)
Tax credit	441	333

Profit/(loss) from continuing operations	197	(394)
(Loss)/profit from discontinued operations, net of tax	(62)	234

Profit/(loss) for the period	135	(160)
Minority interests	(631)	(452)
Other owners' dividends	(546)	(215)

Loss attributable to ordinary shareholders	(1,042)	(827)

Basic earnings per ordinary share from continuing operations (Note 10)	(2.1p )	(6.4p )

Diluted earnings per ordinary share from continuing operations (Note 10)	(2.1p )	(6.4p )

Basic earnings per ordinary share from discontinued operations (Note 10)	(0.1p )	(0.4p )

Diluted earnings per ordinary share from discontinued operations (Note 10)	(0.1p )	(0.4p )

*Operating expenses include:	£m	£m
Integration and restructuring costs:
- administrative expenses	726	302
- depreciation and amortisation	8	14

	734	316
Amortisation of purchased intangible assets	140	262

	874	578

RBS Group – 2009 Interim results

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008
	£m	£m

Profit/(loss) for the period	135	(160)

Other comprehensive income:
Available-for-sale financial assets	(1,660)	(1,796)
Cash flow hedges	364	326
Currency translation	(4,281)	3,509
Actuarial losses on defined benefit plans	-	-
Tax on other comprehensive income	478	423

Other comprehensive income for the period, net of tax	(5,099)	2,462

Total comprehensive income for the period	(4,964)	2,302

Attributable to:
Equity shareholders	(3,146)	(936)
Minority interests	(1,818)	3,238
	(4,964)	2,302

RBS Group – 2009 Interim results

Condensed consolidated balance sheet
at 30 June 2009 (unaudited)

	30 June 2009	31 December 2008
	£m	£m
Assets
Cash and balances at central banks	39,946	12,400
Net loans and advances to banks	60,330	79,426
Reverse repurchase agreements and stock borrowing	35,076	58,771
Loans and advances to banks	95,406	138,197
Net loans and advances to customers	722,260	835,409
Reverse repurchase agreements and stock borrowing	47,514	39,313
Loans and advances to customers	769,774	874,722
Debt securities	244,089	267,549
Equity shares	17,580	26,330
Settlement balances	23,264	17,832
Derivatives	557,284	992,559
Intangible assets	18,180	20,049
Property, plant and equipment	17,895	18,949
Deferred taxation	8,392	7,082
Prepayments, accrued income and other assets	23,265	24,402
Assets of disposal groups	3,848	1,581

Total assets	1,818,923	2,401,652

Liabilities
Bank deposits	126,852	174,378
Repurchase agreements and stock lending	44,142	83,666
Deposits by banks	170,994	258,044
Customer deposits	540,674	581,369
Repurchase agreements and stock lending	75,015	58,143
Customer accounts	615,689	639,512
Debt securities in issue	274,180	300,289
Settlement balances and short positions	60,287	54,277
Derivatives	537,064	971,364
Accruals, deferred income and other liabilities	30,121	31,482
Retirement benefit liabilities	1,731	2,032
Deferred taxation	4,022	4,165
Insurance liabilities	9,542	9,976
Subordinated liabilities	35,703	49,154
Liabilities of disposal groups	7,498	859

Total liabilities	1,746,831	2,321,154

Equity:
Minority interests	16,426	21,619
Owners’ equity*
Called up share capital	14,120	9,898
Reserves	41,546	48,981

Total equity	72,092	80,498

Total liabilities and equity	1,818,923	2,401,652

*Owners’ equity attributable to:
Ordinary shareholders	47,820	45,525
Other equity owners	7,846	13,354

	55,666	58,879

RBS Group – 2009 Interim results

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m
Called-up share capital
At beginning of period	9,898	2,530	2,530
Ordinary shares issued in respect of rights issue	-	1,531	1,531
Ordinary shares issued in respect of capitalisation issue	-	-	101
Ordinary shares issued in respect of placing and open offers	4,227	-	5,728
Preference shares issued in respect of placing and open offer	-	-	5
Other shares issued during the period	-	3	3
Preference shares redeemed during the period	(5)	-	-

At end of period	14,120	4,064	9,898

Paid-in equity
At beginning of period	1,073	1,073	1,073
Securities redeemed during the period	(308)	-	-
Transfer to retained earnings	(200)	-	-

At end of period	565	1,073	1,073

Share premium account
At beginning of period	27,471	17,322	17,322
Ordinary shares issued in respect of rights issue, net of £246 million expenses	-	10,469	10,469
Ordinary shares issued in respect of capitalisation issue	-	-	(101)
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	1,047	-	-
Expenses of placing and open offer	-	-	(265)
Other shares issued during the year	-	46	46
Preference shares redeemed during the period	(4,995)	-	-

At end of period	23,523	27,837	27,471

Merger reserve
At beginning of period	10,881	10,881	10,881
Placing and open offer	-	-	14,273
Transfer to retained earnings	-	-	(14,273)

At end of period	10,881	10,881	10,881

Available-for-sale reserves
At beginning of period	(3,561)	1,032	1,032
Unrealised losses in the period	(1,494)	(1,322)	(6,808)
Realised losses in the period	197	60	842
Taxation	592	343	1,373

At end of period	(4,266)	113	(3,561)

Cash flow hedging reserve
At beginning of period	(876)	(555)	(555)
Amount recognised in equity during the period	415	(297)	(603)
Amount transferred from equity to earnings in the period	106	174	198
Taxation	(138)	36	84

At end of period	(493)	(642)	(876)

RBS Group – 2009 Interim results

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2009 (unaudited) (continued)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Foreign exchange reserve
At beginning of period	6,385	(426)	(426)
Retranslation of net assets	(2,724)	1,748	11,970
Foreign currency gains/(losses) on hedges of net assets	442	(1,177)	(5,801)
Taxation	(46)	111	642

At end of period	4,057	256	6,385

Capital redemption reserve
At beginning and end of period	170	170	170

Retained earnings
At beginning of period	7,542	21,072	21,072
Loss attributable to ordinary shareholders and other equity owners	(496)	(612)	(23,710)
Ordinary dividends paid	-	(2,312)	(2,312)
Equity preference dividends paid	(510)	(188)	(536)
Paid-in equity dividends paid, net of tax	(36)	(27)	(60)
Transfer from paid-in equity	200	-	-
Equity owners gain on withdrawal of minority interest
- gross	629	-	-
- taxation	(176)	-	-
Transfer from merger reserve	-	-	14,273
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(1,807)
- taxation	-	-	472
Net cost of shares bought and used to satisfy share-based payments	(13)	(16)	(19)
Share-based payments, net of tax	60	51	169

At end of period	7,200	17,968	7,542

Own shares held
At beginning of period	(104)	(61)	(61)
Shares purchased during the period	-	(39)	(64)
Shares issued under employee share schemes	13	17	21

At end of period	(91)	(83)	(104)

Owners’ equity at end of period	55,666	61,637	58,879

RBS Group – 2009 Interim results

Condensed consolidated statement of changes in equity
for the half year ended 30 June 2009 (unaudited) (continued)

	First half 2009	First half 2008	Full year 2008
	£m	£m	£m

Minority interests
At beginning of period	21,619	38,388	38,388
Currency translation adjustments and other movements	(1,999)	2,938	9,256
Acquisition of ABN AMRO	-	-	356
Profit/(loss) attributable to minority interests	631	452	(10,832)
Dividends paid	(310)	(137)	(285)
Losses on available-for-sale securities
- net losses in the period	(363)	(534)	(1,440)
- taxation	7	47	(7)
Movements in cash flow hedging reserves
- gross	(157)	449	(1,051)
- taxation	63	(114)	220
Actuarial losses recognised in retirement benefit schemes
- gross	-	-	(480)
- taxation	-	-	2
Equity raised	9	810	1,071
Equity withdrawn and disposals	(2,445)	(243)	(13,579)
Transfer to retained earnings	(629)	-	-

At end of period	16,426	42,056	21,619

Total equity at end of period	72,092	103,693	80,498

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Equity shareholders	(3,146)	(936)	(23,148)
Minority interests	(1,818)	3,238	(4,332)

	(4,964)	2,302	(27,480)

RBS Group – 2009 Interim results

Condensed consolidated cash flow statement
for the half year ended 30 June 2009 (unaudited)

	First half 2009	First half 2008
	£m	£m
Operating activities
Operating loss before tax	(244)	(727)
Operating (loss)/profit before tax on discontinued operations	(65)	463
Adjustments for non-cash items	16,800	(10,553)

Net cash inflow/(outflow) from trading activities	16,491	(10,817)
Changes in operating assets and liabilities	(18,455)	(32,572)

Net cash flows from operating activities before tax	(1,964)	(43,389)
Income taxes paid	(284)	(1,327)

Net cash flows from operating activities	(2,248)	(44,716)

Net cash flows from investing activities	4,461	31,955

Net cash flows from financing activities	(5,525)	10,340

Effects of exchange rate changes on cash and cash equivalents	(10,836)	7,501

Net (decrease)/increase in cash and cash equivalents	(14,148)	5,080
Cash and cash equivalents at beginning of period	134,925	148,955

Cash and cash equivalents at end of period	120,777	154,035

RBS Group – 2009 Interim results

Notes

1.	Basis of preparation

The accounts for the half year ended 30 June 2009 have been prepared on a going concern basis.  The directors have reviewed the Group's forecasts, projections and other relevant evidence including the ongoing measures from governments and central banks in the UK and around the world to sustain the banking sector.  Whilst the Group has received no guarantees, the directors have a reasonable expectation, based on experience to date, of continued and sufficient access to these funding facilities and, accordingly, that the Group will continue in operational existence for the foreseeable future.

2.	Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”).  It also complies with IFRS as issued by the IASB.  There have been no significant changes to the Group's principal accounting policies as set out on pages 162 to 171 of the 2008 Form 20F apart from the implementation of amendments to IFRS 2 (see below) and the introduction of a new policy dealing with the redemption or settlement of issued debt. These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The Group has implemented Vesting Conditions and Cancellation amendments to IFRS 2 Share-based Payment.  The amendments change the way the cancellation of share schemes by an employee are treated.  Previously, cancellations resulted in credits as the charge was trued up to reflect the reduction in the number of shares that vest.  Under the amendments, cancellations result in the amount that would otherwise have been recognised over the remainder of the vesting period being charged to profit or loss immediately. Implementation of these amendments has increased the charge for the Group’s share schemes in the first half of 2009 by £38 million.  The Group’s income statement, related notes and cash flow statement for the half year ended 30 June 2008 and the year ended 31 December 2008 have been restated increasing loss before tax by £35 million and £169 million respectively.

The comparative amounts for the first half of 2008 have been restated for the finalisation of the ABN AMRO acquisition accounting.

As a result of the amendments to IAS 1 Presentation of Financial Statements, the interim financial statements include a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has extended its accounting policy on derecognition to cover the redemption or settlement of issued debt:

On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt’s carrying amount and the cost of redemption or settlement.  The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

RBS Group – 2009 Interim results

Notes (continued)

2.	Accounting policies (continued)

There are a number of other changes to IFRS that were effective from 1 January 2009.  They have had no material effect on the Group’s interim financial statements:

Improvements to IFRS issued in May 2008 makes minor amendments to a number of IFRS as part of IASB’s annual improvements project.

Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate Amendments to IAS 27 Consolidated and Separate Financial Statements and IFRS 1 First-time Adoption of International Financial Reporting Standards amends investor accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate.

Improving Disclosures about Financial Instruments Amendments to IFRS 7 Financial Instruments: Disclosures enhances disclosures required about liquidity risk and fair value measurements.

IAS 23 Borrowing Costs requires entities to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment.

Puttable Financial Instruments and Obligations arising on Liquidation Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements amends IAS 32 to enable puttable instruments to be disclosed as equity.

Embedded Derivatives Amendments to IFRIC 9 and IAS 39 makes changes in relation to embedded derivatives when reclassifying financial instruments.

IFRIC 13 Customer Loyalty Programmes requires entities that provide customers with benefits ancillary to the sale of goods or services should apportion the sales proceeds on the basis of relative fair values.

IFRIC 15 Agreements for the Construction of Real Estate clarifies the accounting for construction profits.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation addresses the nature of the hedged risk and the amount of the hedged item; where in a group the hedging item could be held; and what amounts should be reclassified from equity on the disposal of a foreign operation that had been subject to hedging.

Recent developments in IFRS
The IASB published a revised IFRS 3 Business Combinations and related revisions to IAS 27 Consolidated and Separate Financial Statements in January 2008. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009. These changes will affect the Group’s accounting for future acquisitions and disposals of subsidiaries.

The IASB issued an amendment to IAS 39 Eligible Hedged Items in July 2008 to clarify how the hedge accounting principles in IAS 39 should be applied in the designation of a one-sided risk in a hedged item and inflation in a financial hedged item. The amendment is effective for accounting periods beginning on or after 1 July 2009 and is not expected to have a material effect on the Group.

RBS Group – 2009 Interim results

Notes (continued)

2.	Accounting policies (continued)

Group Cash-settled Share-based Payment Transactions Amendments to IFRS 2 issued by the IASB in June 2009 clarifies the scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when it has no obligation to settle the transaction.  The amendments are effective for annual periods beginning on or after 1 January 2010.  They will have no effect on the Group’s financial statements.

In April 2009, the IASB issued Improvements to IFRS which makes minor changes to IFRS as part of the Board’s annual improvements project: making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording.  The amendments are not expected to have a material effect on the Group.

Additional Exemptions for First-time Adopters Amendments to IFRS 1 was issued in July 2009 and provides relief from retrospective application in relation to oil and gas assets and determining whether an arrangement contains a lease.  These exemptions will have no effect on the Group.

The IFRIC issued interpretation IFRIC 17 Distributions of Non-Cash Assets to Owners and the IASB made consequential amendments to IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 (revised 2008), and is not expected to have a material effect on the Group.

The IFRIC issued interpretation IFRIC 18 Transfers of Assets from Customers in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group.

3.	Analysis of income, expenses and impairment losses
		First half 2009	First half 2008
		£m	£m

	Fees and commissions receivable	4,988	4,917
	Fees and commissions payable
	- banking	(1,080)	(986)
	- insurance related	(260)	(202)

	Net fees and commissions	3,648	3,729

	Foreign exchange	1,722	906
	Interest rate	3,265	1,447
	Credit	(3,815)	(6,273)
	Other	822	547

	Income/(loss) from trading activities	1,994	(3,373)

	Gain on redemption of own debt	3,790	-

In April 2009, the Group concluded a series of exchange offers and tender offers with the holders of a number of Tier 1 and Upper Tier 2 securities which resulted in an aggregate pre-tax gain of £4.6 billion, of which £3.79 billion was taken through income and the remainder through equity.

RBS Group – 2009 Interim results

Notes (continued)

3.	Analysis of income, expenses and impairment losses (continued)
		First half 2009	First half 2008
		£m	£m

	Operating lease and other rental income	695	872
	Changes in the fair value of own debt	(60)	527
	Changes in the fair value of securities and
	other financial assets and liabilities	60	(601)
	Changes in the fair value of investment properties	(147)	(22)
	Profit on sale of securities	101	115
	Profit on sale of property, plant and equipment	26	87
	Profit on sale of subsidiaries and associates	227	563
	Life company profits/(losses)	24	(44)
	Dividend income	46	51
	Share of profits less losses of associated entities	(3)	55
	Other income	450	32

	Other operating income (excluding insurance premium income)	1,419	1,635

	Non-interest income (excluding insurance premiums)	10,851	1,991
	Insurance net premium income	2,821	3,156

	Total non-interest income	13,672	5,147

	Staff costs	6,008	5,558
	Premises and equipment	1,533	1,218
	Other	2,682	2,420

	Administrative expenses	10,223	9,196
	Depreciation and amortisation	1,357	1,523
	Write-down of goodwill and other intangible assets	311	-

	Operating expenses	11,891	10,719

	General insurance	1,865	1,863
	Bancassurance	269	326

	Insurance net claims	2,134	2,189

	Loan impairment losses	7,330	1,588
	Impairment of available-for-sale securities	730	73

	Impairment losses	8,060	1,661

4.	Goodwill
		First half 2009	First half 2008
		£m	£m

	Write-down of goodwill and other intangible assets	311	-

The write down of goodwill in the first half of 2009 principally relates to ABN AMRO and NatWest goodwill allocated to non-core businesses.

5.	Pensions

The pension cost for the first half of 2009 amounting to £425 million (first half 2008 - £339 million) reflects the assumptions adopted in the Group’s 2008 financial statements as the Group has concluded, following a review of scheme assumptions, that as at 30 June 2009 no adjustment to the deficit on the schemes is required.

RBS Group – 2009 Interim results

Notes (continued)

6.	Loan impairment provisions

Operating loss is stated after charging loan impairment losses of £7,330 million (first half 2008 - £1,588 million; full year 2008 - £7,091 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2009 from £11,016 million to £15,528 million, and the movements thereon were:

		First half 2009	First half 2008
		£m	£m

	At beginning of period	11,016	6,452
	Currency translation and other adjustments	(666)	193
	Disposals	-	(1,010)
	Amounts written-off	(2,150)	(1,333)
	Recoveries of amounts previously written-off	176	171
	Charge to the income statement	7,330	1,588
	Unwind of discount	(178)	(91)

	At end of period	15,528	5,970

	The provision at 30 June 2009 includes £126 million (31 December 2008 - £127 million; 30 June 2008 - £3 million) in respect of loans and advances to banks.

7.	Taxation
	The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% (2008 – 28.5%) as follows:
		First half 2009	First half 2008
		£m	£m

	Loss before tax from continuing operations	(244)	(727)

	Expected tax credit at 28% (2008 – 28.5%)	(68)	(207)
	Non-deductible goodwill impairment	87	-
	Unrecognised timing differences	16	4
	Other non-deductible items	73	162
	Non-taxable items;
	- gain on redemption of own debt	(692)	-
	- other	(176)	(225)
	Taxable foreign exchange movements	(23)	7
	Foreign profits taxed at other rates	3	(52)
	Losses in year not recognised	184	40
	Other	(23)	-
	Adjustments in respect of prior periods	178	(62)

	Actual tax credit	(441)	(333)

RBS Group – 2009 Interim results

Notes (continued)

8.	Minority interests
		First half 2009	First half 2008
		£m	£m

	Trust preferred securities	45	45
	Investment in Bank of China	359	-
	Sempra joint venture	144	96
	ABN AMRO	79	290
	Other	4	21

	Profit attributable to minority interests	631	452

9.	Other owners’ dividends
		First half 2009	First half 2008
		£m	£m

	Non-cumulative preference shares of US$0.01	179	136
	Non-cumulative preference shares of €0.01	57	52
	Non-cumulative preference shares of £1
	- issued to UK Financial Investments Limited (1)	274	-
	Interest on securities classified as equity, net of tax	36	27

		546	215
	Note: (1) Includes £50 million redemption premium on repayment of preference shares.

10.	Earnings per share
	Earnings per share have been calculated based on the following:
		First half 2009		First half 2008
		£m		£m
	Earnings
	Loss from continuing operations attributable to ordinary shareholders	(984)		(786)
	Add back finance cost on dilutive convertible securities	-		-

	Diluted loss from continuing operations attributable to ordinary shareholders	(984)		(786)

	Loss from discontinued operations attributable to ordinary shareholders	(58)		(41)

	Weighted average number of ordinary shares (millions)
	In issue during the period	46,719		12,197
	Effect of dilutive share options and convertible securities	-		-

	Diluted weighted average number of ordinary shares in issue during the period	46,719		12,197

	Basic loss per share from continuing operations	(2.1p	)	(6.4p	)

	Diluted loss per share from continuing operations	(2.1p	)	(6.4p	)

	Basic loss per share from discontinued operations	(0.1p	)	(0.4p	)

	Diluted loss per share from discontinued operations	(0.1p	)	(0.4p	)

RBS Group – 2009 Interim results

Notes (continued)

11.	Segmental analysis

Changes have been made to the Group’s operating segments in the first half of 2009.  A Non-Core division has been created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell.  Furthermore, Group Manufacturing is no longer reported as a separate division whose costs are now allocated to the customer-facing divisions along with certain central costs.  UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth).  Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking, Asia Retail & Commercial Banking and Share of shared assets form part of Non-Core.  The segment measure is now Operating profit/(loss) before tax which differs from Contribution used previously; it excludes strategic disposals.  Comparative data have been restated accordingly.

	First half 2009			First half 2008
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m
UK Retail	3,525	365	3,890	4,174	813	4,987
UK Corporate	2,212	28	2,240	3,992	21	4,013
Wealth	416	465	881	506	1,131	1,637
Global Banking & Markets	9,691	4,621	14,312	8,844	4,648	13,492
Global Transaction Services	1,392	33	1,425	1,412	41	1,453
Ulster Bank	888	49	937	1,173	128	1,301
US Retail & Commercial	2,213	203	2,416	1,913	234	2,147
RBS Insurance	2,446	12	2,458	2,542	14	2,556
Central items	4,564	5,967	10,531	638	5,261	5,899

Core	27,347	11,743	39,090	25,194	12,291	37,485
Non-Core	897	399	1,296	886	736	1,622

Group before RFS Holdings minority interest	28,244	12,142	40,386	26,080	13,027	39,107
RFS Holdings minority interest	5,033	130	5,163	4,585	417	5,002
Elimination of intra-group transactions	-	(12,272)	(12,272)	-	(13,444)	(13,444)

	33,277	-	33,277	30,665	-	30,665

RBS Group – 2009 Interim results

Notes (continued)

11.	Segmental analysis (continued)

	First half 2009	First half 2008
	£m	£m
Operating profit/(loss) before tax
UK Retail	53	514
UK Corporate	321	939
Wealth	218	185
Global Banking & Markets	4,873	1,115
Global Transaction Services	496	493
Ulster Bank	(8)	172
US Retail & Commercial	(51)	291
RBS Insurance	217	300
Central items	175	706

Core	6,294	4,715
Non-Core	(9,648)	(4,863)

Group before RFS Holdings minority interest	(3,354)	(148)
RFS Holdings minority interest	52	(1)

Amortisation of purchased intangible assets	(140)	(262)
Integration and restructuring costs	(734)	(316)
Gain on redemption of own debt	3,790	-
Strategic disposals	453	-
Write-down of goodwill and other intangible assets	(311)	-

	(244)	(727)

	30 June 2009	31 December 2008
	£m	£m
Total assets
UK Retail	104,832	102,430
UK Corporate	105,984	109,834
Wealth	16,423	16,356
Global Banking & Markets	977,221	1,423,805
Global Transaction Services	19,669	22,534
Ulster Bank	41,504	49,107
US Retail & Commercial	76,314	88,673
RBS Insurance	11,694	11,018
Central items	59,746	70,201

Core	1,413,387	1,893,958
Non-Core	231,058	324,734

	1,644,445	2,218,692
RFS Holdings minority interest	174,478	182,960

	1,818,923	2,401,652

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39.  Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for-trading	Designated as at fair value through profit or loss	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 30 June 2009
Cash and balances at central banks	-	-	-	39,946	-	-	-	39,946
Loans & advances to banks	35,848	-	-	59,558	-	-	-	95,406
Loans and advances to customers	51,911	1,963	-	702,334	-	13,566	-	769,774
Debt securities	107,508	4,578	120,589	11,414	-	-	-	244,089
Equity shares	12,630	1,955	2,995	-	-	-	-	17,580
Settlement balances	-	-	-	23,264	-	-	-	23,264
Derivatives (1)	557,284	-	-	-	-	-	-	557,284
Intangible assets	-	-	-	-	-	-	18,180	18,180
Property, plant and equipment	-	-	-	-	-	-	17,895	17,895
Deferred taxation	-	-	-	-	-	-	8,392	8,392
Prepayments, accrued income and other assets	-	-	-	1,461	-	-	21,804	23,265
Assets of disposal groups	-	-	-	-	-	-	3,848	3,848

Total assets	765,181	8,496	123,584	837,977	-	13,566	70,119	1,818,923

Deposits by banks	58,018	-	-	-	112,976	-	-	170,994
Customer accounts	64,743	7,463	-	-	543,483	-	-	615,689
Debt securities in issue	1,051	34,299	-	-	238,830	-	-	274,180
Settlement balances and short positions	37,224	-	-	-	23,063	-	-	60,287
Derivatives (1)	537,064	-	-	-	-	-	-	537,064
Accruals, deferred income and other liabilities	-	-	-	-	1,617	24	28,480	30,121
Retirement benefit liabilities	-	-	-	-	-	-	1,731	1,731
Deferred taxations	-	-	-	-	-	-	4,022	4,022
Insurance liabilities	-	-	-	-	-	-	9,542	9,542
Subordinated liabilities	-	1,291	-	-	34,412	-	-	35,703
Liabilities of disposal groups	-	-	-	-	-	-	7,498	7,498

Total liabilities	698,100	43,053	-	-	954,381	24	51,273	1,746,831

Equity								72,092

								1,818,923

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

	Held-for-trading	Designated as at fair value through profit or loss	Available-for-sale	Loans and receivables	Other (amortised cost)	Finance leases	Other assets/ liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2008
Cash and balances at central banks	-	-	-	12,400	-	-	-	12,400
Loans & advances to banks	56,234	-	-	81,963	-	-	-	138,197
Loans and advances to customers	51,501	2,141	-	806,627	-	14,453	-	874,722
Debt securities	116,280	5,428	132,856	12,985	-	-	-	267,549
Equity shares	17,054	2,101	7,175	-	-	-	-	26,330
Settlement balances	-	-	-	17,832	-	-	-	17,832
Derivatives (1)	992,559	-	-	-	-	-	-	992,559
Intangible assets	-	-	-	-	-	-	20,049	20,049
Property, plant and equipment	-	-	-	-	-	-	18,949	18,949
Deferred taxation	-	-	-	-	-	-	7,082	7,082
Prepayments, accrued income and other assets	-	-	-	1,326	-	-	23,076	24,402
Assets of disposal groups	-	-	-	-	-	-	1,581	1,581

Total assets	1,233,628	9,670	140,031	933,133	-	14,453	70,737	2,401,652

Deposits by banks	81,154	-	-	-	176,890	-	-	258,044
Customer accounts	55,926	8,054	-	-	575,532	-	-	639,512
Debt securities in issue	3,992	47,451	-	-	248,846	-	-	300,289
Settlement balances and short positions	42,536	-	-	-	11,741	-	-	54,277
Derivatives (1)	971,364	-	-	-	-	-	-	971,364
Accruals, deferred income and other liabilities	260	-	-	-	1,619	22	29,581	31,482
Retirement benefit liabilities	-	-	-	-	-	-	2,032	2,032
Deferred taxations	-	-	-	-	-	-	4,165	4,165
Insurance liabilities	-	-	-	-	-	-	9,976	9,976
Subordinated liabilities	-	1,509	-	-	47,645	-	-	49,154
Liabilities of disposal groups	-	-	-	-	-	-	859	859

Total liabilities	1,155,232	57,014	-	-	1,062,273	22	46,613	2,321,154

Equity								80,498

								2,401,652

Note:
(1) Held-for-trading derivatives include hedging derivatives.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Valuation techniques Refer to Note 11 of the 2008 Form 20F.

Valuation hierarchy The table below shows the financial instruments carried at fair value, by valuation method.

	30 June 2009				31 December 2008
	Level 1(1)	Level 2(2)	Level 3(3)	Total	Level 1(1)	Level 2(2)	Level 3(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss
Loans and advances to banks	-	35.8	-	35.8	-	56.2	-	56.2
Loans and advances to customers	-	52.8	1.1	53.9	-	50.5	3.1	53.6
Debt securities	53.4	55.1	3.6	112.1	52.8	65.1	3.8	121.7
Equity shares	10.7	3.4	0.5	14.6	10.6	7.8	0.8	19.2
Derivatives	1.0	547.6	8.7	557.3	3.9	978.4	10.3	992.6

	65.1	694.7	13.9	773.7	67.3	1,158.0	18.0	1,243.3
Available-for-sale
Debt securities	43.4	75.6	1.6	120.6	20.9	108.8	3.1	132.8
Equity shares	1.1	1.4	0.5	3.0	4.8	2.1	0.3	7.2

	44.5	77.0	2.1	123.6	25.7	110.9	3.4	140.0

	109.6	771.7	16.0	897.3	93.0	1,268.9	21.4	1,383.3

Liabilities
Deposits by banks and customers	-	129.9	0.3	130.2	-	144.8	0.3	145.1
Debt securities in issue	-	32.3	3.1	35.4	-	47.0	4.4	51.4
Short positions	29.9	6.9	0.4	37.2	36.0	6.5	-	42.5
Derivatives	1.7	531.2	4.2	537.1	3.6	963.8	4.0	971.4
Other financial liabilities (4)	-	1.3	-	1.3	-	1.5	0.3	1.8

	31.6	701.6	8.0	741.2	39.6	1,163.6	9.0	1,212.2

Notes:

(1)
Valued using unadjusted quoted prices in active markets for identical financial instruments.  This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:
	(a)	quoted prices for identical instruments in markets which are not considered to be active or quoted prices for similar instruments trading in active or not so active markets; or
	(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

Instruments that trade in markets that are not considered to be active, but for which valuations are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and instruments valued using techniques include: most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group’s life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Notes (continued):
(3)
Valued using a technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data.  Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

Financial instruments included within level 3 of the fair value hierarchy primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs), other mortgage-based products and less liquid debt securities, certain structured debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives.  No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4) Comprise subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

Level 3 portfolios

Level 3 portfolios have reduced since 31 December 2008 (by £5.4 billion) due to disposals, write downs, reclassification between levels 2 and 3 and reclassification of a number of assets from held-for-trading (‘HFT’) to loans and receivables (‘LAR’). Level 3 liabilities have reduced by £1.0 billion.

Level 3 loans and advances to customers decreased by £2.0 billion primarily reflecting the reclassification of certain HFT loans (leveraged finance and other corporate loans) to LAR.

Debt securities categorised as level 3 at the 30 June 2009 included £3.7 billion asset-backed securities and £1.5 billion of corporate and other debt securities.  The decrease during the first half reflects liquidations, mark-downs and the unwinding of part of the fund derivative portfolio in the US.

Equity shares categorised as level 3 decreased by £0.1 billion primarily reflecting the movement of strategic investments from level 3 to level 2 and reduction in value of certain private equity investments, partly offset by other small increases.

Level 3 derivative assets at 30 June 2009 included credit derivative trades with credit derivative product companies (‘CDPCs’) with a fair value of £1.5 billion after credit valuation adjustments of £0.8 billion.  At 31 December 2008 these credit derivative trades with CDPCs had a fair value of £3.5 billion after a credit valuation adjustment of £1.3 billion.  Other level 3 derivative assets included illiquid credit default swaps (‘CDSs’), other credit derivatives and illiquid interest rate derivatives.

Debt securities in issue categorised as level 3 were structured medium term notes, with the decrease in the period primarily due to the movement of £1 billion of guaranteed investment certificates from level 3 at the end of 2008 to level 2 at the end of June 2009 reflecting increased price availability in the market.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)
	Level 3 portfolios (continued)
					Reasonably possible alternative assumptions
				Carrying value	Increase in fair value	Decrease in fair value
		Valuation basis/technique	Main assumptions	£bn	£m	£m
	Assets
	Loans and advances	Proprietary model	Credit spreads, indices	1.1	33	33
	Debt securities:
	- RMBS (1)	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.4	24	28
	- CMBS (2)	Industry standard model	Prepayment rates, probability of default, loss severity and yield	0.4	16	16
	- CDOs (3)	Proprietary model	Implied collateral valuation, defaults rates, housing prices, correlation	1.5	311	288
	- CLOs (4)	Industry standard simulation model	Credit spreads, recovery rates, correlation	0.7	27	27
	- other	Proprietary model	Credit spreads	2.2	54	55
	Equity shares	Private equity – valuation statements	Fund valuations	1.0	106	127
	Derivatives:
	- credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	5.1	497	365
	- other	Proprietary model	Volatility, correlation, dividends	3.6	170	174

	30 June 2009			16.0	1,238	1,113

	31 December 2008			21.4	1,880	2,200

Liabilities
Debt securities in issue	Proprietary model	Correlation, volatility	3.1	65	65
Derivatives
- credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility	2.7	196	196
- other	Proprietary model	Volatility, correlation	1.5	54	52
Other portfolios	Proprietary model	Credit spreads, correlation	0.7	11	11

30 June 2009			8.0	326	324

31 December 2008			9.0	490	550

Notes:
(1)	Residential mortgage-backed securities.
(2)	Commercial mortgage-backed securities.
(3)	Collateralised debt obligations.
(4)	Collateralised loan obligations.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

For each of the portfolio categories shown in the above table, a description is set out below of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value,  and inputs to those models and techniques.  These techniques are also used where the product is categorised as level 2. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact this would have on the fair value.  Where there have been significant changes to valuation techniques during the year, an explanation of the reasons for this is also included.   Amounts relating to 31 December 2008 are also included where relevant.

Loans and advances to customers

Loans in level 3 primarily comprise US commercial mortgages and syndicated loans.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement.  Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives.  Assumptions are made about the relationship between the loan and the available benchmark data.  Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value of these mortgages of £0.3 billion (2008 - £1.1 billion) by up to £8 million (2008 - £18 million) or increase the fair value by up to £8 million (2008 - £25  million).

Syndicated lending
The Group’s syndicated lending activities are conducted by the syndicate business in conjunction with the loan origination business.  When a commitment to lend is entered into, the Group estimates the proportion of the loan that it intends to syndicate and the proportion it anticipates to retain on its balance sheet as a loan and receivable.  Where the commitment is intended to be syndicated, the commitment to lend is fair valued through the income statement.  On drawdown, the portion of the loan expected to be syndicated is classified as a held-for-trading asset, and the expected hold portion is classified as loan or receivables.

The Group values the portion of the loan expected to be syndicated at fair value by using market observable syndication prices in the same or similar assets.  Where these prices are not available, a discounted cash flow model is used.  The model incorporates observable assumptions such as current interest rates and yield curves, the notional and tender amount of the loan and counterparty credit quality which is derived from credit default swap spreads quoted in the market.  The model also incorporates unobservable assumptions, including expected refinancing periods, and counterparty credit quality  derived from the Group’s internal risk assessments.  Derivatives arising from commitments to lend are measured using the same model, based on proxy notional amounts.

Using reasonably possible alternative assumptions for expected cash flows to value these assets of £0.8 billion (2008 - £2.0 billion) would reduce the fair value by up to £25 million (2008 - £32 million) or increase the fair value by up to £25 million (2008 - £45 million).  The assumptions to determine these amounts were based on restructuring scenarios and expected margins.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Debt securities

Residential mortgage backed securities
RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value.  RMBS are classified as level 3 when trading data are unavailable, and in these cases a model using significant unobservable data is utilised for valuation purposes.

In determining whether an instrument is similar to that being valued, the Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan-to-value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches.  Where there are instances of market observable data for several similar RMBS tranches, the Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed.  This method is most frequently used for US and UK RMBS.  The RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by the Group, or based on observable prices from Bloomberg or consensus pricing services.

Where there is no trading activity in respect of the relevant RMBS, models are used for valuation purposes.  The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS.  This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield.  The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources.  An assessment is made of the third-party data source to determine its applicability and reliability.  The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded at in the market and may also make adjustments for model deficiencies.

The weighted average of the key significant inputs utilised in valuing US level 3 RMBS positions are shown in the table below.

	Weighted-average inputs
	Non-agency prime RMBS	Alt-A RMBS
Yield	12%	18%
Probability of default	3.0% CDR (1)	40.0% CDR(1)
Loss severity	40%	65%
Prepayment	15% CPR(2)	10% CPR(2)

Notes:
(1) Constant default rate or probability of default
(2) Constant prepayment rate

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Debt securities (continued)

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. The Group believes that the probability of default is the least transparent input into Alt-A and prime RMBS modelled valuations and is the most sensitive to variations for valuation purposes.  The Group believes that a range of 500 basis points greater than and 300 basis points less than the weighted average constant default rate, and a range of 300 basis points greater than and 200 basis points less than the weighted average constant default rate represents a reasonably possible set of acceptable pricing alternatives for Alt-A and prime RMBS, respectively.  These assumptions consider the inherently risky nature of Alt-A over prime securities, as well as declining economic conditions leading to an increased likelihood of default at year-end.  While other key inputs may possess characteristics of unobservability in both Alt-A and prime modelled valuations, the effect of utilising reasonably possible alternatives for these inputs would have an immaterial effect on the overall valuation.  Using these reasonably possible alternative assumptions the fair value of RMBS of £0.4 billion (2008 - £0.5 billion) would be £28 million (2008 - £90 million) lower or £24 million (2008 - £40 million) higher.

Commercial mortgage backed securities
CMBS are valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

For senior CMBS and subordinated tranches, the Group has determined that the most sensitive input to reasonably possible alternative valuation is probability of default and yield respectively.  Using reasonably possible alternative assumptions for these inputs, the fair value of CMBS of £ 0.4 billion (2008 - £0.6 billion) would be £16 million (2008 - £30 million) lower or £16 million (2008 - £30 million) higher.

Collateralised debt obligations
CDOs purchased from third parties are valued using independent, third-party quotes or independent lead manager indicative prices.  For super senior CDOs which have been originated by the Group no specific third-party information is available.  The valuation of these super senior CDOs therefore takes into consideration available market data and appropriate valuation adjustments.

 A collateral net asset value methodology is considered which uses dealer buy side marks to determine an upper bound for super senior CDO valuations.  An ABS index implied collateral valuation methodology is also used, which provides a market calibrated valuation data point.  Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

The output from using these alternative assumptions has been compared with inferred pricing from other published data.  The Group believes that reasonably possible alternative assumptions could reduce or increase valuations by up to 4%. Using these alternative assumptions would reduce the fair value of level 3 CDOs of £1.5 billion (2008 - £1.7 billion) by up to £288 million (2008 - £440 million) (super senior CDOs: £179 million (2008 - £292 million)) and increase the fair value by up to £311 million (2008 - £410 million) (super senior CDOs: £202 million (2008 - £292 million)).

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Debt securities (continued)

Collateralised loan obligations

To determine the fair value of CLOs purchased from third parties, the Group uses third-party broker or lead manager quotes as the primary pricing source.  These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework.  The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation.  A credit curve is assigned to each underlying asset based on prices, from third-party dealer quotes, and cash flow profiles, sourced from an industry standard model.  Losses are calculated taking into account the attachment and detachment point of the exposure.  As the correlation inputs to this model are not observable CLOs are deemed to be level 3.  Using reasonably possible alternative assumptions the fair value of CLOs of £0.7 billion (2008 - £1.0 billion) would be £27 million (2008 - £40 million) lower or £27 million higher (2008 - £40 million).

Other debt securities

Other level 3 debt securities comprise £0.7 billion (2008 - £1.4 billion) of other asset-backed securities (‘ABS’) and £1.5 billion (2008 - £1.7 billion) of other debt securities. Where observable market prices for a particular debt security are not available, the fair value is typically determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data.  Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3.  Using differing assumptions about this relationship would result in different fair values for these assets.  The main assumption made is that of relative creditworthiness.  Using reasonably possible alternative credit assumptions, taking into account the underlying currency, tenor, and rating of the debt securities within each portfolio, would reduce the fair value of other debt securities of £2.2 billion (2008 - £3.1 billion) by up to £55 million (2008 - £50 million) or increase the fair value by up to £54 million (2008 - £50 million).

Equity shares

Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedge funds.  Externally managed funds are valued using recent prices where available.  Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

Although such valuations are provided from third parties, the Group recognises that such valuations may rely significantly on the judgements and estimates made by those fund managers, particularly in assessing private equity components. Following the decline in liquidity in world markets, the Group believes that there is sufficient subjectivity in such valuations to report them in level 3.

Reasonably possible alternative valuations have been determined based on the historical trends in valuations received, and by considering the possible impact of market movements towards the end of the reporting period, which may not be fully reflected in valuations received. Using these reasonably possible alternate assumptions would reduce the fair value of externally managed funds of £1.0 billion (2008 - £1.1 billion) by up to £127 million (2008 - £150 million) or increase the fair value by up to £106 million (2008 - £80 million).

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Derivatives

Level 3 derivative assets comprise credit derivatives £5.1 billion (2008 - £8 billion), and interest rate, foreign exchange rate and commodity derivative contracts of £3.6 billion (2008 - £2.2 billion). Derivative liabilities comprise credit derivatives of £2.7 billion (2008 - £2.6 billion), and interest rate, foreign exchange rate and commodity derivatives contracts of £1.5 billion (2008 - £1.4 billion).

Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Where there are no observable inputs in respect of certain or all of the parameters, inputs are based on estimates taking into account a range of available information including historical analysis, historical traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives

The Group’s credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction.  Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with   CDPCs are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty’s potential loss capped at the amount of the initial principal invested.  Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered.  This optionality is embedded within these portfolio structures and is very rarely traded outright in the market.  Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument with the same market data inputs as all other trades where applicable.  By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market.  Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model.  The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Derivatives (continued)

Equity derivatives

Equity derivative products are split into equity exotic derivatives and equity hybrids.  Equity exotic derivatives have payouts based on the performance of one or more stocks, equity funds or indices.  Most payouts are based on the performance of a single asset and are valued using observable market option data.  Unobservable equity derivative trades are typically complex basket options on stocks.  Such basket option payouts depend on the performance of more than one equity asset and require inputs based on the correlations between the individual components of the stock market.  Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlying instruments.

Equity hybrids have payouts based on the performance of a basket of underlying instruments where the underlying instruments are all from different asset classes.  Correlations between these different underlying instruments are typically unobservable with no market information for closely related assets available.  Where no market for the correlation input exists, these inputs are based on historical time series.

For equity exotic derivatives and equity hybrids, reasonable possible alternative valuations are determined on the basis of parameter uncertainty calculations for the unobservable parameters.  The range of valuations is inferred from consensus data and market quotes.  Where day one reserves exist for a given product, the worst case valuation is mitigated by these reserves.   For certain products, day one reserves exceed valuation uncertainty and in these instances the worst case is deemed to be current book value.

Other derivatives

Interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying rates, including interest rates, foreign exchange rates and commodity prices. Included in commodities derivatives are energy contracts entered into by RBS Sempra Commodities. Most of these contracts are valued using models that incorporate observable data. A small number are more complex, structured derivatives which incorporate in their valuation assumptions regarding power price volatilities and correlation between inputs, which are not market observable. These include certain tolling agreements, where power is purchased in return for a given quantity of fuel, and load deals, where a seller agrees to deliver a fixed proportion of power used by a client’s utility customers.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices.  Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions have been determined by stressing unobservable model input parameters by levels determined by a qualitative assessment of historical data.

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Level 3 portfolios (continued)

Derivatives (continued)

Reasonably possible alternative assumptions for derivatives

In determining the effect of reasonably possible alternative assumptions for unobservable inputs, the Group has considered credit derivative trades with CDPCs separately from all other level 3 derivatives due to the significant element of subjectivity in determining the counterparty credit risk.

The fair value of credit derivative trades with CDPCs as at 30 June 2009 was £2.3 billion (2008 - £4.8 billion) before applying a CVA of £0.8 billion (2008 - £1.3 billion).  The Group’s credit derivative exposures to CDPCs are valued using pricing models with inputs observed directly in the market.  An adjustment is made to the model valuation as the creditworthiness of CDPCs differs from that of the credit risk assumptions used in the model. The adjustment reflects the estimated cost of hedging the counterparty risk arising from each trade.  In the absence of market observable credit spreads of CDPCs, the cost of hedging the counterparty risk is estimated from an analysis of the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle. A reasonably possible alternative approach would be to estimate the cost of hedging the counterparty risk from market observable credit spreads of entities considered similar to CDPCs (for example monoline insurers with similar business or similarly rated entities). These reasonably possible alternative approaches would reduce the fair value credit derivatives with CDPCs by up to £111 million (2008 - £740 million) or increase the fair value by up to £245 million (2008 - £600 million).

For all other level 3 derivatives, unobservable inputs are principally comprised of correlations and volatilities.  Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3.  It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs.  In determining reasonably possible alternative assumptions, the relative effect of unobservable inputs compared to those which may be observed was considered.  Using reasonably possible alternative assumptions the fair value of all other level 3 derivative assets (excluding CDPCs) would be reduced by up to £428 million (2008 - £600 million) or increased by up to £422 million (2008 - £560 million) and derivative liabilities of £4.2 billion (2008 - £4.0 billion) would be reduced by up to £248 million (2008 - £300 million) or increased by up to £250 million (2008 - £280 million).

Other financial instruments

The carrying value of debt securities in issue is represented partly by underlying cash and partly through a derivative component.  The classification of the amount in level 3 is driven by the derivative component and not by assumptions.

In addition to the portfolios discussed above, there are other financial instruments which are held at fair value determined from data that are not market observable, or incorporating material adjustments to market observed data.  Using reasonably possible alternate assumptions appropriate to the liability in question, such as credit spreads, derivative inputs and equity correlations, would reduce the fair value of other financial instruments held at fair value of £3.5 billion (2008 - £5.0 billion), primarily debt securities in issue of £3.1 billion (2008 - £4.4 billion), by up to £76 million (2008 - £250 million) or increase the fair value by up to £76 million (2008 - £210 million).

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

	Own credit

When valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing. The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group’s creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The fair value of the Group’s derivative financial liabilities has also been adjusted to reflect the Group’s own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the half year ended 30 June 2009.

		Debt securities in issue
		Held-for-trading	Designated at fair value through profit and loss	Total	Derivatives	Total
		£m	£m	£m	£m	£m

	At 1 January 2009	1,346	1,027	2,373	450	2,823
	Net effect of changes to credit spreads	242	(73)	169	54	223
	Foreign exchange movements	(189)	(31)	(220)	-	(220)
	New issues and redemptions (net)	(22)	11	(11)	-	(11)

	At 30 June 2009	1,377	934	2,311	504	2,815

	The effect of change in credit spreads could be reversed in future periods.

Reclassification of financial instruments

During 2008, as permitted by amended IAS 39, the Group reclassified financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category.  There were further reclassifications from the held-for-trading category to the loans and receivables category in the first half of 2009.  The effect of the reclassifications and the balance sheet values of the assets were as follows.

	Additional losses that would have been recognised in H1 2009 if reclassifications had not occurred
		Reclassified in:
	Total	H1 2009	2008
	£m	£m	£m

From held-for-trading to:
Available-for-sale	(284)	-	(284)
Loans and receivables	526	178	348

	242	178	64

RBS Group – 2009 Interim results

Notes (continued)

12.	Financial instruments (continued)

Reclassification of financial instruments (continued)

	Assets reclassified in 2009:	30 June 2009 All reclassifications		31 December 2008 All reclassifications (1)
	carrying value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	-	8,442	8,442	12,047	12,047
Loans and receivables	1,871	16,458	12,158	20,774	16,628

	1,871	24,900	20,600	32,821	28,675

From available-for-sale to:
Loans and receivables	-	866	741	1,016	956

	1,871	25,766	21,341	33,837	29,631

Note:
(1) 31 December 2008 amounts have been restated.

During the period, the balance sheet value of reclassified assets reduced by £8.1 billion.  This was primarily due to disposals and repayments of £6.0 billion across a range of asset backed securities and loans, foreign exchange rate movements of £3.2 billion, and impairment losses of £1.5 billion offset by reclassifications in the period of £1.9 billion.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 30 June 2009 were £1.9 billion (31 December 2008 - £2.2 billion).

13.	Debt securities
	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
30 June 2009	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	7,753	9,526	43,140	5,140	32,539	8,304	1,106	107,508
Designated as at fair value through profit or loss	1,943	3	570	624	354	1,074	10	4,578
Available-for-sale	6,179	9,630	36,554	10,851	49,037	7,611	727	120,589
Loans and receivables	-	-	63	97	8,746	2,416	92	11,414
	15,875	19,159	80,327	16,712	90,676	19,405	1,935	244,089

31 December 2008

Held-for-trading	5,372	9,859	37,519	4,407	39,879	17,671	1,573	116,280
Designated as at fair value through profit or loss	2,085	510	472	89	236	1,580	456	5,428
Available-for-sale	11,330	6,152	32,480	12,038	62,067	6,501	2,288	132,856
Loans and receivables	-	-	-	114	8,961	3,749	161	12,985
	18,787	16,521	70,471	16,648	111,143	29,501	4,478	267,549

RBS Group – 2009 Interim results

Notes (continued)

14.	Derivatives
		30 June 2009		31 December 2008
		Assets	Liabilities	Assets	Liabilities
		£m	£m	£m	£m

	Exchange rate contracts
	Spot, forwards and futures	29,138	28,218	83,065	83,568
	Currency swaps	32,721	30,951	53,398	54,728
	Options purchased	18,409	-	36,762	-
	Options written	-	17,922	-	35,017

	Interest rate contracts
	Interest rate swaps	331,179	318,617	548,040	532,180
	Options purchased	61,115	-	99,192	-
	Options written	-	60,129	-	102,216
	Futures and forwards	3,635	2,836	7,600	6,620

	Credit derivatives	64,388	59,715	142,366	132,734

	Equity and commodity contracts	16,699	18,676	22,136	24,301

		557,284	537,064	992,559	971,364

The Group enters into master netting agreements in respect of its derivatives activities. These arrangements, which give the Group a legal right to set-off derivative assets and liabilities with the same counterparty, do not result in a net presentation in the Group’s balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously as well as a legally enforceable right to set off. They are however effective in reducing the Group’s credit exposure from derivative assets. The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets. Of the £557 billion derivatives assets shown above, £461 billion (31 December 2008 - £834 billion) were subject to such agreements. Furthermore the Group holds substantial collateral against this net derivative asset exposure.

RBS Group – 2009 Interim results

Notes (continued)

15.	Assets and liabilities of disposal groups

At 30 June 2009, disposal groups comprise the assets and liabilities of the Group’s retail and commercial businesses across Asia and the wholesale banking businesses in Vietnam, Philippines, Taiwan and Pakistan.  On 4 August 2009, the Group announced that it had agreed to sell its Retail & Commercial Banking operations in Taiwan, Hong Kong, Singapore and Indonesia together with its onshore wholesale operations in the Philippines, Vietnam and Taiwan to ANZ Group Limited.

At 31 December 2008, the assets and liabilities relating to the remaining ABN AMRO businesses, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

At 30 June 2008, the assets and liabilities of Banco Real, Tesco Personal Finance and the ECF businesses in Germany and Austria which were all sold in the second half of 2008 together with the assets and liabilities of the remaining ABN AMRO businesses, primarily Private Equity, classified as disposal groups on the acquisition of ABN AMRO.

16.	Available-for-sale reserves

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

During the first half of 2009 impairment losses of £730 million (first half 2008 - £73 million; full year 2008 - £981 million) were charged to profit or loss and net unrealised losses of £1,494 million (first half 2008 - £1,322 million; full year 2008 - £6,808 million) were recognised directly in equity on available-for-sale financial assets.  Available-for-sale reserves at 30 June 2009 amounted to net losses of £4,266 million (31 December 2008 – net losses £3,561 million).

Impairment losses are recognised when there is objective evidence of impairment.  The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation.  However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment.  Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment.  The unrecognised losses on the Group’s available for sale debt securities are concentrated in its portfolios of mortgage-backed securities.  The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe.  The underlying securities remain unimpaired.

RBS Group – 2009 Interim results

Notes (continued)

17.	Capital resources
		30 June 2009	31 December 2008
	Composition of regulatory capital	£m	£m

	Tier 1
	Ordinary shareholders’ equity	47,820	45,525
	Minority interests	16,426	21,619
	Adjustments for:
	Goodwill and other intangible assets – continuing	(18,180)	(20,049)
	Goodwill and other intangible assets – discontinued	-	-
	Unrealised losses on available-for-sale debt securities	4,194	3,687
	Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(25)	(984)
	Reallocation of preference shares and innovative securities	(656)	(1,813)
	Other regulatory adjustments	(507)	(362)
	Less expected losses over provisions	(1,502)	(770)
	Less securitisation positions	(1,397)	(663)

	Core Tier 1 capital	46,173	46,190
	Preference shares	11,207	16,655
	Innovative Tier 1 securities	3,586	7,383
	Tax on the excess of expected losses over provisions	599	308
	Less deductions from Tier 1 capital	(678)	(689)

	Total Tier 1 capital	60,887	69,847

	Tier 2
	Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	25	984
	Collective impairment allowances	744	666
	Perpetual subordinated debt	4,844	9,829
	Term subordinated debt	19,630	23,162
	Minority and other interests in Tier 2 capital	11	11
	Less deductions from Tier 2 capital	(4,176)	(2,429)

	Total Tier 2 capital	21,078	32,223

	Tier 3	232	260

	Supervisory deductions
	Unconsolidated investments	4,461	4,044
	Other deductions	75	111

	Total deductions other than from Tier 1 capital	4,536	4,155

	Total regulatory capital	77,661	98,175

RBS Group – 2009 Interim results

Notes (continued)

18.	Analysis of contingent liabilities and commitments
		30 June 2009	31 December 2008
		£m	£m
	Contingent liabilities
	Guarantees and assets pledged as collateral security	41,587	49,262
	Other contingent liabilities	17,298	22,275

		58,885	71,537

	Commitments
	Undrawn formal standby facilities, credit lines and other commitments to lend	298,895	352,398
	Other commitments	6,317	9,326

		305,212	361,724

	Total contingent liabilities and commitments	364,097	433,261

	Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

19.	Litigation

United Kingdom
In common with other banks in the United Kingdom, RBS and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the ‘Charges’) as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the ‘Regulations’) or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges.  Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks’ contractual terms relating to the Charges in force in early 2008 (the ‘Current Terms’). The judgment held that the Current Terms used by RBS and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

RBSG (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment  for fairness applies also to a sample of the RBS and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the ‘Historic Terms’). The High Court made an order to this effect in October 2008.

RBS Group – 2009 Interim results

Notes (continued)

19.	Litigation (continued)

United Kingdom (continued)
RBSG and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations.  The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008.  The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals.  The House of Lords granted RBSG and the other banks leave to appeal the Court of Appeal's decision. That further appeal took place on 23 June 2009. The House of Lords’ judgment is likely to be delivered later in 2009.  The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of RBS's and most of NatWest’s Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. RBSG has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. RBSG maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. RBSG cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

United States
Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group’s position. In light of these developments the Group does not expect these claims will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

RBS Group – 2009 Interim results

Notes (continued)

19.	Litigation (continued)

United States (continued)
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York.  The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and SEC Rule 10b-5.  The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Series Q, R, S, T and/or U Non-cumulative Dollar Preference Shares issued pursuant or traceable to the 8 April 2005 Registration Statement and were damaged thereby.  Plaintiffs seek unquantified damages on behalf of the putative class. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.  The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

20.	Regulatory enquiries and investigations

The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group, its business, reputation, results of operations or the price of securities issued by it.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have an adverse impact on the Group’s businesses and earnings.

European Union
In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

RBS Group – 2009 Interim results

Notes (continued)

20.	Regulatory enquiries and investigations (continued)

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (“MIF”) arrangement for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008. MasterCard lodged an appeal against the decision with the European Court of First Instance on 1 March 2008 and the Group has intervened in the appeal proceedings. Visa’s MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross-border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. There is no deadline for the closure of the inquiry.

United Kingdom
In the United Kingdom, in September 2005, the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission (“CC”) for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC will therefore impose by order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). The expected deadline for implementation will be 2010 at the earliest, subject to the outcome of an appeal by Barclays against the CC’s decision.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. The FSA is expected to publish a further update in 2009. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks. The FSA is currently consulting informally with the industry on its proposals to issue specific guidance on PPI complaint handling. The timescale is uncertain but the guidance is expected to be completed during 2009. Separately, discussions are ongoing between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group’s business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

RBS Group – 2009 Interim results

Notes (continued)

20.	Regulatory enquiries and investigations (continued)

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT is currently consulting with the banking industry, consumer groups and interested parties on its report. After this consultation the OFT will decide on next steps, which could include further discussions or agreed remedies with the industry, or possibly a reference of the market to the CC.

The OFT’s investigation into the fairness of bank current account charges is ongoing. On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to the Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue.

Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT’s market study or investigation upon it, if any. However, RBSG is co-operating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. RBSG believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

In April 2009 the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into, and responsibility for, conduct, systems and controls within the Global Banking & Markets division of the Group. The Group and its subsidiaries are cooperating fully with this review and investigation.

United States
In connection with a previously disclosed investigation of ABN AMRO’s New York Branch by US regulatory authorities, ABN AMRO and members of ABN AMRO’s management continue to provide information to law enforcement authorities relating to ABN AMRO’s dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the United States Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of US$500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

RBS Group – 2009 Interim results

Notes (continued)

20.	Regulatory enquiries and investigations (continued)

United States (continued)
The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation or residential mortgage loans. The investigation is in its very early stages and therefore it is difficult to predict the potential exposure from such an investigation. At this time RBS Securities Inc. is fully cooperating with the request.

In addition to the above, certain of the Group’s subsidiaries have received requests for information from various United States governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBSG and its subsidiaries are co-operating with these various requests for information and investigations.

21.	Related party transactions

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc.  The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government.  As a result the UK Government and other public bodies became related parties of the Group.  The Group enters into transactions with many of these bodies on an arms' length basis.  The Group participates in a number of schemes operated by the Bank of England and the UK Government and made available to eligible banks and building societies. As at 30 June 2009, the Group’s utilisation of Bank of England facilities amounted to £28 billion (31 December 2008 - £42 billion) and it had debt in issue guaranteed by the UK Government totalling £52 billion (31 December 2008 - £32 billion).  During the first half of 2009, following a placing and open offer, the UK Government’s holding of £5 billion of preference shares was redeemed and the UK Government subscribed for 16.8 billion new ordinary shares; its interest in the Group’s ordinary share capital is now 70.3%.

Other related party transactions in the half year ended 30 June 2009 were similar in nature to those for the year ended 31 December 2008.  Full details of the Group’s related party transactions for the year ended 31 December 2008 are included in the Group’s 2008 Annual Report and Accounts.

RBS Group – 2009 Interim results

Notes (continued)

22.  Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and treasury portfolios through a comprehensive market risk management framework. This framework contains limits based on, but not limited to: value-at-risk (VaR), scenario analysis, position and sensitivity analyses.

The Group discloses market risk in VaR terms. VaR is a measure that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  The Group uses a historical simulation methodology with a two year time horizon and a 99% confidence level.

At the Group level the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  The Group recently changed its VaR confidence level from 95% to 99% as it believes this provides greater clarity in respect of potential economic outcomes. The table below sets out VaR for the Group's portfolios with prior periods restated to reflect the 99% confidence level for consistency and comparability.

The Group continued to update and enhance its market risk management framework during the first half of 2009. In addition to the move to VaR based on a 99% confidence level, the Group has improved and strengthened its market risk limit framework, increasing the transparency of market price risk taken across the Group’s businesses in both the trading and non-trading portfolios.

The Group’s market risk appetite is defined within this limit framework which is cascaded down through legal entity, division, business and ultimately trader level market risk limits.

The VaR disclosure is broken down into trading and non-trading (referred to in previous disclosures as Treasury VaR), where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the Strategic Review announced on 26 February 2009, the designation of assets between Core and Non-Core divisions was completed during the period.  The period end Core/Non-Core VaR as of 30 June 2009 shown below reflects the conclusion of this process.  Average, Maximum and Minimum VaR for Core/Non-Core are measures that require daily data.  The Non-Core division was not defined at the start of the period and average, maximum and minimum VaR are measures that require daily data.  These three measures have been prepared on a best efforts basis and reflect the process of designating Non-Core assets.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR (Group before RFS Holdings minority interest and statutory basis)

Interest rate	65.6	81.4	112.8	42.5
Credit spread	125.3	199.6	231.2	66.9
Currency	17.7	15.6	35.8	9.2
Equity	13.0	11.7	21.6	8.3
Commodity	12.7	11.5	21.4	6.5
Diversification effects		(129.2)

30 June 2009	143.3	190.6	229.0	76.8

Core (30 June 2009)	99.6	94.3	135.6	54.2
Non-Core (30 June 2009)	77.3	130.4	166.5	28.6

RBS Group – 2009 Interim results

Notes (continued)

22.  Market risk (continued)

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

Interest rate	38.7	54.4	94.0	18.2
Credit spread	71.5	61.5	130.8	51.7
Currency	7.6	17.0	18.0	3.5
Equity	22.4	18.3	42.6	11.0
Commodity	9.9	10.0	25.8	0.2
Diversification effects		(52.4)

31 December 2008	82.3	108.8	155.7	49.3

Interest rate	29.1	33.7	56.1	18.2
Credit spread	72.7	75.5	96.3	51.7
Currency	6.0	7.1	8.6	3.5
Equity	23.1	19.9	42.6	11.0
Commodity	9.5	23.0	25.3	0.2
Diversification effects		(67.7)

30 June 2008	70.4	91.5	106.0	49.3

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Non-trading VaR (Group before RFS Holdings minority interest and statutory basis)

Interest rate	17.6	16.6	26.1	12.9
Credit spread	198.9	205.4	270.3	65.4
Currency	1.2	1.1	3.8	0.2
Equity	4.0	3.7	7.2	2.2
Diversification effects		(27.0)

30 June 2009	199.6	199.8	274.9	76.1

Core (30 June 2009)	82.6	81.6	133.5	55.0
Non-Core (30 June 2009)	123.1	132.6	145.3	20.2

Interest rate	10.6	24.4	32.9	5.2
Credit spread	10.5	65.2	65.2	5.5
Currency	0.6	2.2	5.7	0.1
Equity	3.4	7.0	8.0	0.8
Diversification effects		(22.7)

31 December 2008	14.8	76.1	76.1	7.7

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

Interest rate	7.4	9.1	10.2	5.2
Credit spread	7.7	7.0	10.6	5.6
Currency	0.4	0.3	1.0	0.2
Equity	1.7	1.7	2.6	0.8
Diversification effects		(8.7)

30 June 2008	10.0	9.4	13.4	7.7

RBS Group – 2009 Interim results

Notes (continued)

22.  Market risk (continued)

The data in the tables above exclude exposures to super senior tranches of asset-backed CDOs, as VaR does not provide an appropriate measure of risk for these exposures due to the continued illiquidity and opaqueness of pricing of these instruments.  For these exposures, the maximum potential loss is equal to the aggregate net exposure of £548 million at 30 June 2009. For more information, please refer to market turmoil exposure - Super senior CDOs on page 145 and Note 12, financial instruments - collateralised debt obligations.

The Group uses the most recent two years of market data in its VaR model. Accordingly the VaR at June 2009 incorporates all of the market volatility experienced since the credit crisis began in August 2007. On average this means that a given underlying risk position expressed in VaR terms will be considerably larger than previously reported. If one assumes future volatility declines in comparison to the average over the last two years then the half year may well represent a peak VaR number for a given position.  The Group has reduced its underlying trading positions in the first half of 2009, but the increase in market volatility factored into the VaR calculation has more than offset this; consequently the Trading VaR has increased when compared with previous periods.

Non-Core credit spread trading VaR increased materially during the period, not only for the reason described above, but also owing to additional hedges against the risk of counterparty failure.  As this counterparty risk is itself not in VaR, these hedges increase reported VaR.

The non-trading VaR increased not only because of more volatile market data in the VaR models, but also as a result of reclassification of certain trading portfolio assets.

The Group's VaR should be interpreted in light of the limitations of the methodologies used, detailed as follows:

•
Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the two year time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile.
•	VaR uses a one-day time horizon which will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.
•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intraday profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

RBS Group – 2009 Interim results

Notes (continued)

22.  Market risk (continued)

The following table details the combined other than trading (non-trading businesses and retail and commercial banking activities) VaR at a 99% confidence level, which relates mainly to interest rate risk and credit spreads.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2009	187.2	190.6	203.2	177.3

31 December 2008	133.1	134.9	197.0	86.4

Structural interest rate and currency VaR (statutory basis)

Structural interest rate risks mainly arise in retail and commercial banking assets and liabilities.

Statutory basis	Average £m	Period end £m	Maximum £m	Minimum £m

30 June 2009	91.3	100.4	112.5	69.3

31 December 2008	128.1	60.1	194.6	60.3

30 June 2009
Statutory basis	£m

EUR	39.3
GBP	25.2
USD	83.8
Other	5.1

RBS Group – 2009 Interim results

Notes (continued)

23.  Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. GALCO approves open structural exposures, primarily in USD and EUR and expressed in currency notional amounts, which are sufficient to reduce the sensitivity of regulatory capital ratios to exchange rate movements within defined tolerance limits.

Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances requires that these shares be held on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the Group’s structural foreign currency position.

See the Annual Report and Accounts 2008 for background on the Group’s structural currency risk exposures.

The tables below set out the Group’s structural foreign currency exposures.

	Net assets of overseas operations	Minority Interests	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
30 June 2009	£m	£m	£m	£m	£m

US dollar	15,551	(3)	15,554	(3,330)	12,224
Euro	18,282	13,619	4,663	(1,300)	3,363
Other non sterling	5,639	536	5,103	(3,585)	1,518

Total	39,472	14,152	25,320	(8,215)	17,105

31 December 2008

US dollar	17,480	(19)	17,499	(3,659)	13,840
Euro	26,943	15,431	11,512	(7,461)	4,051
Chinese RMB	3,928	1,898	2,030	(1,082)	948
Other non sterling	5,088	621	4,467	(3,096)	1,371

Total	53,439	17,931	35,508	(15,298)	20,210

Retranslation gains and losses on the Group’s net investments in operations, together with those on instruments hedging these investments, are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A five percent strengthening of foreign currencies would result in a gain of £900 million (31 December 2008 – £1,010 million) recognised in equity. A five percent weakening of foreign currencies would result in a loss of £810 million (31 December 2008 – £960 million) recognised in equity.  There are no Chinese RMB exposures at 30 June 2009 following the sale of the Group’s interest in Bank of China.  These movements in equity would offset retranslation effects on the Group’s foreign currency denominated risk weighted assets, reducing the sensitivity of the Group’s tier 1 capital ratio to movements in foreign currency exchange rates.

RBS Group – 2009 Interim results

Notes (continued)

24. Consolidating financial information

The Royal Bank of Scotland plc ('RBS plc') is a wholly owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

RBSG plc on a stand-alone basis as guarantor ('RBSG Company')
RBS plc on a stand-alone basis as issuer ('RBS Company')
Non-guarantor Subsidiaries of RBSG Company and RBS Company on a combined basis ('Subsidiaries')
Consolidation adjustments; and
RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG Company and RBS Company account for investments in their subsidiary undertakings at cost less impairment.  Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would (decrease)/increase the results for the period of RBSG Company and RBS Company in the information below by £(3,331) million and £1 million respectively for the six months ended 30 June 2009 £(1,046) million and £761 million for the six months ended 30 June 2008. The net assets of RBSG Company and RBS Company in the information below would also be increased/(decreased) by £9,251 million and £10,813 million respectively at 30 June 2009 (£14,721 million and £11,913 million at 31 December 2008).

RBS Group – 2009 Interim results

Notes (continued)

24. Consolidating financial information (continued)

Income statement for the six months ended 30 June 2009

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
	£m	£m	£m	£m	£m

Net interest income	155	1,926	6,105	(17)	8,169
Non-interest income (excluding insurance net premium income)	2,838	5,671	3,037	(695)	10,851
Insurance net premium income	-	-	2,821	-	2,821

Total income	2,993	7,597	11,963	(712)	21,841

Operating expenses	(1)	(4,252)	(7,453)	(185)	(11,891)
Insurance net claims	-	-	(2,134)	-	(2,134)
Impairment losses	-	(3,779)	(4,496)	215	(8,060)

Operating profit/(loss) before tax	2,992	(434)	(2,120)	(682)	(244)
Tax	(157)	631	489	(522)	441

Profit/(loss) from continuing operations	2,835	197	(1,631)	(1,204)	197
Loss from discontinued operations, net of tax	-	-	(62)	-	(62)

Profit/(loss) for the period	2,835	197	(1,693)	(1,204)	135

Income statement for the six months ended 30 June 2008

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
	£m	£m	£m	£m	£m

Net interest income	(404)	2,117	6,940	42	8,695
Non-interest income (excluding insurance net premium income)	695	954	1,435	(1,093)	1,991
Insurance net premium income	-	-	3,156	-	3,156

Total income	291	3,071	11,531	(1,051)	13,842

Operating expenses	(25)	(3,296)	(7,701)	303	(10,719)
Insurance net claims	-	-	(2,189)	-	(2,189)
Impairment losses	-	(356)	(1,307)	2	(1,661)

Operating profit/(loss) before tax	266	(581)	334	(746)	(727)
Tax	168	416	(130)	(121)	333

Profit/(loss) from continuing operations	434	(165)	204	(867)	(394)
Profit from discontinued operations, net of tax	-	-	234	-	234

Profit/(loss) for the period	434	(165)	438	(867)	(160)

RBS Group – 2009 Interim results

Notes (continued)

24. Consolidating financial information (continued)

Balance sheet at 30 June 2009

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	21,845	18,101	-	39,946
Loans and advances to banks	13,699	107,192	273,940	(299,425)	95,406
Loans and advances to customers	-	338,058	516,785	(85,069)	769,774
Debt securities	1,112	154,203	141,622	(52,848)	244,089
Equity shares	-	930	17,392	(742)	17,580
Investments in Group undertakings	48,667	26,831	11,162	(86,660)	-
Settlement balances	-	9,280	13,984	-	23,264
Derivatives	712	557,868	85,086	(86,382)	557,284
Intangible assets	-	146	11,371	6,663	18,180
Property, plant and equipment	-	2,360	15,362	173	17,895
Deferred taxation	-	2,009	5,922	461	8,392
Prepayments, accrued income and other assets	348	10,176	13,404	(663)	23,265
Assets of disposal groups	-	-	3,848	-	3,848

Total assets	64,538	1,230,898	1,127,979	(604,492)	1,818,923

Liabilities
Deposits by banks	109	195,437	227,379	(251,931)	170,994
Customer accounts	-	260,445	473,928	(118,684)	615,689
Debt securities in issue	9,311	135,508	180,246	(50,885)	274,180
Settlement balances and short positions	3	31,265	29,891	(872)	60,287
Derivatives	100	534,632	89,826	(87,494)	537,064
Accruals, deferred income and other liabilities	42	8,867	25,300	(4,088)	30,121
Retirement benefit liabilities	-	23	1,707	1	1,731
Deferred taxation	-	-	3,022	1,000	4,022
Insurance liabilities	-	-	9,542	-	9,542
Subordinated liabilities	8,558	25,701	16,464	(15,020)	35,703
Liabilities of disposal groups	-	-	7,498	-	7,498

Total liabilities	18,123	1,191,878	1,064,803	(527,973)	1,746,831

Equity:
Minority interests	-	-	2,088	14,338	16,426
Owners’ equity	46,415	39,020	61,088	(90,857)	55,666
	46,415	39,020	63,176	(76,519)	72,092
Total equity

Total liabilities and equity	64,538	1,230,898	1,127,979	(604,492)	1,818,923

RBS Group – 2009 Interim results

Notes (continued)

24. Consolidating financial information (continued)

Balance sheet at 31 December 2008

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	3,714	8,686	-	12,400
Loans and advances to banks	27,031	91,717	222,172	(202,723)	138,197
Loans and advances to customers	-	327,040	596,306	(48,624)	874,722
Debt securities	-	159,698	151,004	(43,153)	267,549
Equity shares	-	1,020	26,063	(753)	26,330
Investments in Group undertakings	42,196	26,814	11,166	(80,176)	-
Settlement balances	-	5,335	12,497	-	17,832
Derivatives	1,168	938,505	187,009	(134,123)	992,559
Intangible assets	-	136	13,132	6,781	20,049
Property, plant and equipment	-	2,368	16,450	131	18,949
Deferred taxation	3	1,323	4,745	1,011	7,082
Prepayments, accrued income and other assets	489	5,930	18,423	(440)	24,402
Assets of disposal groups	-	-	1,581	-	1,581

Total assets	70,887	1,563,600	1,269,234	(502,069)	2,401,652

Liabilities
Deposits by banks	1,802	201,266	205,036	(150,060)	258,044
Customer accounts	26	229,266	496,037	(85,817)	639,512
Debt securities in issue	14,179	115,149	213,859	(42,898)	300,289
Settlement balances and short positions	-	29,361	25,258	(342)	54,277
Derivatives	361	911,174	193,952	(134,123)	971,364
Accruals, deferred income and other liabilities	47	9,618	22,491	(674)	31,482
Retirement benefit liabilities	-	23	2,006	3	2,032
Deferred taxation	-	-	2,892	1,273	4,165
Insurance liabilities	-	-	9,976	-	9,976
Subordinated liabilities	10,314	33,698	23,455	(18,313)	49,154
Liabilities of disposal groups	-	-	859	-	859

Total liabilities	26,729	1,529,555	1,195,821	(430,951)	2,321,154

Equity:
Minority interests	-	-	2,041	19,578	21,619
Owners’ equity	44,158	34,045	71,372	(90,696)	58,879

Total equity	44,158	34,045	73,413	(71,118)	80,498

Total liabilities and equity	70,887	1,563,600	1,269,234	(502,069)	2,401,652

RBS Group – 2009 Interim results

Notes (continued)

24. Consolidating financial information (continued)

Cash flow statement for the six months ended 30 June 2009

	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
	£m	£m	£m	£m	£m

Net cash flows from operating activities	1,338	44,714	29,480	(77,780)	(2,248)
Net cash flows from investing activities	(3,741)	(14,983)	19,146	4,039	4,461
Net cash flows from financing activities	(1,266)	(197)	(3,075)	(987)	(5,525)
Effects of exchange rate changes on cash and cash equivalents	(193)	(4,466)	(9,610)	3,433	(10,836)

Net increase/(decrease) in cash and cash equivalents	(3,862)	25,068	35,941	(71,295)	(14,148)

Cash and cash equivalents at the beginning of the period	5,069	73,449	114,527	(58,120)	134,925

Cash and cash equivalents at the end of the period	1,207	98,517	150,468	(129,415)	120,777

Cash flow statement for the six months ended 30 June 2008
	RBSG Company	RBS Company	Subsidiaries	Consolidation adjustments	RBSG Group
	£m	£m	£m	£m	£m

Net cash flows from operating activities	3,174	(19,285)	(36,164)	7,559	(44,716)
Net cash flows from investing activities	(9,260)	(28,329)	53,048	16,496	31,955
Net cash flows from financing activities	9,156	13,356	3,589	(15,761)	10,340
Effects of exchange rate changes on cash and cash equivalents	50	2,490	5,717	(756)	7,501

Net increase/(decrease) in cash and cash equivalents	3,120	(31,768)	26,190	7,538	5,080

Cash and cash equivalents at the beginning of the period	1,573	77,249	137,301	(67,168)	148,955

Cash and cash equivalents at the end of the period	4,693	45,481	163,491	(59,630)	154,035

RBS Group – 2009 Interim results

Average balance sheet

	First half 2009			First half 2008
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	51,122	569	2.23	51,954	1,140	4.39
Loans and advances to customers	736,943	15,099	4.10	693,947	20,583	5.93
Debt securities	132,079	2,463	3.73	108,896	2,455	4.51

Interest-earning assets – banking business	920,144	18,131	3.94	854,797	24,178	5.66

Trading business	306,304			477,634

Total interest-earning assets	1,226,448			1,332,431
Non-interest-earning assets	944,827			677,552

Total assets	2,171,275			2,009,983

Liabilities
Deposits by banks	141,679	1,267	1.79	135,954	2,819	4.15
Customer accounts	475,445	4,326	1.82	495,479	8,666	3.50
Debt securities in issue	232,681	3,975	3.42	227,611	5,127	4.51
Subordinated liabilities	37,716	825	4.37	37,235	1,144	6.14
Internal funding of trading business	(77,925)	(431)	1.11	(112,856)	(2,273)	4.03

Interest-bearing liabilities – banking business	809,596	9,962	2.46	783,423	15,483	3.95

Trading business	352,953			510,554

Total interest-bearing liabilities	1,162,549			1,293,977
Non-interest-bearing liabilities
- demand deposits	42,086			34,828
- other liabilities	909,489			627,791
Owners’ equity	57,151			53,387

Total liabilities and owners’ equity	2,171,275			2,009,983

	First half 2009	First half 2008
Average yields, spreads and margins of the banking business	%	%

Gross yield on interest-earning assets of banking business	3.94	5.66
Cost of interest-bearing liabilities of banking business	(2.46)	(3.95)

Interest spread of banking business	1.48	1.71
Benefit from interest-free funds	0.30	0.32

Net interest margin of banking business	1.78	2.03

RBS Group – 2009 Interim results

Capital ratios

	30 June 2009	31 December 2008
	£m	£m
Capital base
Core Tier 1 capital	46,173	46,190
Preference shares and tax deductible securities	14,793	24,038
Deductions from Tier 1 capital net of tax credit on expected losses	(79)	(381)

Tier 1 capital	60,887	69,847
Tier 2 capital	21,078	32,223
Tier 3 capital	232	260

	82,197	102,330
Less: Supervisory deductions	(4,536)	(4,155)

Total regulatory capital	77,661	98,175

Risk-weighted assets
Credit risk	512,000	551,300
Counterparty risk	53,000	61,100
Market risk	56,300	46,500
Operational risk	33,900	36,900

	655,200	695,800

Risk asset ratio
Core Tier 1	7.0%	6.6%
Tier 1	9.3%	10.0%
Total	11.9%	14.1%

RBS Group – 2009 Interim results

Principal risks and uncertainties

The principal risks and uncertainties for the Group in the second half of 2009 are:

The company may face the risk of full nationalisation and under such circumstances shareholders may lose the full value of their shares.
HM Treasury, the Bank of England and the FSA have extensive powers to stabilise banks.  These include private sector transfer, transfer to a ‘bridge bank’ established by the Bank of England and nationalisation.  Stabilisation measures may only be taken if the FSA is satisfied that a relevant entity is failing, or is likely to fail, to satisfy the conditions which an FSA-authorised institution must satisfy.  HM Treasury may also take the parent company of a relevant entity into temporary public ownership and it has wide discretion in taking actions in relation to the company’s issued securities.

The Group’s business, earnings and financial prospects may be affected if it is unable to participate in the Asset Protection Scheme, or if the costs of participation outweigh the benefits.

On 26th February 2009, the Group announced its intention to participate in the asset protection scheme (APS) announced by HM Treasury on 19th January 2009. The Group’s ability to participate in the APS is subject to a number of conditions which may not be satisfied resulting in the Group being unable to participate in the APS.  Furthermore, if the Group is able to participate in the APS, there can be no assurance that the benefits of participation in the APS will outweigh its cost.  European State Aid clearance must be obtained by the UK Government before the Group can participate in the APS. The European Commission may require significantly greater restructuring by the Group than is currently envisaged under the Group’s strategic plan, including divestments, balance sheet reduction and business exits.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the continued deterioration in the global economy, as well as ongoing instability in the global financial markets.
Many of the economies in which the Group operates, including the United Kingdom and the United States, face recessionary conditions which are expected to continue or worsen over the near to medium term.  Financial markets around the world have yet to recover from recent unprecedented dislocation and illiquidity. These circumstances may cause the Group to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write downs and impairment charges and lower profitability or losses during the second half of 2009.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Credit markets have experienced a severe reduction in liquidity.  The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mis-match of maturities and carefully monitoring its undrawn commitments and contingent liabilities.  Further tightening of credit markets could have a negative impact on the Group in the second half of 2009.

Governmental support schemes are subject to cancellation or change, which may have a negative impact on the availability of funding in the markets in which the Group operates.
To the extent government support schemes are cancelled or changed, the Group may face limited access to, have insufficient access to, or incur the higher costs associated with, funding alternatives.

The financial performance of the Group has been and will be affected by borrower credit quality.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses.  Whilst economies have stabilised during the first half of 2009, the Group may see adverse changes in the credit quality of its borrowers and counterparties in the second half of 2009 with increasing delinquencies and defaults leading to higher impairment charges.

RBS Group – 2009 Interim results

Principal risks and uncertainties (continued)

The actual or perceived failure or worsening credit of the Group’s counterparties could adversely affect the Group.
The Group’s ability to engage in funding transactions with counterparties in the financial markets, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of these counterparties.  Many of these transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client.

The Group’s earnings and financial condition have been, and its future earnings and financial condition are likely to continue to be, affected by depressed asset valuations resulting from poor market conditions.
Financial markets have been subject to significant stress conditions.  Severe market events resulted in the Group recording large write-downs on its credit market exposures in 2008 and the first half of 2009. Any further deterioration in economic and financial market conditions could lead to additional impairment charges and write-downs during the second half of 2009. Recent market volatility and illiquidity has made it difficult to value certain of the Group’s exposures.  The value ultimately realised by the Group may be materially different from the current or estimated fair value.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. Since 2007, the actual and perceived creditworthiness of monoline, credit derivative product companies and other market counterparties has deteriorated rapidly and this may continue in the second half of 2009.  As a result the Group may recognise further credit valuation adjustments on CDSs bought from these counterparties.

Changes in interest rates, foreign exchange rates, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the Group’s business. Some of the most significant market risks the Group faces are interest rate, foreign exchange, bond, equity and commodity price risks.
The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks.  Changes in interest rates and spreads in the second half of 2009 may affect the interest rate margin realised between lending and borrowing.  Changes in currency rates affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group’s non-UK subsidiaries and may affect income from foreign exchange dealing.  The performance of financial markets during the second half of 2009 may cause reductions in the value of the Group’s investment and trading portfolios.

The Group’s borrowing costs and its access to the debt capital markets depend significantly on its credit ratings.
Any future reductions in the long-term credit ratings of the Group or one of its principal subsidiaries (particularly the Royal Bank) could increase its borrowing costs, limit the Group’s access to the capital markets and money markets, trigger additional collateral requirements, and adversely affect its competitive position.

The Group’s business performance could be adversely affected if its capital is not managed effectively.
The Group is required by regulators in the United Kingdom and in other jurisdictions in which it undertakes regulated activities to maintain adequate capital.  Adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Any developments that limit the Group’s ability to manage its balance sheet and capital resources effectively (including, for example, reductions in profits and retained earnings, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans) could have a material adverse impact on its financial condition.

RBS Group – 2009 Interim results

Principal risks and uncertainties (continued)

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
To establish the value of instruments measured at fair value, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, valuation models.  These valuation models are complex, and the related assumptions, judgements and estimates often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies.  Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments.

The Group’s future earnings and financial condition in part depend on the success of the Group’s strategic refocus on core strengths and its disposal programme.
The Group has embarked on a restructuring focused on achieving appropriate risk-adjusted returns, reducing reliance on wholesale funding and lowering the Group’s exposure to capital intensive businesses. The Group will also continue its disposal programme and continue to review its portfolio to identify further disposals of non-core assets.  Global markets remain challenging and the execution of the Group’s current and future strategic plans may not be successful.  In connection with the implementation of these plans, the Group may incur restructuring charges, which may be material.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.
The markets in which the Group operates are expected to remain highly competitive.  Consolidation among banks in the United Kingdom, the United States and throughout Europe in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries and increased government ownership of, and involvement in, banks, could cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins in the second half of 2009.

The Group agreed to certain undertakings in relation to the operation of its business in the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the proposed APS, which may serve to limit the Group’s operations.
The Group undertook in connection with the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the proposed APS to support certain initiatives in relation to lending in the UK and to  regulate management remuneration and the rate of growth of the Group’s balance sheet. These undertakings  may serve to limit the Group’s operations.

The Group could fail to attract or retain senior management or other key employees.
The failure to attract or retain a sufficient number of appropriately skilled personnel could prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition.

Each of the Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to financial services laws, regulations, administrative actions and policies wherever it operates.  Recently there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries.  Significant regulatory developments could have an adverse impact on how the Group conducts its business and on its results of operations and financial condition.

RBS Group – 2009 Interim results

Principal risks and uncertainties (continued)

The Group’s results have been and could be further adversely affected in the event of goodwill impairment.
The Group recognises goodwill initially at cost and subsequently at cost less any accumulated impairment losses. It is tested for impairment annually or more frequently when events or circumstances indicate that it might be impaired. The recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit is compared to its carrying value. The recoverable amount of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
Given current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may be required or elect to make further contributions to its pension schemes and such contributions could be significant.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.
The Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the United States and other jurisdictions, including class-action litigation. These are subject to many uncertainties, and their outcomes are often difficult to predict. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the Group’s operations or significant reputational damage.

Operational risks are inherent in the Group’s operations.
The activities of the Group depend on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations.  Operational risk and losses can result from fraud, errors by employees or third-parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future.

RBS Group – 2009 Interim results

Principal risks and uncertainties (continued)

The Group’s insurance businesses are subject to inherent risks involving claims.
Future claims in the Group’s general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group’s control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group’s operations have inherent reputational risk.
Reputational risk is inherent in the Group’s business. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

In the United Kingdom and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the United Kingdom, the Financial Services Compensation Scheme is the UK’s statutory fund of last resort for customers of authorised financial services firms.  It is funded by levies on firms authorised by the FSA, including the Group. Other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation).  As a result the Group may incur additional costs and liabilities.

The Group’s business and earnings may be affected by geopolitical conditions.
The performance of the Group is significantly influenced by the geopolitical and economic conditions in the countries in which it operates.  The Group has a presence in countries where its businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. The Group also faces the risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the Group.
The restructuring of ABN AMRO is complex involving substantial reorganisation of ABN AMRO’s operations and legal structure.  The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group’s businesses continues.  However, risks remain that the Group may not realise all the anticipated benefits of the acquisition.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The losses are quantified on the basis of current tax legislation and are subject to change in respect of the rate of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the recognised deferred tax assets. If the Group participates in the APS, it is anticipated that certain UK tax losses, which are recognised as deferred tax assets, will be foregone as part consideration for the Group's participation in the scheme.

Further details on the Group’s credit, liquidity and market risks are included on pages 112 to 131.

RBS Group – 2009 Interim results

Risk and capital management

Risk and capital management across the Group is based on the risk appetite set by the Board, which sets strategic direction, contributes to, and ultimately approves annual plans for each division, and regularly reviews and monitors the Group’s performance in relation to risk through monthly Board reports.

Commentary and outlook
Whilst the future for many aspects of the global economy remains uncertain, it is clear that the first half of 2009 saw a decisive shift.  The extreme volatility and risk aversion that characterised the end of 2008 moderated and equity and fixed income markets largely recovered value lost at the start of the year in a sustained rally that ran for most of the second quarter.  Intervention by governments and central banks has prevented further failure in the world’s financial system.  At this point in what has already been a sharp economic slowdown, the key focus is on whether a broader economic recovery can be established, limiting the recession’s duration.

For RBS, as for many of its peers, it appears that the full impact of the slowdown already witnessed has yet to be fully realised in terms of loan impairments.  This is true for both retail portfolios, where unemployment is likely to rise further even if the broader economy stabilises, and corporate portfolios, where default rates have yet to peak.  The Group’s investment in remedial and collection processes is therefore of major importance.  The Group is committed to working with its customers to restructure debt and aid recovery wherever possible; doing so both maximises current value and supports the Group’s franchises in the longer term.

As importantly, this approach drives a focus on early identification and intervention in portfolios most exposed to economic weakness.  Responsibility for this rests with the Group’s businesses and functions across the Group; the Group’s risk management teams continue to work closely with customer and product groups to identify vulnerable customers or portfolio segments and to implement mitigation strategies.

Recovery from a slowdown as sharp as that recently experienced, especially as it will involve the correction of material imbalances in the global economy, is likely to be accompanied by periods of volatility.  Whilst not anticipating a return to the extreme uncertainty and market dislocation witnessed during the past two years, a return to the extended period of extreme stability that preceded them is also not expected.  The Group’s profile – in both its core and non-core activities – remains such that events in many of the world’s geographies and markets have the potential to impact the Group’s performance.

Effective risk management is therefore of strategic importance for RBS and refinements to the Group’s risk management framework continue to be implemented.  Updated limit frameworks for both credit and market risk support strategic priorities by targeting resources on areas that are core to the Group’s future success.  The Group will continue to invest in people, both through recruitment and development, at all levels in the risk management organisation. Through these and other changes, the risk management framework and function are being developed to support the Group’s execution against its strategic plan.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Risk governance
Risk and capital management strategy is owned and set by the Group’s Board of Directors, and implemented by executive management led by the Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy.

Refer to the 2008 Form 20-F for further information on the risk and capital management strategy, noting the following changes:

•	The Group Executive Management Committee has been replaced by the Executive Committee;
•
As a result of the Group adopting a new credit approval framework based on delegated individual authority, a new forum – the Executive Credit Group – was formed to consider, on behalf of the Board of Directors, credit applications that exceed the highest level of individual authority provided by the framework; and

•
The Group Chief Executive’s Advisory Group (GCEAG) has been disbanded and its responsibilities assigned to other fora.  Executive Committee and Management Committee members now meet twice weekly.  The risk management scope of the GCEAG has been incorporated into the agenda of the Executive Risk Forum.

Presentation of information
The information in this section has been prepared on a Group before RFS Holdings minority interest basis unless otherwise indicated as prepared on a statutory basis.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Capital

The Group aims to maintain appropriate levels of capital. For details on capital adequacy, refer to the 2008 Form 20-F.

Capital resources and ratios
The Group’s regulatory capital resources on a proportional consolidation basis excluding RFS minority interest at 30 June 2009, in accordance with Financial Services Authority (FSA) definitions, were as follows:

	30 June 2009	31 December 2008	30 June 2008
	£m	£m	£m
Capital base
Core Tier 1 capital: ordinary shareholders’ funds and minority interests less intangibles	35,177	34,041	26,097
Preference shares and tax deductible securities	13,949	23,091	16,200
Tax on the excess of expected losses over provisions	599	308	437
Less deductions from Tier 1 capital	(329)	(316)	(218)

Tier 1 capital	49,396	57,124	42,516
Tier 2 capital	18,879	28,967	25,966
Tier 3 capital	232	260	215

	68,507	86,351	68,697
Less: Supervisory deductions	(4,536)	(4,155)	(4,157)

Total regulatory capital	63,971	82,196	64,540

Risk-weighted (or equivalent risk-weighted) assets
Credit risk	404,100	433,400	385,000
Counterparty risk	53,000	61,100	37,100
Market risk	56,300	46,500	32,500
Operational risk	33,900	36,800	37,100

	547,300	577,800	491,700

Risk asset ratio (Group before RFS Holdings minority interest)
Core Tier 1	6.4%	5.9%	5.3%
Tier 1	9.0%	9.9%	8.6%
Total	11.7%	14.2%	13.1%

Risk asset ratio
Core Tier 1	7.0%	6.6%	6.5%
Tier 1	9.3%	10.0%	9.1%
Total	11.9%	14.1%	13.2%

RBS Group – 2009 Interim results

Risk and capital management (continued)

Capital resources and ratios (continued)

The components of the Group’s regulatory capital resources at 30 June 2009 in accordance with FSA definitions were as follows:

	30 June 2009	31 December 2008	30 June 2008
	£m	£m	£m
Composition of regulatory capital
Tier 1
Ordinary shareholders' equity	47,820	45,525	53,283
Minority interests	2,123	5,436	5,808
Adjustments for:
Goodwill and other intangible assets - continuing	(15,117)	(16,386)	(27,534)
Goodwill and other intangibles assets - discontinued	-	-	(47)
Unrealised losses on available-for-sale debt securities	4,194	3,687	919
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(25)	(984)	(2,623)
Reallocation of preference shares and innovative securities	(656)	(1,813)	(1,813)
Other regulatory adjustments	(263)	9	(37)
Less expected losses over provisions net of tax	(1,502)	(770)	(1,095)
Less securitisation positions	(1,397)	(663)	(764)

Core Tier 1 capital	35,177	34,041	26,097
Preference shares	11,207	16,655	10,608
Innovative Tier 1 securities	2,742	6,436	5,592
Tax on the excess of expected losses over provisions	599	308	437
Less deductions from Tier 1 capital	(329)	(316)	(218)

Total Tier 1 capital	49,396	57,124	42,516

Tier 2
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	25	984	2,623
Collective impairment allowances	744	666	326
Perpetual subordinated debt	4,094	9,079	8,419
Term subordinated debt	17,832	20,282	17,012
Minority and other interests in Tier 2 capital	11	11	100
Less deductions from Tier 2 capital	(3,827)	(2,055)	(2,514)

Total Tier 2 capital	18,879	28,967	25,966

Tier 3	232	260	215

Supervisory deductions
Unconsolidated investments	4,461	4,044	4,119
Other deductions	75	111	38

Total deductions other than from Tier 1 capital	4,536	4,155	4,157

Total regulatory capital	63,971	82,196	64,540

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk

Key elements of the Group’s credit risk management framework are laid out in the 2008 Form 20-F.  Key developments in the first half of 2009 were:

•
The introduction of a new credit approval framework for wholesale credit, replacing credit committees with individual delegated authorities and requiring at least two individuals to approve each credit decision, one from the business and one from risk management.  Both parties must hold sufficient delegated authority.  The level of authority granted to an individual is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework.

•	Further refinement and embedding of the frameworks to manage the various dimensions of concentration risk: country, sector and single name.

Credit risk assets
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.  Reverse repurchase agreements and issuer risk are excluded.

30 June 2009
£bn

UK Retail	98
UK Corporate	100
Wealth	14
Global Banking & Markets	264
Global Transaction Services	7
Ulster Bank	40
US Retail and Commercial	56
RBS Insurance	3
Other	-

Core	582
Non-core	156

738

Total credit risk assets fell 14% to £738 billion at 30 June 2009, largely owing to a reduction in loans and advances to customers and banks and to the impact of sterling strengthening during the first half of the year.  In the UK, credit risk assets fell only 1% while outside the UK the reduction was 22%.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Credit concentration risk (including country risk)
The country risk table below shows credit risk assets exceeding £1 billion by borrower domicile for countries designated internally as risk countries.  Exposure is stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

	30 June 2009				31 December 2008
	Consumer	Banks, financial institutions and sovereign	Corporate	Total	Consumer	Banks, financial institutions and sovereign	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m

UAE	596	1,647	2,733	4,976	757	1,813	2,989	5,559
India	970	906	3,047	4,923	1,020	743	3,801	5,564
Russia	91	290	3,305	3,686	51	362	5,361	5,774
Turkey	12	926	2,192	3,130	25	966	3,036	4,027
China	22	1,477	1,473	2,972	25	1,207	2,027	3,259
South Korea	1	1,339	1,004	2,344	2	1,743	1,104	2,849
Taiwan	995	589	558	2,142	1,019	1,394	825	3,238
Romania	512	478	836	1,826	584	305	917	1,806
Mexico	1	234	1,589	1,824	4	268	2,000	2,272
Czech Republic	2	697	818	1,517	2	769	1,058	1,829
Kazakhstan	48	495	661	1,204	70	917	859	1,846
Brazil	3	713	457	1,173	4	1,012	642	1,658
Poland	6	178	983	1,167	7	347	1,309	1,663
Hungary	4	79	1,078	1,161	5	176	831	1,012
South Africa	33	543	452	1,028	27	361	507	895
Saudi Arabia	23	392	597	1,012	23	536	679	1,238
Note:
(1)	Risk countries are defined as those with an internal rating of A+ and below. In addition, United Arab Emirates is included which has a rating of AA.

The outlook for developing markets has improved but remains challenging in line with global trends.  Sovereigns are more resilient than during previous downturns, but the collapse in world trade resulted in a severe growth shock across all regions in the first half of 2009.  Although most economies have now stabilised and are showing tentative signs of recovery, prospects vary and significant risks remain.  Asia is still growing and best placed to rebound as sovereigns continue to provide strong fiscal stimulus, however, growth will remain below trend as export dependency is reduced only slowly. Middle East governments remain strong, but corporates have been hit by the real estate correction. Latin America is reasonably resilient, but still closely linked to the US and to commodities markets.  Risks are highest in some Eastern European countries owing to onerous private sector debt levels and weaker sovereign liquidity.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets by industry and geography (Core and Non-Core)
Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio.  Heightened monitoring applies to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

	30 June 2009	31 December 2008 (1)
Credit risk assets by industry sector	£bn	£bn

Personal	184	198
Banks and financial institutions	152	180
Property (2)	104	113
Manufacturing	54	68
Transport and storage	50	59
Technology, media, telecommunications	35	42
Wholesale and retail trade	32	35
Building	26	29
Public sectors and quasi-government	25	40
Power, water and waste	20	27
Natural resources and nuclear	20	25
Tourism and leisure	18	20
Business services	14	15
Agricultural and fisheries	4	4

	738	855

Notes:
(1)	Prior period amounts have been restated to reflect internal reclassifications of certain business lines.
(2)	Property includes direct property financing plus related exposures.

	30 June 2009	31 December 2008
Credit risk assets by geography	£bn	£bn

United Kingdom	324	327
Western Europe (excluding UK)	182	226
North America	136	178
Asia & Pacific	41	56
Latin America	24	31
CEE & Central Asia	17	22
Middle East & Africa	14	15

	738	855

Single name concentrations
Some progress was made against exceptions arising from the Group’s refined single name concentration framework during the first half of the year, although illiquid markets have reduced the scope for exposure management.  In a number of cases, exposure has reduced, however negative rating migration has also created additional cases that exceed the framework’s parameters.  Overall there were fewer exceptions at the end of the period than at the beginning the number of corporate exceptions reduced from 552 to 501 while financial institution exceptions reduced from 150 to 122.  Refining the framework and embedding it in core business processes remains a key focus going forward.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Credit risk asset quality
Refer to the 2008 Form 20-F and 2008 Pillar 3 Disclosure for details of the Group’s credit grading framework and processes.

		30 June 2009	31 December 2008
Credit risk assets by asset quality band	PD range	££bn	££bn

AQ1	0% - 0.034%	162	208
AQ2	0.034% - 0.048%	24	30
AQ3	0.048% - 0.095%	33	45
AQ4	0.095% - 0.381%	119	159
AQ5	0.381% - 1.076%	126	157
AQ6	1.076% - 2.153%	102	107
AQ7	2.153% - 6.089%	52	48
AQ8	6.089% - 17.222%	26	26
AQ9	17.222% - 100%	17	12
AQ10	100%	34	19
Other (1)		43	44

		738	855

Notes:
(1)
“Other” largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Key credit portfolios (Analysis refers to combined Core/Non-Core portfolios unless otherwise stated)

The discussions below relate to credit risk assets in specific portfolios within the Group.

Commercial property
The commercial property portfolio credit risk assets total £90.8 billion, an 8% decrease from the beginning of the year, split between:  UK (£58.0 billion); Western Europe (£22.1 billion); North America (£6.8 billion); and other regions (£3.9 billion).  As part of the strategic review, 40% of the Group’s commercial property portfolio was designated Non-Core.

Lending is spread across: investment (70%); development (28%); and other (2%).  Speculative lending represents less than 2% of the portfolio.  The Group’s appetite for originating speculative commercial property lending is limited and any such business requires exceptional approval under the credit approval framework.

The decrease in asset valuations continues to place strain on the portfolio with more clients seeking covenant renegotiations while discussing structural enhancements and/or potential equity injections.  The average loan-to-value (LTV) is 89%.  The average interest coverage ratios for GBM and UK Corporate portfolios are 168% and 162% respectively.

The Group’s lending approach has always been predominantly cashflow driven and that has mitigated the impact of asset devaluation, however, the outlook remains challenging with further pressure on asset values expected, limited liquidity to support refinancing and increasing concerns about tenant failures.  The Group is working closely with clients to restructure loans and achieve outcomes that benefit both parties.  Portfolios are subject to specific monitoring within originating divisions and a separate unit has been established and staffed in the first half of 2009 to ensure that specialised expertise is deployed to actively manage this portfolio on a global and coordinated basis.  13% of the portfolio was non-performing at 30 June 2009, compared to 6% at 31 December 2008.

UK residential mortgages
The UK mortgage portfolio totalled £79 billion at 30 June 2009, an increase of 6% during the first half of the year and 9% higher than June 2008, due to strong sales growth and lower redemption rates.  Brands are the Royal Bank of Scotland, NatWest, the One Account, and First Active. The assets comprise prime mortgage lending and include 7% (£5.4 billion) of exposure to residential buy-to-let. There is a very small legacy self certification book (0.4% of total assets) which was withdrawn from sale in 2004.

The average LTV for new business was 65% in the first half of 2009 versus 67% for 2008.  The maximum LTV available to new customers remains 90% and there has been strong volumes of low LTV applications in the first half of the year coupled with continued subdued demand for higher LTV business.

The arrears rate (three or more payments missed) on the combined Royal Bank of Scotland and NatWest brands was 1.8% at 30 June 2009, up from 1.5% as at 31 December 2008 and 1.16% as at June 2008. The arrears rate on the buy-to-let portfolio was 1.6% at 30 June 2009 (1.5% at 31 December 2008; 0.9% at 30 June 2008).

The mortgage impairment charge was £65 million in the first half of 2009 versus £33 million for the full year 2008.  The increase is mainly attributable to declining house prices driving lower recoveries.  Provision cover at 30 June 2009 was 0.20% versus 0.18% at 31 December 2008.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

The number of repossessions in the first half of 2009 totalled 567, versus 551 in the second half of 2008. Forbearance policies support customers in financial difficulty and include not initiating repossession proceedings for 6 months after a customer falls in to arrears. The Group also participates in the Government’s Mortgage Rescue and Homeowner Mortgage Support Schemes.

The Republic of Ireland and Northern Ireland residential mortgages
The residential mortgage portfolio in Ireland across the Ulster Bank and First Active brands totalled £21.8 billion at 30 June 2009; 91.7% is in the Republic of Ireland and 8.3% in Northern Ireland.  This represents a decline of 2% in the Republic of Ireland and an increase of 2% in Northern Ireland from balances at 31 December 2008.

During the first half of 2009 loan to value and affordability criteria were further tightened, particularly in higher risk segments, e.g. buy to let.  The bank also introduced new products - Momentum and SecureStep - in both Northern Ireland and the Republic of Ireland. These products aim to support market activity while continuing to meet the bank’s risk criteria.

The arrears rate (three or more payments missed) increased to 2.7% at 30 June 2009 from 1.5% at 31 December 2008.  As a result the loan loss impairment charge for the first half of the year was £42 million versus £23 million for the full year 2008.

Repossessions remained low and totalled 21 for first half of the year, similar to levels experienced in 2008.

US residential mortgages
Citizens Financial Group’s (CFG) residential real estate portfolio totalled $45.9 billion at 30 June 2009 (versus $50.1 billion at 31 December 2008) comprising $13.3 billion in first mortgages and $32.6 billion of home equity loans and lines. Included in this $4.2 billion decline, is the sale of $2.4 billion in real estate assets from December through May 2009 to the Federal National Mortgage Association (Fannie Mae) with the remaining fall attributed to pre-payment and declining originations.

CFG has historically adopted conservative risk policies in comparison to the general market. Loan acceptance criteria were tightened further during 2009 to reflect deteriorating economic conditions. Limited exposures to sub-prime underwriting (FICO <=620, approximately 0.6%), and Alt-A /other non-conforming balances combined with reduced lending to volatile geographic regions have protected the Bank.

Excluding the Serviced By Others portfolio (SBO) of $6 billion at 30 June 2009, the portfolio average indexed LTV increased to 68% for June 2009, up from 63% in December 2008. *

Due to general US economic conditions, delinquencies in the both home equity and mortgage books are steadily rising.  At 30 June 2009, 2.7% of home equity loans and 3.7% of mortgages were one payment or more past due (compared to 1.5% and 1.7% respectively at 31 December 2008).  Significant investment has been made in problem debt management capability. Loan modification options are being used where appropriate to support troubled customers, including government-sponsored programmes.

Due to its loan to value and geographic profile, the SBO home equity portfolio continues to be particularly affected by the current economic climate, with net credit losses of $291 million, equivalent to an annualised 9.4% of balances, in the first half of the year (versus 5.3% in 2008).  The LTV trend is obscured by the portfolio’s contraction with higher LTV a key driver of losses taken to date: average LTV stood at 101% at 30 June 2009 verses 100% at 31 December 2008.  Management action to contain losses through optimising problem debt management performance continues to be a specific focus.

* Prior period figure has been restated to incorporate updated methodology and additional data.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Automotive sector
Exposure to the automotive sector decreased from £13.3 billion at 31 December 2008(1) to £10.8 billion at 30 June 2009.

Credit risk assets by sector	£bn	%

Original equipment manufacturer / Commercial vehicles	1.9	18
Captive finance companies	0.6	5
Component suppliers	1.5	14
Retail / Services	5.0	46
Rental	1.8	17

Total	10.8	100

Credit risk assets by geography	£bn	%

Americas	2.4	22
Central Eastern Europe	0.7	6
UK	4.1	38
Western Europe	2.9	27
Asia	0.7	7

Total	10.8	100

The sector faces numerous challenges: its exposure to discretionary consumer spending; historically high leverage; volatile input prices; and ongoing political and societal pressure to reduce fuel emissions forcing fundamental changes to business and franchise models.  The Group therefore maintains a cautious stance against the sector and remains focused on larger, more diversified customers.  Notwithstanding this approach, the scale of downturn has impacted the performance of the portfolio with negative rating migration and higher default rates occurring.

Over the past six months, the Group’s exposure to the large US automobile manufacturers has been subject to close scrutiny and material reductions in direct lending have been achieved.  The resulting size and structure of the facilities were such that minimal provisions were required on exposure to these names.

Note:
(1)	Prior period figure has been restated to incorporate updated methodology and additional data.

Shipping
The Group’s shipping portfolio largely comprises financing exposure, distributed as shown in the table below.

Credit risk assets by sector	£bn	%

Dry bulk	2.5	25
Tankers	4.2	41
Container	1.1	11
Gas/offshore	1.8	17
Other	0.6	6

Total	10.2	100

88% of exposure (against delivered tonnage) is secured on vessels built in the last 8 years.

Despite the significant fall in asset values and the challenging outlook across all sectors, all shipping loans are performing.  The Group’s focus on modern assets, with stronger cash flow and liquidity, is reflected in the fact that only £1.5 billion of the portfolio was subject to enhanced monitoring as at 30 June 2009.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Oil and gas

Credit risk assets by sector	£bn	%

Vertically integrated	5.9	32
Exploration and production	2.7	14
Oilfield services	2.2	12
Midstream	3.2	17
Refining and marketing	3.1	17
Other	1.5	8

Total	18.6	100

RBS and ABN AMRO had a number of exposures that overlapped, primarily in relation to well rated, vertically integrated companies and several of the larger global exploration and production companies.  The Group’s strategy is to continue to focus primarily on the more stable midstream and integrated oil sectors, together with well secured exposures to larger exploration and production companies based on a conservative outlook for oil prices that is regularly reassessed. Unsecured exposures are primarily to oil majors and state owned entities.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Asset quality

Loans and advances to customers by geography and industry
The following table analyses the balance sheet carrying value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

	30 June 2009			31 December	30 June
	Core	Non-core	Total	2008	2008
	£m	£m	£m	£m	£m

UK Domestic
Central and local government	3,302	138	3,440	3,091	3,381
Finance	17,480	7,462	24,942	28,013	17,940
Individuals – home	83,432	2,048	85,480	80,967	79,114
Individuals – other	25,058	1,096	26,154	26,979	27,264
Other commercial and industrial comprising:
- Manufacturing	10,762	1,996	12,758	15,067	14,078
- Construction	5,261	3,513	8,774	10,171	10,565
- Service industries and business activities	42,149	12,532	54,681	58,552	58,938
- Agriculture, forestry and fishing	2,839	86	2,925	2,972	2,969
- Property	17,203	33,623	50,826	52,087	50,301
Finance leases and instalment credit	5,026	11,494	16,520	17,363	15,964
Interest accruals	605	188	793	1,687	1,749

	213,117	74,176	287,293	296,949	282,263

UK International
Central and local government	1,213	61	1,274	3,015	1,255
Finance	19,453	3,810	23,263	35,009	23,541
Individuals – other	375	73	448	490	476
Other commercial and industrial comprising:
- Manufacturing	7,436	607	8,043	10,932	7,757
- Construction	2,173	820	2,993	3,255	2,645
- Service industries and business activities	23,161	3,137	26,298	29,782	23,562
- Agriculture, forestry and fishing	133	25	158	146	124
- Property	12,670	9,365	22,035	21,923	18,231
Interest accruals	3	445	448	37	31

	66,617	18,343	84,960	104,589	77,622

Overseas
Europe
Central and local government	960	534	1,494	1,830	2,709
Finance	2,619	6,134	8,753	9,731	13,501
Individuals – home	14,461	6,582	21,043	23,394	17,893
Individuals – other	2,387	660	3,047	4,641	4,642
Other commercial and industrial comprising:
- Manufacturing	10,417	6,571	16,988	25,842	15,158
- Construction	2,163	1,670	3,833	5,183	4,674
- Service industries and business activities	25,341	8,195	33,536	40,444	43,463
- Agriculture, forestry and fishing	1,023	64	1,087	1,327	1,297
- Property	9,846	9,627	19,473	19,769	16,108
Finance leases and instalment credit	322	1,187	1,509	1,815	1,705
Interest accruals	220	234	454	798	799

	69,759	41,458	111,217	134,774	121,949

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Asset quality (continued)

Loans and advances to customers (continued)
	30 June 2009			31 December
	Core	Non-core	Total	2008
	£m	£m	£m	£m

US
Central and local government	224	62	286	482
Finance	12,924	816	13,740	16,088
Individuals – home	23,142	4,830	27,972	34,235
Individuals – other	8,209	3,920	12,129	14,368
Other commercial and industrial comprising:
- Manufacturing	6,955	1,997	8,952	13,127
- Construction	407	282	689	885
- Service industries and business activities	17,644	4,620	22,264	27,913
- Agriculture, forestry and fishing	219	2	221	30
- Property	1,944	3,906	5,850	6,579
Finance leases and instalment credit	2,563	35	2,598	3,066
Interest accruals	236	119	355	471

	74,467	20,589	95,056	117,244

Rest of World
Central and local government	375	3	378	7,079
Finance	8,491	1,378	9,869	11,722
Individuals – home	397	343	740	795
Individuals – other	1,320	560	1,880	4,592
Other commercial and industrial comprising:
- Manufacturing	3,558	2,380	5,938	6,196
- Construction	232	423	655	756
- Service industries and business activities	7,589	2,264	9,853	13,152
- Agriculture, forestry and fishing	32	187	219	153
- Property	693	1,455	2,148	2,918
Finance leases and instalment credit	34	6	40	111
Interest accruals	87	62	149	270

	22,808	9,061	31,869	47,744

Total
Central and local government	6,074	798	6,872	15,497
Finance	60,967	19,600	80,567	100,563
Individuals – home	123,462	13,803	137,265	139,391
Individuals – other	35,319	6,309	41,628	51,070
Other commercial and industrial comprising:
- Manufacturing	39,128	13,551	52,679	71,164
- Construction	10,236	6,708	16,944	20,250
- Service industries and business activities	115,884	30,748	146,632	169,843
- Agriculture, forestry and fishing	4,246	364	4,610	4,628
- Property	42,356	57,976	100,332	103,276
Finance leases and instalment credit	7,945	12,722	20,667	22,355
Interest accruals	1,151	1,048	2,199	3,263

Loans and advances to customers – gross	446,768	163,627	610,395	701,300
Loan impairment provisions	(5,449)	(8,198)	(13,647)	(9,324)

Total loans and advances to customers	441,319	155,429	596,748	691,976

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Asset quality (continued)

Risk elements in lending
The following table shows the estimated amount of loans classified as non-accrual, accruing past due and potential problem loans.  The figures are stated before deducting the value of security held or related provisions.

	30 June 2009			31 December
	Core	Non-core	Total	2008
	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,295	6,676	11,971	8,579
- Foreign	3,242	12,016	15,258	8,503

	8,537	18,692	27,229	17,082

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	1,460	984	2,444	1,201
- Foreign	244	812	1,056	508

	1,704	1,796	3,500	1,709

Total risk elements in lending	10,241	20,488	30,729	18,791

Potential problem loans:(4)
- Domestic	110	163	273	218
- Foreign	13	10	23	8

	123	173	296	226

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	54%	40%	44%	50%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	2.26%	12.52%	5.04%	2.66%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	2.29%	12.63%	5.08%	2.69%

Notes:
(1)
For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group.  'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)
Loans for which an impairment event has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Impairments

Impairment loss provision methodology
Refer to the 2008 Form 20-F for information regarding the impairment loss provision methodology.

Impairment charge
The following table shows total impairment losses charged to the income statement.

	First half 2009			First half
	Core	Non-core	Total	2008
	£m	£m	£m	£m

New impairment losses	2,257	5,404	7,661	1,617
Less: recoveries of amounts previously written off	80	60	140	138

Charge to income statement	2,177	5,344	7,521	1,479

Comprising:
Loan impairment losses	2,170	4,626	6,796	1,406
Impairment losses on available-for-sale securities	7	718	725	73

Charge to income statement	2,177	5,344	7,521	1,479

	First half 2009	First half 2008
	£m	£m

Impairment losses by division:
UK Retail	824	440
UK Corporate	551	96
Wealth	22	5
Global Banking & Markets	237	17
Global Transaction Services	13	4
Ulster Bank	157	18
US Retail & Commercial	369	126
RBS Insurance	6	-
Other	(2)	(36)

Core	2,177	670
Non-core	5,344	809

	7,521	1,479

Analysis of loan impairment charge
	First half 2009			First half
	Core	Non-core	Total	2008
	£m	£m	£m	£m

Latent loss impairment charge	454	270	724	328
Collectively assessed impairment charge	1,274	729	2,003	940
Individually assessed impairment charge (1)	434	3,627	4,061	138

Charge to income statement	2,162	4,626	6,788	1,406

Charge as a % of customer loans and advances – gross (2)	0.97%	5.65%	2.22%	0.46%

Notes:
(1)	Excludes loan impairment charge against loans and advances to banks of £8 million (first half 2008 - nil; full year 2008 - £118 million).
(2)	Gross of provisions and excluding reverse repurchase agreements.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Credit risk (continued)

Impairments (continued)

Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £6,796 million (first half 2008 - £1,406 million; full year 2008 - £6,478 million).  The balance sheet loan impairment provisions increased in the half year ended 30 June 2009 from £9,451 million to £13,773 million, and the movements thereon were:

	First half 2009			First half
	Core	Non-core	Total	2008
	£m	£m	£m	£m

At 1 January	4,905	4,546	9,451	4,956
Transfers to disposal groups	-	-	-	(147)
Currency translation and other adjustments	(529)	24	(505)	72
Disposals	-	-	-	(40)
Amounts written-off	(952)	(980)	(1,932)	(1,261)
Recoveries of amounts previously written-off	80	60	140	138
Charge to the income statement	2,170	4,626	6,796	1,406
Unwind of discount	(99)	(78)	(177)	(90)

Total	5,575	8,198	13,773	5,034

Provisions at 30 June 2009 include £126 million (31 December 2008 - £127 million; 30 June 2008 - £3 million) in respect of loans and advances to banks.

Analysis of loan impairment provisions
	30 June 2009			31 December
	Core	Non-core	Total	2008
	£m	£m	£m	£m

Latent loss provisions	1,477	822	2,299	1,719
Collectively assessed provisions	3,219	1,334	4,553	3,692
Individually assessed provisions	753	6,042	6,795	3,913

Total provisions (1)	5,449	8,198	13,647	9,324

Total provision as a % of customer loans and advances – gross (2)	1.2%	5.0%	2.2%	1.3%

Notes:
(1)	Excludes provisions against loans and advances to banks of £126 million (31 December 2008 - £127 million; 30 June 2008 - £3 million).
(2)	Gross of provisions and excluding reverse repurchase agreements.

Provisions coverage
The Group’s provision coverage ratios are shown in the table below.

	30 June 2009			31 December
	Core	Non-core	Total	2008

Total provision expressed as a:
% of REIL	54%	40%	45%	50%
% of REIL and PPL	54%	40%	44%	50%

RBS Group – 2009 Interim results

Risk and capital management (continued)

Liquidity risk

The policy of the Group is to ensure that it is able to meet its obligations as they fall due.

The Group has an approved risk appetite supported by explicit targets and metrics to control the size and extent of both short term liquidity and long term funding risk. The Group Asset and Liability Committee (GALCO) chaired by the Group Finance Director has the responsibility to set Group policy and ensure that this is cascaded and communicated to the business divisions.

Group Treasury is the functional area with responsibility for the monitoring and control of the Group's funding and liquidity positions. Group Treasury is supported by a governance process that includes a weekly Liquidity Risk forum comprising functional areas across the organisation responsible for liquidity management, and divisional and regional asset and liability committees.

Structural balance sheet management
The maturity mismatch between deposits and lending is limited and controlled by policies aimed at ensuring assets can be funded over the term of their economic life. The mismatch analysis takes into account the impact of behaviour under normal and stress conditions to evaluate the appropriate balance of funding resources.

Stress testing
The Group uses stress tests as a tool to evaluate the impact of both disrupted market conditions and specific events to measure the impact both on, and off, balance sheet. The stress tests show the degree of resilience in times of stress and the ability for contingency actions to mitigate stressed conditions. The assumptions and nature of the risks driving the stress tests are refined and updated in the light of changing conditions.

Contingency planning
Contingency plans are developed to anticipate the potential for deterioration in market conditions and ensure that the Group has considered how it can respond to adverse developments. The contingency plan considers actions including the use of liquid assets, reduction in lending commitments, increased deposit balances and the use of collateral and management of derivative exposures.

Global developments in 2009
Liquidity conditions in money and debt markets have improved significantly since the beginning of Q2 2009. Following a difficult first quarter, most indicators of stresses in financial markets are close to or better than before the collapse of Lehman Brothers in September 2008. Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts. Signs of improvement in underlying macroeconomic trends also helped to sustain a recovery in markets for risky assets, including in debt markets.

Policy rates have reached low levels for the economic cycle in the major currency areas.  Unsecured interbank rates, as benchmarked by Libor/Euribor have fallen to all-time lows – 3 month rates are now well below 1% for prime banks in the G3 currency areas.  Trading activity at longer term maturities has also picked up and interbank repo of non-government collateral appears to have recovered strongly following the severe stress experienced in 2008.  The US Federal Deposit Insurance Corporation's (‘FDIC’) Temporary Liquidity Guarantee Program (‘TLGP’) allowed around $300 billion of debt to be issued by US financial firms in the first half of the year.  A similar amount has been issued by European banks, mostly in EUR and USD, covered by institutions' respective home-country guarantee initiatives.  However in recent months unguaranteed financial debt issuance, including bank capital has become possible and guaranteed issuance has slowed markedly since May.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Liquidity risk (continued)

Important developments in central bank liquidity programmes since February include:

•
In the UK, the Bank of England reduced interest rates to 0.5% in March, and later the same month the Bank of England initiated 'quantitative easing' through its Asset Purchase Facility.  Gilt purchases dominate activity to date, while direct purchases of commercial paper and corporate bonds have been relatively small.

•
In the US, the Federal Reserve has maintained its target for the funds rate at 0-0.25% while supplementing its credit-easing programmes with a new Term Asset-Backed Securities Loan Facility (‘TALF’) although initial take up of the TALF has been slow.

•
In the Euro Area, the European Central Bank (‘ECB’) decided in early May to hold three 1-year repo operations against its general collateral list.  The first of these was received enthusiastically in June, resulting in significant supply of ECB liquidity to the banking system and bringing downward pressure on short term rates.

Liquidity management
The reduction in the size of the overall funded balance sheet of the Group has reduced reliance on wholesale funding markets. The funding markets have been recovering throughout the course of 2009 and this has eased pressure on the funding position of the Group. The improvements in the markets have enabled the Group to issue £4.9 billion of unguaranteed term debt with maturity beyond 12 months and there has been a reduction of funding in short term debt markets. The structure of the balance sheet has improved and the gap between customer loans and customer deposits (excluding repos) fell by £49,325 million from £240,982 million as at 31 December 2008 to £191,657 million as at 30 June 2009. As a result, the loan to deposit ratio reduced from 152.4% to 144.5%.

The Group continues to develop diversified sources of funding across its retail, corporate and wholesale franchises in line with the strategy to rely more on retail and other customer funds to support its lending business.

The Group will seek to build on this improvement in its funding position in the expectation that trading in term markets improve providing the opportunity to increase the maturity profile of wholesale liabilities.

	First half 2009		Full year 2008
	£m	%	£m	%

Deposits by Banks	135,601	16.3	178,943	18.8

Debt securities in issue:
Commercial paper	49,270	5.9	69,891	7.3
Certificates of deposits	76,095	9.2	73,925	7.8
MTNs	104,190	12.5	94,298	9.9
Other (bonds)	4,394	0.5	14,231	1.5
Securitisations	14,761	1.8	17,113	1.8

	248,710	29.9	269,458	28.3

Subordinated debt	32,106	3.9	43,678	4.6

Total wholesale funding	416,417	50.1	492,079	51.7
Customer deposits	415,267	49.9	460,318	48.3

Total	831,684	100.0	952,397	100.0

Customer accounts
Customer accounts are the largest source of funding for the Group and are highly diversified across both retail and corporate franchises, representing a stable source of core funding.  The level of customer deposits decreased over the period from £460,318 million at 31 December 2008 to £415,267 million at 30 June 2009.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Liquidity risk (continued)

Repo agreements
The repo market represents borrowings that are secured against a range of debt assets and other securities. Repo activity represents an ongoing source of financing activity and the market has not stabilised.

Debt securities in issue and subordinated liabilities
The proportion of outstanding debt instruments issued, with a remaining maturity of greater than 12 months has increased from 45% in 31 December 2008 to 47% in June 2009 reflecting a lengthening of the maturity profile of debt issuance over the period.

	First half 2009		Full year 2008
	£m	%	£m	%

Less than one year	149,265	53.2	172,234	55.0
1-5 years	67,390	24.0	61,842	19.8
More than 5 years	64,161	22.8	79,060	25.2

Total	280,816	100.0	313,136	100.0

The reduction in the amount of debt instruments with maturities of less than one year reflects the Group’s strategy to reduce its reliance on short-term markets and instruments coupled with favourable exchange rate movements.  The net movement in maturities of greater than one year is mainly as a result of the exchange and tender offers completed in April 2009 partially offset by new debt issuance.

Short term debt and bank deposits
The short term debt markets have improved markedly over the course of 2009 and the Group has been able to readily access this source of funding with increased maturities and reduced costs of spread.  This easing of market conditions has enabled the Group to reduce reliance on central bank facilities and move toward its strategic objective of self reliance in the markets.

Undrawn commitments
The Group has seen a decrease in undrawn commitments from £352 billion at 31 December 2008 to £299 billion at 30 June 2009 both as a result of the strengthening of sterling against the US dollar and the euro as well as decreased volumes.  The decrease in volumes is consistent with the strategic objective to reduce liquidity risk in off-balance sheet activity.

Conduits
The Group has a multi seller conduit business that funds assets through the issuance of short term asset backed commercial paper.  The total of assets held in Group sponsored conduits fell from £49.9 billion at December 2008 to £35.0 billion at 30 June 2009 as the Group reduced its exposure to this business in line with strategy.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and treasury portfolios through a comprehensive market risk management framework. This framework contains limits based on, but not limited to: value-at-risk (VaR), scenario analysis, position and sensitivity analyses.

The Group discloses market risk in VaR terms. VaR is a measure that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  The Group uses a historical simulation methodology with a two year time horizon and a 99% confidence level.

At the Group level the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  The Group recently changed its VaR confidence level from 95% to 99% as it believes this provides greater clarity in respect of potential economic outcomes. The table below sets out VaR for the Group's portfolios with prior periods restated to reflect the 99% confidence level for consistency and comparability.

The Group continued to update and enhance its market risk management framework during the first half of 2009. In addition to the move to VaR based on a 99% confidence level, the Group has improved and strengthened its market risk limit framework, increasing the transparency of market price risk taken across the Group’s businesses in both the trading and non-trading portfolios.

The Group’s market risk appetite is defined within this limit framework which is cascaded down through legal entity, division, business and ultimately trader level market risk limits.

The VaR disclosure is broken down into trading and non-trading (referred to in previous disclosures as Treasury VaR), where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the Strategic Review announced on 26 February 2009, the designation of assets between Core and Non-Core divisions was completed during the period.  The period end Core/Non-Core VaR as of 30 June 2009 shown below reflects the conclusion of this process.  Average, Maximum and Minimum VaR for Core/Non-Core are measures that require daily data.  The Non-Core division was not defined at the start of the period and average, maximum and minimum VaR are measures that require daily data.  These three measures have been prepared on a best efforts basis and reflect the process of designating Non-Core assets.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR (Group before RFS Holdings minority interest and statutory basis)

Interest rate	65.6	81.4	112.8	42.5
Credit spread	125.3	199.6	231.2	66.9
Currency	17.7	15.6	35.8	9.2
Equity	13.0	11.7	21.6	8.3
Commodity	12.7	11.5	21.4	6.5
Diversification effects		(129.2)

30 June 2009	143.3	190.6	229.0	76.8

Core (30 June 2009)	99.6	94.3	135.6	54.2
Non-Core (30 June 2009)	77.3	130.4	166.5	28.6

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market risk (continued)

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

Interest rate	38.7	54.4	94.0	18.2
Credit spread	71.5	61.5	130.8	51.7
Currency	7.6	17.0	18.0	3.5
Equity	22.4	18.3	42.6	11.0
Commodity	9.9	10.0	25.8	0.2
Diversification effects		(52.4)

31 December 2008	82.3	108.8	155.7	49.3

Interest rate	29.1	33.7	56.1	18.2
Credit spread	72.7	75.5	96.3	51.7
Currency	6.0	7.1	8.6	3.5
Equity	23.1	19.9	42.6	11.0
Commodity	9.5	23.0	25.3	0.2
Diversification effects		(67.7)

30 June 2008	70.4	91.5	106.0	49.3

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Non-trading VaR (Group before RFS Holdings minority interest and statutory basis)

Interest rate	17.6	16.6	26.1	12.9
Credit spread	198.9	205.4	270.3	65.4
Currency	1.2	1.1	3.8	0.2
Equity	4.0	3.7	7.2	2.2
Diversification effects		(27.0)

30 June 2009	199.6	199.8	274.9	76.1

Core (30 June 2009)	82.6	81.6	133.5	55.0
Non-Core (30 June 2009)	123.1	132.6	145.3	20.2

Interest rate	10.6	24.4	32.9	5.2
Credit spread	10.5	65.2	65.2	5.5
Currency	0.6	2.2	5.7	0.1
Equity	3.4	7.0	8.0	0.8
Diversification effects		(22.7)

31 December 2008	14.8	76.1	76.1	7.7

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

Interest rate	7.4	9.1	10.2	5.2
Credit spread	7.7	7.0	10.6	5.6
Currency	0.4	0.3	1.0	0.2
Equity	1.7	1.7	2.6	0.8
Diversification effects		(8.7)

30 June 2008	10.0	9.4	13.4	7.7

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market risk (continued)

The data in the tables above exclude exposures to super senior tranches of asset-backed CDOs, as VaR does not provide an appropriate measure of risk for these exposures due to the continued illiquidity and opaqueness of pricing of these instruments.  For these exposures, the maximum potential loss is equal to the aggregate net exposure of £548 million at 30 June 2009. For more information, please refer to market turmoil exposure - Super senior CDOs on page 145 and Note 12, Financial instruments - collateralised debt obligations.

The Group uses the most recent two years of market data in its VaR model. Accordingly the VaR at June 2009 incorporates all of the market volatility experienced since the credit crisis began in August 2007. On average this means that a given underlying risk position expressed in VaR terms will be considerably larger than previously reported. If one assumes future volatility declines in comparison to the average over the last two years then the half year may well represent a peak VaR number for a given position.  The Group has reduced its underlying trading positions in the first half of 2009, but the increase in market volatility factored into the VaR calculation has more than offset this; consequently the Trading VaR has increased when compared with previous periods.

Non-Core credit spread trading VaR increased materially during the period, not only for the reason described above, but also owing to additional hedges against the risk of counterparty failure.  As this counterparty risk is itself not in VaR, these hedges increase reported VaR.

The non-trading VaR increased not only because of more volatile market data in the VaR models, but also as a result of reclassification of certain trading portfolio assets.

The Group's VaR should be interpreted in light of the limitations of the methodologies used, detailed as follows:

•
Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the two year time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile.
•	VaR uses a one-day time horizon which will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.
•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intraday profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market risk (continued)

The following table details the combined other than trading (non-trading businesses and retail and commercial banking activities) VaR at a 99% confidence level, which relates mainly to interest rate risk and credit spreads.

	Average	Period end	Maximum	Minimum
Statutory basis	£m	£m	£m	£m

30 June 2009	187.2	190.6	203.2	177.3

31 December 2008	133.1	134.9	197.0	86.4

Structural interest rate and currency VaR (statutory basis)

Structural interest rate risks mainly arise in retail and commercial banking assets and liabilities.

Statutory basis	Average £m	Period end £m	Maximum £m	Minimum £m

30 June 2009	91.3	100.4	112.5	69.3

31 December 2008	128.1	60.1	194.6	60.3

30 June 2009
Statutory basis	£m

EUR	39.3
GBP	25.2
USD	83.8
Other	5.1

RBS Group – 2009 Interim results

Risk and capital management (continued)

Currency risk (statutory basis)

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. GALCO approves open structural exposures, primarily in USD and EUR and expressed in currency notional amounts, which are sufficient to reduce the sensitivity of regulatory capital ratios to exchange rate movements within defined tolerance limits.

Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances requires that these shares be held on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the Group’s structural foreign currency position.

See the 2008 Form 20-F for background on the Group’s structural currency risk exposures.

The tables below set out the Group’s structural foreign currency exposures.

	Net assets of overseas operations	Minority Interests	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
30 June 2009	£m	£m	£m	£m	£m

US dollar	15,551	(3)	15,554	(3,330)	12,224
Euro	18,282	13,619	4,663	(1,300)	3,363
Other non sterling	5,639	536	5,103	(3,585)	1,518

Total	39,472	14,152	25,320	(8,215)	17,105

31 December 2008

US dollar	17,480	(19)	17,499	(3,659)	13,840
Euro	26,943	15,431	11,512	(7,461)	4,051
Chinese RMB	3,928	1,898	2,030	(1,082)	948
Other non sterling	5,088	621	4,467	(3,096)	1,371

Total	53,439	17,931	35,508	(15,298)	20,210

Retranslation gains and losses on the Group’s net investments in operations, together with those on instruments hedging these investments, are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A five percent strengthening of foreign currencies would result in a gain of £900 million (31 December 2008 – £1,010 million) recognised in equity. A five percent weakening of foreign currencies would result in a loss of £810 million (31 December 2008 – £960 million) recognised in equity.  There are no Chinese RMB exposures at 30 June 2009 following the sale of the Group’s interest in Bank of China.  These movements in equity would offset retranslation effects on the Group’s foreign currency denominated risk weighted assets, reducing the sensitivity of the Group’s tier 1 capital ratio to movements in foreign currency exchange rates.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures

Explanatory note
These disclosures are focused around certain of the Group’s exposures which have been particularly affected by the widespread market disruptions.  They reflect the recommendations in the report of the Financial Stability Forum on Enhancing Market and Institutional Resilience and Committee of European Banking Supervisors report on banks’ transparency on activities and products affected by the recent market turmoil.

Acronyms used in Market turmoil exposures section

The following acronyms are used in this section

ABCP	Asset-backed commercial paper
ABS	Asset-backed security
CDO	Collateralised debt obligation
CDPC	Credit derivative product company
CDS	Credit default swap
CLO	Collateralised loan obligation
CP	Commercial paper
CMBS	Commercial mortgage-backed security
Fannie Mae	Federal National Mortgage Association
Freddie Mac	Federal Home Loan Mortgage Corporation
Ginnie Mae	Government National Mortgage Association
GSE	Government Sponsored Entity
IASB	International Accounting Standards Board
RoW	Rest of the world, excluding Europe and US
RMBS	Residential mortgage-backed security
SIV	Structured investment vehicle
SPE	Special purpose entity
US agencies	Ginnie Mae, Fannie Mae, Freddie Mac and similar entities

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures
The carrying value of the Group’s debt securities at 30 June 2009 was £229.1 billion compared to £253.2 billion at 31 December 2008 (‘2008’).  This comprised securities issued by central and local governments of £104.7 billion (2008 - £95.0 billion), asset-backed securities of £90.5 billion (2008 - £111.1 billion), £13.4 billion (2008 - £15.0 billion) of securities issued by banks and building societies and £20.5 billion (2008 - £32.0 billion) issued by corporates, US federal agencies and other entities.  This section focuses on asset-backed securities, an area of interest following the market dislocations in 2008.

The Group’s credit market activities give rise to risk concentrations that have been particularly affected by the market turmoil experienced since the second half of 2007.  The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.

The tables below summarise the net exposures and balance sheet carrying values of these securities by measurement classification, product and geography of underlying assets at 30 June 2009 (‘2009’) and 31 December 2008.

	Held-for-trading		Available-for-sale		Loans and receivables		Designated at fair value		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net exposure (1)
RMBS: G10 governments (2)	16,228	18,631	29,649	32,926	-	-	-	-	45,877	51,557
RMBS: other	4,003	5,831	7,559	11,524	2,602	2,578	133	182	14,297	20,115
CMBS	1,326	1,178	1,531	918	1,413	1,437	193	13	4,463	3,546
CDOs & CLOs	961	2,463	1,751	2,538	890	1,282	1	-	3,603	6,283
Other ABS	461	195	4,466	6,572	3,841	3,621	16	40	8,784	10,428

Total	22,979	28,298	44,956	54,478	8,746	8,918	343	235	77,024	91,929

Carrying value:
RMBS: G10 governments (2)	16,228	18,631	29,649	32,926	-	-	-	-	45,877	51,557
RMBS: other	5,962	9,218	7,839	11,865	2,602	2,618	133	182	16,536	23,883
CMBS	2,241	2,751	1,704	1,126	1,413	1,437	204	13	5,562	5,327
CDOs & CLOs	6,629	7,774	5,159	9,579	890	1,284	1	-	12,679	18,637
Other ABS	1,479	1,505	4,466	6,572	3,841	3,621	16	41	9,802	11,739

Total	32,539	39,879	48,817	62,068	8,746	8,960	354	236	90,456	111,143

Notes:
(1)
Net exposures represent the carrying value after taking account of hedge protection purchased from monolines and other counterparties but exclude the effect of counterparty credit valuation adjustments. The hedges provide credit protection of principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

(2)	RMBS: G10 government securities comprises securities that are:
	(a)	guaranteed or effectively guaranteed by the US government, via its support for US federal agencies and GSEs.
	(b)	guaranteed by the Dutch government.
	(c)	covered bonds, referencing primarily Dutch and Spanish government-backed loans.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures (continued)

	US		UK		Europe		RoW		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net exposure:
RMBS: G10 governments	30,798	33,508	271	321	14,771	17,682	37	46	45,877	51,557
RMBS: other	4,589	7,012	5,521	6,981	3,728	5,592	459	530	14,297	20,115
CMBS	2,691	1,147	1,115	1,225	618	1,095	39	79	4,463	3,546
CDOs & CLOs	1,886	3,276	124	386	1,578	2,450	15	171	3,603	6,283
Other ABS	2,392	3,508	1,154	1,368	4,644	4,299	594	1,253	8,784	10,428

Total	42,356	48,451	8,185	10,281	25,339	31,118	1,144	2,079	77,024	91,929

Carrying value:
RMBS: G10 governments	30,798	33,508	271	321	14,771	17,682	37	46	45,877	51,557
RMBS: other	5,067	8,558	6,243	8,105	4,719	6,593	507	627	16,536	23,883
CMBS	3,201	2,144	1,199	1,395	1,017	1,646	145	142	5,562	5,327
CDOs & CLOs	10,094	14,703	224	588	2,185	3,046	176	300	12,679	18,637
Other ABS	2,966	3,582	1,252	1,622	4,694	5,098	890	1,437	9,802	11,739

Total	52,126	62,495	9,189	12,031	27,386	34,065	1,755	2,552	90,456	111,143

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures (continued)
Asset backed securities (‘ABS’) are securities with an interest in an underlying pool of referenced assets.  The risks and rewards of the referenced pool are passed on to investors by the issue by a special purpose entity of securities with varying seniority. The tables below analyse carrying values of the Group’s ABS by rating, measurement classification and fair value hierarchy level.

	RMBS
	G10 govern-ments	Prime	Non conforming	Sub-prime	CMBS	CDOs & CLOs	Other ABS	Total
30 June 2009	£m	£m	£m	£m	£m	£m	£m	£m

AAA rated:(1)
Held-for-trading	16,228	4,317	194	306	1,789	3,816	486	27,136
Available-for-sale	29,261	4,786	706	401	1,311	4,014	3,341	43,820
Loans and receivables	-	582	1,327	194	229	320	939	3,591
Designated at fair value	-	120	-	13	199	-	-	332

	45,489	9,805	2,227	914	3,528	8,150	4,766	74,879

BBB- and above rated:(1)
Held-for-trading	-	640	67	230	416	771	634	2,758
Available-for-sale	388	867	245	200	271	461	988	3,420
Loans and receivables	-	163	156	159	1,169	549	1,972	4,168
Designated at fair value	-	-	-	-	5	-	16	21

	388	1,670	468	589	1,861	1,781	3,610	10,367

Non-investment grade:(1)
Held-for-trading	-	24	91	92	36	1,439	70	1,752
Available-for-sale	-	257	265	111	3	411	17	1,064
Loans and receivables	-	6	5	10	7	-	285	313
Designated at fair value	-	-	-	-	-	-	-	-

	-	287	361	213	46	1,850	372	3,129

Not publicly rated:
Held-for-trading	-	1	-	-	-	603	289	893
Available-for-sale	-	-	1	-	119	273	120	513
Loans and receivables	-	-	-	-	8	21	645	674
Designated at fair value	-	-	-	-	-	1	-	1

	-	1	1	-	127	898	1,054	2,081

Total:
Held-for-trading	16,228	4,982	352	628	2,241	6,629	1,479	32,539
Available-for-sale	29,649	5,910	1,217	712	1,704	5,159	4,466	48,8178,746
Loans and receivables	-	751	1,488	363	1,413	890	3,841
Designated at fair value	-	120	-	13	204	1	16	354

Total	45,877	11,763	3,057	1,716	5,562	12,679	9,802	90,456

Of which carried at fair value:
Level 2(2)	45,877	10,562	1,559	1,342	3,794	9,611	5,301	78,046
Level 3(3)	-	448	11	11	355	2,180	658	3,663

	45,877	11,010	1,570	1,353	4,149	11,791	5,959	81,709

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Asset-backed exposures (continued)

	RMBS
	G10 govern-ments	Prime	Non conforming	Sub-prime	CMBS	CDOs & CLOs	Other ABS	Total
31 December 2008	£m	£m	£m	£m	£m	£m	£m	£m

AAA rated:(1)
Held-for-trading	18,622	6,226	203	393	2,306	4,698	380	32,828
Available-for-sale	32,926	8,384	1,914	522	982	6,459	4,826	56,013
Loans and receivables	-	476	1,415	431	405	652	1,443	4,822
Designated at fair value	-	166	-	16	9	-	-	191

	51,548	15,252	3,532	1,362	3,702	11,809	6,649	93,854

BBB- and above rated:(1)
Held-for-trading	-	985	79	564	407	1,439	890	4,364
Available-for-sale	-	338	194	267	144	1,642	1,292	3,877
Loans and receivables	-	94	64	105	1,031	561	1,296	3,151
Designated at fair value	-	-	-	-	4	-	41	45

	-	1,417	337	936	1,586	3,642	3,519	11,437

Non-investment grade:(1)
Held-for-trading	-	59	69	636	38	1,299	120	2,221
Available-for-sale	-	47	74	124	-	1,057	50	1,352
Loans and receivables	-	-	3	30	-	-	72	105
Designated at fair value	-	-	-	-	-	-	-	-

	-	106	146	790	38	2,356	242	3,678

Not publicly rated:
Held-for-trading	9	2	1	1	-	338	115	466
Available-for-sale	-	-	1	-	-	421	404	826
Loans and receivables	-	-	-	-	1	71	810	882
Designated at fair value	-	-	-	-	-	-	-	-

	9	2	2	1	1	830	1,329	2,174

Total:
Held-for-trading	18,631	7,272	352	1,594	2,751	7,774	1,505	39,879
Available-for-sale	32,926	8,769	2,183	913	1,126	9,579	6,572	62,068
Loans and receivables	-	570	1,482	566	1,437	1,284	3,621	8,960
Designated at fair value	-	166	-	16	13	-	41	236

Total	51,557	16,777	4,017	3,089	5,327	18,637	11,739	111,143

Of which carried at fair value:
Level 2(2)	51,322	16,062	2,485	2,459	3,316	14,643	6,677	96,964
Level 3(3)	235	145	50	64	574	2,710	1,441	5,219

	51,557	16,207	2,535	2,523	3,890	17,353	8,118	102,183

Notes:
(1)	Credit ratings are based on those from rating agencies Standard & Poor’s (S&P). Moody’s and Fitch and have been mapped onto the S&P scale.
(2)	Valuation is based significantly on observable market data. Instruments in this category are valued using:
	(a)	quoted prices for identical instruments in markets which are not considered to be active; or quoted prices for similar instruments trading in active or not so active markets; or
	(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.
(3)
Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Residential mortgage-backed securities
Residential mortgage backed securities (‘RMBS’) are securities that represent an interest in a portfolio of residential mortgages.  Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality of the underlying mortgages and the credit enhancement in the securitisation structure.

Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors.  The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below.  Additional credit enhancements may be provided to the holder of senior RMBS notes, including guarantees over the value of the exposures, often provided by monoline insurers.

The Group’s ABS are analysed below by geographic region and nature of collateral.  The US market has more established definitions for the quality of the underlying mortgage collateral and these are used as the basis for the Group’s RMBS categorisation:

G10 governments – collateral comprises guaranteed mortgages and covered mortgage bonds.  Guaranteed mortgages are mortgages that form part of a mortgage backed security issuance by a government agency, or in the US, an entity that benefits from a guarantee (direct or indirect) provided by the US government. For US RMBS, this category includes, amongst others, RMBS issued by US agencies such as Ginnie Mae, Freddie Mac and Fannie Mae. For European RMBS this includes mortgages guaranteed by the Dutch government.  Covered mortgage bonds, primarily referencing Dutch and Spanish government-backed loans, are debt instruments that have recourse to a pool of mortgage assets, where investors have a preferred claim if a default occurs.  These underlying assets are segregated from the other assets held by the issuing entity.

Prime – the underlying mortgages are of a higher credit quality than non-conforming and sub-prime mortgages (see below), but exclude G10 government mortgages.

Non-conforming (or ‘Alt-A’ used for US exposures) – the underlying mortgages have a higher credit quality than sub-prime mortgages, but lower than those for prime borrowers.  Within the US mortgage industry, non-conforming mortgages are those that do not meet the lending criteria for US agency mortgages (described above). For non-US mortgages, judgement is applied in identifying loans with similar characteristics to US non-conforming loans, and also includes self-certified loans. Alt-A describes a category of mortgages in which lenders consider the risk to be greater than prime mortgages though less than sub-prime.  The offered interest rate is usually representative of the associated risk level.

Sub-prime – the underlying mortgages are loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies, and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Residential mortgage-backed securities (continued)
The tables below shows the Group’s RMBS net exposures and carrying values by underlying asset type, measurement classification, the geographical location of the property securing the mortgage and the year in which the underlying securitisation was originated.

	30 June 2009					31 December 2008
	G10 govern-ments	Prime	Non conforming	Sub-prime	Total	G10 govern-ments	Prime	Non conforming	Sub-prime	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
Net exposure:(1)
Held-for-trading	16,228	3,218	346	439	20,231	18,631	5,140	346	345	24,462
Available-for-sale	29,649	5,910	1,217	432	37,208	32,926	8,768	2,184	572	44,450
Loans and receivables	-	751	1,488	363	2,602	-	569	1,482	527	2,578
Designated at fair value	-	120	-	13	133	-	166	-	16	182

	45,877	9,999	3,051	1,247	60,174	51,557	14,643	4,012	1,460	71,672

Carrying values:(2)
Held-for-trading	16,228	4,982	352	628	22,190	18,631	7,272	352	1,594	27,849
Available-for-sale	29,649	5,910	1,217	712	37,488	32,926	8,769	2,183	913	44,791
Loans and receivables	-	751	1,488	363	2,602	-	570	1,482	566	2,618
Designated at fair value	-	120	-	13	133	-	166	-	16	182

	45,877	11,763	3,057	1,716	62,413	51,557	16,777	4,017	3,089	75,440

Notes:
(1)
Net exposures represent the carrying value after taking account of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment.  Carrying value is the amount recorded on the balance sheet.

(2)	Carrying value is the amount recorded on the balance sheet.
(3)	G10 government RMBS net exposures and carrying values include:
	(a)	£6.7 billion (2008 - £7.6 billion) available-for-sale exposures guaranteed by the Dutch government.
	(b)	£6.9 billion (2008 - £5.7 billion) guaranteed by the US government via Ginnie Mae of which £1.1 billion (2008 - £0.5 billion) are held-for-trading.
(c)
£23.8 billion (2008 - £ 27.8 million) effectively guaranteed by the US government by way of its support for Freddie Mac and Fannie Mae of which £15.1 billon (2008 - £18.1 billion) are held-for-trading.

	(d)	£8.0 billion (2008 - £10.0 billion) all classified as available-for-sale, covered bonds.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Residential mortgage-backed securities (continued)

	30 June 2009					31 December 2008
	US agency	Prime	Alt-A	Sub-prime	Total	US agency	Prime	Alt-A	Sub-prime	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United States
Net exposure:
Held-for-trading	16,191	433	346	439	17,409	18,577	968	346	302	20,193
Available-for-sale	14,607	2,667	566	51	17,891	14,932	4,364	760	53	20,109
Loans and receivables	-	84	-	3	87	-	215	-	3	218

	30,798	3,184	912	493	35,387	33,509	5,547	1,106	358	40,520

Carrying values:
Held-for-trading	16,191	490	353	575	17,609	18,577	1,043	352	1,427	21,399
Available-for-sale	14,607	2,668	566	328	18,169	14,932	4,364	760	394	20,450
Loans and receivables	-	84	-	3	87	-	215	-	3	218

	30,798	3,242	919	906	35,865	33,509	5,622	1,112	1,824	42,067

Of which originated in:
2004 and earlier	8,260	701	95	308	9,364	5,534	709	122	474	6,839
2005	3,131	801	501	164	4,597	6,014	2,675	718	259	9,666
2006	1,039	925	105	187	2,256	1,690	614	115	718	3,136
2007 and later	18,368	815	218	247	19,648	20,271	1,624	157	373	22,425

	30,798	3,242	919	906	35,865	33,509	5,622	1,112	1,824	42,067

	30 June 2009					31 December 2008
	Guaranteed	Prime	Non conforming	Sub-prime	Total	Guaranteed	Prime	Non conforming	Sub-prime	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
United Kingdom
Net exposure:
Held-for-trading	-	239	-	-	239	9	249	-	33	291
Available-for-sale	271	2,493	651	79	3,494	313	3,133	1,423	154	5,023
Loans and receivables	-	314	1,364	248	1,926	-	118	1,482	205	1,805
Designated at fair value	-	120	-	13	133	-	166	-	16	182

	271	3,166	2,015	340	5,792	322	3,666	2,905	408	7,301

Carrying values:
Held-for-trading	-	954	-	5	959	9	1,336	-	70	1,415
Available-for-sale	271	2,493	651	81	3,496	313	3,133	1,423	154	5,023
Loans and receivables	-	314	1,364	248	1,926	-	118	1,482	205	1,805
Designated at fair value	-	120	-	13	133	-	166	-	16	182

	271	3,881	2,015	347	6,514	322	4,753	2,905	445	8,425

Of which originated in:
2004 and earlier	7	273	-	32	312	9	806	-	72	887
2005	-	776	-	24	800	-	1,000	652	42	1,694
2006	8	1,957	464	127	2,556	13	2,295	756	209	3,273
2007 and later	256	875	1,551	164	2,846	300	652	1,497	122	2,571

	271	3,881	2,015	347	6,514	322	4,753	2,905	445	8,425

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Residential mortgage-backed securities (continued)

	30 June 2009					31 December 2008
	Guaranteed (1)	Covered bonds (2)	Prime and non-conforming (3)	Sub-prime	Total	Guaranteed (1)	Covered bonds (2)	Prime	Sub-prime	Total
Europe	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net exposure
Held-for-trading	-	-	2,542	-	2,542	-	-	3,898	10	3,908
Available-for-sale	6,722	8,049	592	41	15,404	7,642	10,040	1,106	57	18,845
Loans and receivables	-	-	450	103	553	-	-	208	313	521

	6,722	8,049	3,584	144	18,499	7,642	10,040	5,212	380	23,274

Carrying values
Held-for-trading	-	-	3,525	8	3,533	-	-	4,839	30	4,869
Available-for-sale	6,722	8,049	592	41	15,404	7,642	10,040	1,107	57	18,846
Loans and receivables	-	-	451	102	553	-	-	208	352	560

	6,722	8,049	4,568	151	19,490	7,642	10,040	6,154	439	24,275

Of which originated in:
2004 and earlier	377	632	684	25	1,718	418	702	954	48	2,122
2005	1,033	2,364	754	27	4,178	1,165	2,993	1,090	17	5,265
2006	1,758	3,822	1,585	84	7,249	2,059	4,466	2,466	148	9,139
2007 and later	3,554	1,231	1,545	15	6,345	4,000	1,879	1,644	226	7,749

	6,722	8,049	4,568	151	19,490	7,642	10,040	6,154	439	24,275
Notes:
(1)	Guaranteed by the Dutch government
(2)	Covered bonds referencing primarily Dutch and Spanish mortgages
(3)	Non-conforming net exposures and carrying values: £123 million at 30 June 2009 (2008 – nil)

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Residential mortgage-backed securities (continued)

	30 June 2009				31 December 2008
	Guaranteed	Prime	Sub-prime	Total	Guaranteed	Prime	Sub-prime	Total
Rest of the World	£m	£m	£m	£m	£m	£m	£m	£m

Net exposure
Held-for-trading	37	4	-	41	46	24	-	70
Available-for-sale	-	156	263	419	-	164	308	472
Loans and receivables	-	28	8	36	-	28	6	34

	37	188	271	496	46	216	314	576

Carrying values
Held-for-trading	37	11	41	89	46	54	67	167
Available-for-sale	-	157	262	419	-	164	308	472
Loans and receivables	-	28	8	36	-	28	6	34

	37	196	311	544	46	246	381	673

Of which originated in:
2004 and earlier	-	25	58	83	-	37	65	102
2005	-	1	33	34	-	30	34	64
2006	37	3	175	215	46	2	187	235
2007 and later	-	167	45	212		177	95	272

	37	196	311	544	46	246	381	673

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Residential mortgage-backed securities (continued)
US - the Group’s largest concentration of RMBS assets is the portfolio of US agency asset-backed securities comprising mainly current year vintage positions amounting to £30.8 billion at 30 June 2009 (2008: £33.5 billion). Due to the US government backing, explicit or implicit, in these securities, the counterparty credit risk exposure is low. £16.2 billion (2008: £18.6 billion) is held in actively traded portfolios, actively transacted, and possesses a high degree of liquidity. Trading in this portfolio has driven a shift to more recent vintages.  However, the majority of the decrease in exposure during the period has been due to the strengthening of sterling against the US dollar.  Available-for-sale exposures of £14.6 billion (£14.9 billion) relate to liquidity portfolios held by US Retail & Commercial.

Europe - these are liquidity portfolios comprising £6.7 billion (2008 - £7.6 billion) available-for-sale portfolio of European RMBS, referencing primarily Dutch and Spanish government-backed loans and £8.0 billion (2008 - £10.0 billion) of European RMBS comprised covered mortgage bonds. The decrease in both of these portfolios primarily reflects exchange rate movements.  These exposures are part of the liquidity portfolios held by Group Treasury.

UK and the rest of the world - the Group has other portfolios of RMBS from secondary trading activities, warehoused positions previously acquired with the intention of further securitisation and a portfolio of assets from the unwinding of a securities arbitrage conduit. This conduit was established to benefit from the margin between the assets purchased and the notes issued.

Material disposals of prime RMBS occurred in the period, in particular £1.5 billion of 2005 vintage US securities, £0.5 billion of Spanish and Portuguese mortgages and £0.6 billion of positions which have synthetic hedges against them. Other declines were due to redemptions and foreign exchange movements.  Sub-prime balances reduced across ratings, geographies and vintages, due to pay downs, maturities and sales during the period, while non-conforming exposures fell mainly due to UK available-for-sale redemptions.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Commercial mortgage-backed securities
Commercial mortgage-backed securities (‘CMBS’) are securities that are secured by loans mortgaged on commercial land and buildings.  The securities are structured in the same way as an RMBS but typically the underlying assets referenced will be of greater individual value. The performance of the securities is dependent on the sector of the occupier of the commercial property and the geographical region.

The Group accumulated CMBS for the purpose of re-securitisation and secondary trading.  The largest holding of CMBS arose as a result of the Group’s purchase of senior tranches in mezzanine and high grade CMBS structures from third parties. These securities are predominantly hedged with monoline insurers. As a result, the Group’s risk is limited to the counterparty credit risk exposure on the hedge provider.

The following table shows the composition of the Group’s holdings of CMBS portfolios.

	30 June 2009					31 December 2008
	US	UK	Europe	RoW	Total	US	UK	Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

US federal agency	1,418	n/a	n/a	n/a	1,418	649	n/a	n/a	n/a	649
Office	641	770	242	-	1,653	428	915	402	-	1,745
Retail	460	45	66	39	610	295	43	2	49	389
Mixed use	62	27	473	3	565	20	99	975	45	1,139
Multi-family	279	131	3	-	413	159	143	-	-	302
Hotel	119	26	-	-	145	40	35	-	-	75
Healthcare	1	30	75	-	106	24	13	81	-	118
Leisure	-	77	-	-	77	-	76	-	-	76
Industry	63	-	8	-	71	40	-	49	-	89
Other	159	92	150	103	504	490	71	137	47	745

	3,202	1,198	1,017	145	5,562	2,145	1,395	1,646	141	5,327

Underlying CMBS carrying values declined due to foreign exchange movements driven by the strengthening of sterling against the US dollar and the euro, as well as modest pay downs, sales and write-downs.  This was partially offset by revised asset classifications, including US federal agency issued securities.

There have been no material acquisitions of CMBS by the Group in the period. Where exposures within CMBS types have increased, this is due to a change of sector exposure from permitted substitutions, particularly within US structures, and revised sector classifications.

Asset-backed collateralised debt and loan obligations
Collateralised debt obligations (‘CDOs’) are securities whose performance is dependant on a portfolio of underlying cash and synthetic exposures to referenced assets generally ABS, but may also include other classes of assets. The collateralised loan obligations (‘CLOs’) have referenced portfolios which primarily consist of leveraged loans.

The Group’s ABS CDO and CLO net exposures comprised:
	30 June 2009	31 December 2008
	£m	£m

Super senior CDOs	548	1,182
Other CDOs	909	1,658
CLOs	2,146	3,443

	3,603	6,283

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

The Group’s CDO exposures comprise:

•
Super senior CDO risk structured by the Group from 2003 to 2007 that the Group was unable to sell to third parties due to prevailing illiquid markets, with net exposures of £0.5 billion (2008: £1.2 billion).

•	Other CDO net exposures of £0.9 billion (2008:£1.7 billion) purchased from third parties, some of which are fully hedged through CDS with other banks or monoline insurers.

Given the significance of net losses incurred on super senior CDOs in recent years, additional disclosures on these exposures are discussed below.

Super senior CDOs
Super senior CDOs represent the most senior positions in a CDO.  Instruments subordinate to the super senior CDO (usually a combination of equity, mezzanine and senior notes) absorb losses before the super senior note is affected. Losses will only be suffered by the super senior note holders once defaults on the underlying reference assets exceed a specified threshold. This threshold is usually referred to in terms of a percentage of defaults in the asset pool; known as the ‘attachment point’.  These super senior instruments carry an AAA rating at origination or are senior to other AAA rated notes in the same structure.  The level of defaults occurring on recent vintage sub-prime mortgages and other asset classes has been higher than originally expected. As a result the protection afforded by the subordinate securities has been significantly eroded and consequently the super senior notes have a higher probability of suffering losses than at origination. The majority of the underlying collateral is now rated below investment grade.

Depending on the quality of the underlying reference assets on issue, the super senior tranches will be either classified as high grade or mezzanine. The majority of the Group’s exposure relates to high grade super senior tranches of ABS CDOs. The table below summarises the carrying amounts and net exposures after hedge protection of the Group’s super senior CDOs as at 30 June 2009.  The collateral rating is determined with reference to S&P ratings where available. Where S&P ratings are not available the lower of Moody's and Fitch ratings have been used.

	30 June 2009(1)			31 December 2008(2)
	High grade	Mezzanine	Total	High grade	Mezzanine	Total
	£m	£m	£m	£m	£m	£m

Gross exposure	6,314	2,586	8,900	7,104	2,884	9,988
Hedges and protection	(3,040)	(614)	(3,654)	(3,423)	(691)	(4,114)

	3,274	1,972	5,246	3,681	2,193	5,874
Write-downs on net open positions and amortisations	(2,756)	(1,942)	(4,698)	(2,592)	(2,100)	(4,692)

Net exposure after hedges and write-downs	518	30	548	1,089	93	1,182

Average price	17%	3%	16%	29%	6%	23%

Notes:
(1)
Net exposure represents the carrying value after taking account of hedge protection purchased from monolines and other counterparties but excludes the effect of counterparty credit valuation adjustment; includes portfolios carried at fair value only.

(2)	Exposures at 31 December 2008 have been restated to reflect transactions that have been liquidated and now represent long positions in asset-backed securities.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

The change in net exposure during the year is analysed in the table below.

	High grade	Mezzanine	Total
	£m	£m	£m

Net exposure at 1 January 2009	1,089	93	1,182
Write downs	(417)	(50)	(467)
Foreign exchange and other movements	(154)	(13)	(167)

Net exposure at 30 June 2009	518	30	548

During 2009 the super senior exposures, which are predominantly US positions, have fallen by approximately 50%.  This reflects the further price declines in the underlying collateral as well as the foreign exchange effect as sterling has strengthened against the US dollar in the first half of 2009.

Other CDOs
The net exposure of the Group’s other senior CDO exposures was £0.9 billion after hedge protection with financial institutions (more than 80%) or monolines.  The unhedged exposures comprise smaller positions with various types of underlying collateral, rating and vintage characteristics. The positions hedged with derivative protection from financial institutions include a number of positions referencing early vintages of RMBS and other ABS assets. The Group therefore has no net exposure to these CDOs before credit valuation adjustment. Due to the early vintage, the assets underlying these structures have not deteriorated to the same degree as the more recently issued securities.  During 2009 the other CDO exposures, which are predominantly US positions, have fallen significantly.  This reflects further price declines in the underlying collateral as well as the strengthening of sterling against the US dollar in the first half of 2009.  The price declines relate to exposures with more recent vintages.

CLOs
The Group’s CLO exposures arise from its trading activities and consist of retained interests and from notes purchased from third-party structures. The Group holds super senior securities in two CLO structures which were originated by the Group in 2005 and 2007.   The underlying collateral of these structures predominantly references leveraged loans.

In the first half of 2009, there were further write downs in line with the decline in the market, some deal amortisations and disposal of positions where market opportunities occurred.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Other asset backed securities
Other asset backed securities are securities issued by securitisation vehicles, similar to those in RMBS and CMBS structures, which reference cash flow generating assets other than mortgages.  The wide variety of referenced underlying assets results in diverse asset performance levels.

The Group has accumulated these assets from a range of trading and funding activities.  The carrying value of the Group’s other asset-backed securities by underlying asset type and geographical region are shown below.

	30 June 2009					31 December 2008
	US	UK	Europe	RoW	Total	US	UK	Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Covered bonds	-	-	2,190	-	2,190	-	-	3,301	-	3,301
Consumer	245	182	1,071	499	1,997	956	408	118	729	2,211
Aircraft leases	380	13	8	65	466	459	23	-	273	755
Other leases	16	611	286	-	913	1	492	455	-	948
Student loans	694	-	-	-	694	953	-	-	-	953
Trade receivables	623	7	-	-	630	15	9	-	-	24
Utilities and energy	241	2	283	177	703	47	19	48	143	257
Auto and equipment	90	8	337	3	438	160	30	466	29	685
Film/entertainment	-	-	-	-	-	86	-	-	-	86
Other	677	429	519	146	1,771	904	641	710	263	2,518
	2,966	1,252	4,694	890	9,802	3,581	1,622	5,098	1,437	11,738

The covered bonds comprise asset-backed securities issued by Spanish financial institutions.  These securities benefit from credit enhancement provided by the issuing institutions.  The reduction in carrying value of the Group’s Other ABS exposures reflects asset disposals, and the strengthening of sterling against the US dollar and the euro.  There have been no material acquisitions of other ABS by the Group in the period. Where exposures within specific asset types have increased, this is due to a combination of permitted substitutions within structures and revised sector classifications, particularly in relation to other consumer and trade receivable positions.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Counterparty valuation adjustments

Credit valuation adjustments
Counterparty valuation adjustments (‘CVAs’) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.  During 2009, as credit spreads of monoline insurers have generally widened, there has been an increase in the total CVA as set out in the table below.

	30 June 2009	31 December 2008
	£m	£m

Monoline insurers	6,845	5,988
CDPCs	821	1,311
Other counterparties	1,821	1,738

Total CVA adjustments	9,487	9,037

The Group has purchased protection from monoline insurers (“monolines”) mainly against specific ABS, CDOs and CLOs.  Monolines are entities which specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty.  This protection is typically held in the form of derivatives such as credit default swaps (‘CDS’) referencing the underlying exposures held by the Group.

The Group has also purchased credit protection, both tranched and single name credit derivatives, from credit derivative product companies (‘CDPC’).  CDPCs are similar to monolines however they are not regulated as insurers.  The Group’s exposure to CDPCs is predominantly due to tranched credit derivatives (“tranches”).  A tranche references a portfolio of assets and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).  The Group has predominantly traded senior tranches with CDPCs, the average attachment and detachment points are 15% and 50% respectively, and the majority of the loans and bonds in the reference portfolios are investment grade.

The CVA for monolines is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads.  The majority of the monoline CVA relates to credit derivatives hedging exposures to ABS.  The CDPC CVA is calculated using a similar approach.  However, in the absence of market observable credit spreads, the cost of hedging the counterparty risk is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

The CVA for all other counterparties is calculated with reference to observable credit spreads.  The calculation is performed on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the risk.

The widening of monoline credit spreads during the year contributed to a significant increase in the total size of CVA adjustments recorded.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Monoline insurers
The Group’s monoline exposures are predominantly denominated in US dollars and the weakening of the US dollar against sterling has significantly reduced the gross exposure to these counterparties.  This has been partially offset by an increase in the fair value of the CDS protection from monolines as the market price of the securities protected continued to decline.

The perceived credit quality of the monolines has also continued to deteriorate as reflected by ratings downgrades, wider credit spreads and lower recovery rate assumptions seen in the market.  This has resulted in increased levels of CVA being recorded against the Group’s monoline exposure.

Summary of the Group’s exposure to monoline counterparties:

	30 June 2009	31 December 2008
	£m	£m

Gross exposure to monolines	10,950	11,581
Hedges with financial institutions	(524)	(789)
Credit valuation adjustment	(6,845)	(5,988)

Net exposure to monolines	3,581	4,804

The net income statement effect arising from the change in level of monoline CVA and related trades is shown below. The US dollar weakening against sterling is the primary cause of the loss arising on foreign exchange, hedges and other movements.

£m

Credit valuation adjustment at 1 January 2009	(5,988)
Credit valuation adjustment at 30 June 2009	(6,845)

Increase in credit valuation adjustment	(857)
Foreign exchange and other movements	(937)
Net effect relating to reclassified debt securities	(27)

(1,821)

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Monoline insurers (continued)

The asset categories protected by CDSs written by monolines and the related CVA by monoline credit rating at the balance sheet date are analysed in the table below.

	30 June 2009				31 December 2008
	Notional amount: protected assets	Fair value: Protected assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m

AAA/AA rated:
CDO of RMBS	-	-	-	-	-	-	-	-
RMBS	3	2	1	-	3	2	1	-
CMBS	503	357	146	61	613	496	117	51
CLOs	5,610	4,219	1,391	599	6,506	4,882	1,624	718
Other ABS	1,308	849	459	206	1,548	990	558	251
Other	265	174	91	44	267	167	100	47

	7,689	5,601	2,088	910	8,937	6,537	2,400	1,067

A/BBB rated:
CDO of RMBS	-	-	-	-	5,385	1,363	4,022	1,938
RMBS	-	-	-	-	90	63	27	10
CMBS	-	-	-	-	4,236	1,892	2,344	1,378
CLOs	-	-	-	-	6,009	4,523	1,486	778
Other ABS	-	-	-	-	910	433	477	243
Other	-	-	-	-	265	122	143	79

	-	-	-	-	16,895	8,396	8,499	4,426

Sub-investment grade:
CDO of RMBS	4,972	687	4,285	2,745	394	32	362	263
RMBS	76	64	12	2	-	-	-	-
CMBS	3,757	1,212	2,545	1,886	-	-	-	-
CLOs	4,953	3,795	1,158	797	350	268	82	60
Other ABS	1,747	1,129	618	353	1,208	1,037	171	123
Other	488	244	244	152	237	169	68	49

	15,993	7,131	8,862	5,935	2,189	1,506	683	495

Total:
CDO of RMBS	4,972	687	4,285	2,745	5,779	1,395	4,384	2,201
RMBS	79	66	13	2	93	65	28	10
CMBS	4,260	1,569	2,691	1,947	4,849	2,388	2,461	1,429
CLOs	10,563	8,014	2,549	1,396	12,865	9,673	3,192	1,557
Other ABS	3,055	1,978	1,077	559	3,666	2,460	1,206	617
Other	753	418	335	196	769	458	311	175

23,682	12,732	10,950	6,845	28,021	16,439	11,582	5,988

The Group also has indirect exposure to monolines through wrapped securities and other assets with credit enhancement monolines.  These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Credit derivative product companies
The Group’s exposure to CDPCs has reduced considerably due to a combination of tighter credit spreads and a decrease in the relative value of senior tranches compared to the underlying reference portfolios. The trades with CDPCs are predominantly denominated in US and Canadian dollars and therefore the strengthening of sterling against these currencies has further reduced the exposure.

The overall level of CVA has decreased in line with the reduction in the exposure, however, on a relative basis the CVA has increased.  This reflects the perceived deterioration of the credit quality of the CDPCs as reflected by ratings downgrades.

Summary of the Group’s exposure to CDPC:

	30 June 2009	31 December 2008
	£m	£m

Gross exposure to CDPCs	2,303	4,776
Credit valuation adjustment	(821)	(1,311)

Net exposure to CDPCs	1,482	3,465

The net income statement effect arising from the change in level of CVA and related trades is shown in the table below. The Group has additional market risk hedges in place which effectively cap the exposure to CDPCs where the Group has significant risk. As the exposure to these CDPCs has reduced, losses have been incurred on the additional hedges. These losses, together with losses arising on trades hedging CVA, are the primary cause of the loss arising on hedges, foreign exchange and other movements.

£m

Credit valuation adjustment at 1 January 2009	(1,311)
Credit valuation adjustment at 30 June 2009	(821)

Decrease in credit valuation adjustment	490
Hedges, foreign exchange and other movements	(1,059)

(569)

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Credit derivative product companies (continued)

Further analysis of the Group’s exposure to CDPCs by CDPC credit rating is shown below.  Some of the CDPCs with the AAA/AA and A/BBB rating at 31 December 2008 were subsequently downgraded or had ratings withdrawn.

	30 June 2009				31 December 2008
	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment
	£m	£m	£m	£m	£m	£m	£m	£m

AAA/AA rated	1,636	1,580	56	18	19,092	15,466	3,626	908
A/BBB rated	15,965	14,484	1,481	470	6,147	4,997	1,150	403
Sub-investment grade	1,399	1,097	302	151	-	-	-	-
Rating withdrawn	3,914	3,450	464	182	-	-	-	-

	22,914	20,611	2,303	821	25,239	20,463	4,776	1,311

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Leveraged finance
Leveraged finance is employed to facilitate corporate finance transactions, such as acquisitions or buy-outs.  A bank acting as a lead manager will typically underwrite a loan, alone or with others, and then syndicate the loan to other participants (‘syndicate portfolio’).  The Group has typically also held a portion of these loans as part of its long term portfolio once primary syndication is completed (‘hold portfolio’).

Since the beginning of the credit market dislocation in the second half of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with secondary prices falling due to selling pressure and margins increasing, and reduced activity in the primary market.  There were a small number of modest deals with reduced leverage executed in the first half of 2008 priced at less than mid-2007 levels.  Concerted efforts to sell positions during the first half of 2008 were only partially successful due to the rapid deterioration in market conditions since origination of the loans.  Most of the leveraged finance loans held as part of syndicated lending activity were reclassified from the held-for-trading to loans and receivables in the second half of 2008.

During the first half of 2009, there have been a small number of sales and further impairments have been recorded.  The strengthening of sterling against other major currencies also had a substantial impact on this book, which has significant US dollar and euro positions.

The table below shows the Group’s leveraged finance exposures by industry and geography.

	30 June 2009					31 December 2008
	Americas	UK	Europe	RoW	Total	Americas	UK	Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	1,625	1,652	1,477	506	5,260	2,507	1,484	2,001	535	6,527
Industrial	1,616	1,553	1,641	175	4,985	1,686	1,612	1,924	188	5,410
Retail	69	1,134	1,327	79	2,609	268	1,285	1,440	89	3,082
Other	350	1,566	1,228	131	3,275	487	1,391	1,282	126	3,286

	3,660	5,905	5,673	891	16,129	4,948	5,772	6,647	938	18,305

Net exposure:
TMT (1)	1,283	1,517	1,367	506	4,673	2,247	1,385	1,982	534	6,148
Industrial	578	1,126	1,416	172	3,292	607	1,157	1,758	186	3,708
Retail	69	537	1,257	79	1,942	223	978	1,424	89	2,714
Other	350	1,383	1,204	131	3,068	484	1,307	1,281	127	3,199

	2,280	4,563	5,244	888	12,975	3,561	4,827	6,445	936	15,769
Of which:
Drawn	1,825	3,859	4,193	813	10,690	2,511	4,125	5,159	824	12,619
Undrawn	455	704	1,051	75	2,285	1,050	702	1,286	112	3,150

	2,280	4,563	5,244	888	12,975	3,561	4,827	6,445	936	15,769

Of which:
Syndicate portfolio (2)	1,428	1,398	1,125	88	4,039	2,138	2,121	1,663	101	6,023
Hold portfolio	852	3,165	4,119	800	8,936	1,423	2,706	4,782	835	9,746

	2,280	4,563	5,244	888	12,975	3,561	4,827	6,445	936	15,769

Notes:
(1)	Telecommunications, media and technology
(2)	includes held-for-trading exposures of £38 million (2008 - £102 million)

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Leveraged finance (continued)

The table below analyses the movement in the amounts reported above.

	Drawn	Undrawn	Total
	£m	£m	£m

Balance at 1 January 2009	12,619	3,150	15,769
Transfers in (from credit trading business)	506	41	547
Sales	(327)	(147)	(474)
Repayments and facility reductions	(549)	(314)	(863)
Funded deals	97	(97)	-
Lapsed/collapsed deals	(28)	(19)	(47)
Changes in fair value	(34)	(6)	(40)
Accretion of interest	71	n/a	71
Impairment provisions	(679)	n/a	(679)
Exchange and other movements	(986)	(323)	(1,309)

Balance at 30 June 2009	10,690	2,285	12,975

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

SPEs and conduits

SPEs
For background on the Group’s involvement with securitisations and special purpose entities (‘SPEs’), refer to Business Review – SPEs and conduits in the 2008 Form 20-F.

The table below sets out the asset categories together with the carrying amount of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	30 June 2009		31 December 2008
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Residential mortgages	62,799	17,812	49,184	20,075
Credit card receivables	2,975	1,567	3,004	3,197
Other loans	10,472	1,031	1,679	1,071
Finance lease receivables	950	750	1,077	857

The increase in residential mortgage and other loan assets above primarily relate to balances that have been securitised to facilitate access to central bank special liquidity schemes. As all the notes issued by the SPEs are purchased by Group companies, securitised assets are significantly greater than secured liabilities.

Conduits
The Group sponsors and administers a number of asset-backed commercial paper (‘ABCP’) conduits. A conduit is an SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is short-dated, typically up to three months.

The Group’s conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduit where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities.

Funding and liquidity
The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through ABCP issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

The Group’s own-asset conduit programmes have been established to diversify the Group’s funding.  The conduits allow the Group to access central government funding schemes and the external ABCP market.

The average maturity of ABCP issued by the Group’s conduits as at 30 June 2009 was 55.2 days compared with 72.1 days at 31 December 2008 due to a combination of restructured deals having shorter terms than normal rolling periods and effect of issuers seeking longer terms at end of any year due to general illiquidity at the end of the year/early January.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued).

The total assets held by the Group’s sponsored conduits are £35.0 billion (31 December 2008 - £49.9 billion). Since the related backstop liquidity facilities are sanctioned on the basis of total conduit purchase commitments, the liquidity facility commitments exceed the level of assets held, with the difference representing undrawn commitments.

Multi-seller conduits
The Group sponsors six multi-seller conduits which finance assets from Europe, North America and Asia-Pacific. Assets purchased or financed by the multi-seller conduits include auto loans, residential mortgages, credit card receivables, consumer loans and trade receivables.  These conduits were established to provide customers of the Group access to diversified and flexible funding sources.

The third-party assets financed by the conduits receive credit enhancement from the originators of the assets.  This credit enhancement, which is specific to each transaction, can take the form of over-collateralisation, excess spread or subordinated loan, and typically ensures the asset acquired by the conduit has a rating equivalent to at least a single-A credit.  In addition, in line with general market practice, the Group provides a small second-loss layer of programme-wide protection to the multi-seller conduits. Given the nature and investment grade equivalent quality of the first loss enhancement provided by the originators of the assets, the Group has only a minimal risk of loss on its programme wide exposure.  The issued ABCP is rated A-1 / P-1 by Moody’s and Standard & Poor’s.

The Group provides liquidity back-up facilities to the conduits it sponsors.  The conduits are able to draw funding under these facilities in the event of a disruption in the ABCP market, or when certain trigger events prevent the issue of ABCP.  The maturity of commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. Group limits sanctioned for such liquidity facilities as at 30 June 2009 totalled approximately £28.2 billion (31 December 2008 - £42.9 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks, this typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

The multi-seller conduits form the majority of the Group’s conduit business (64.2% (31 December 2008 - 69.4%).

The Group’s maximum exposure to loss on its multi-seller conduits is £28.3 billion (31 December 2008 - £43.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of programme-wide credit enhancements of conduit assets for which liquidity facilities were provided by third parties.

Own-asset conduits
The Group also holds three own-asset conduits which have assets that have previously been funded by the Group.  These vehicles represent 28% (31 December 2008 - 25%) of the Group’s conduit business (as a percentage of the total liquidity and credit enhancements committed by the Group), with £11.8 billion of ABCP outstanding at 30 June 2009 (31 December 2008 - £14.8 billion). The Group’s maximum exposure to loss on its own-asset conduits is £12.9 billion (31 December 2008 - £15.9 billion), being the total drawn and undrawn amount of the Group’s liquidity commitments to these conduits.

Securitisation arbitrage conduits
The Group no longer sponsors any securitisation arbitrage conduits.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued).

Conduits (continued)

The Group’s exposure from conduits which are consolidated by the Group including those to which the Group is economically exposed on a shared basis with other consortium members and its involvement with third-party conduits, are set out below.

	30 June 2009			31 December 2008
	Sponsored conduits	Third party	Total	Sponsored conduits	Third party	Total
	£m	£m	£m	£m	£m	£m

Total assets held by the conduits	35,007			49,857

Commercial paper issued	33,452			48,684

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	1,440	2,361	3,801	1,172	3,078	4,250
- undrawn	39,744	1,161	40,905	57,929	198	58,127
Programme-wide liquidity:
- drawn	-	99	99	-	102	102
- undrawn	-	-	-	-	504	504
PWCE (1)	1,663	-	1,663	2,391	-	2,391

	42,847	3,621	46,468	61,492	3,882	65,374

Maximum exposure to loss (2)	41,184	3,621	44,805	59,101	3,882	62,983

Notes:
(1)	Programme-wide credit enhancement
(2)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

The Group’s exposures from the conduit shared with the other consortium members is set out below:

	30 June 2009	31 December 2008
	£m	£m

Total assets held by the conduits	11,189	13,286

Commercial paper issued	11,189	13,028

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	-	258
- undrawn	11,311	13,566

	11,311	13,824

Maximum exposure to loss	11,311	13,824

During the period both multi-seller and own asset conduit assets have been reduced in line with the wider Group balance sheet management.

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Conduits (continued)

Collateral analysis, geographic, profile, credit ratings and weighted average lives of the assets in the assets relating to the Group’s consolidated conduits and related undrawn commitments are set out in the tables below.

	Funded assets
	Loans	Securities	Total	Undrawn	Liquidity for third parties	Total exposure
	£m	£m	£m	£m	£m	£m

30 June 2009
Auto loans	5,785	280	6,065	1,838	-	7,903
Corporate loans	213	9,193	9,406	186	-	9,592
Credit card receivables	3,375	-	3,375	1,601	-	4,976
Trade receivables	1,437	-	1,437	790	-	2,227
Student loans	1,260	-	1,260	265	(132)	1,393
Consumer loans	1,742	-	1,742	520	-	2,262
Mortgages:
- Prime	3,971	1,900	5,871	230	-	6,101
- Non-conforming	1,821	-	1,821	468	-	2,289
- Sub-prime	-	-	-	-	-	-
- Commercial	656	499	1,155	87	(22)	1,220
- Buy-to-let	-	-	-	-	-	-
CDOs	-	-	-	-	-	-
Other	1,349	1,526	2,875	292	-	3,167

	21,609	13,398	35,007	6,277	(154)	41,130

31 December 2008
Auto loans	9,924	383	10,307	1,871	-	12,178
Corporate loans	430	11,042	11,472	534	-	12,006
Credit card receivables	5,844	-	5,844	922	-	6,766
Trade receivables	2,745	-	2,745	1,432	(71)	4,106
Student loans	2,555	-	2,555	478	(132)	2,901
Consumer loans	2,371	-	2,371	409	-	2,780
Mortgages
- Prime	4,416	2,250	6,666	1,188	-	7,854
- Non-conforming	2,181	-	2,181	727	-	2,908
- Sub-prime	-	-	-	-	-	-
- Commercial	1,228	507	1,735	66	(23)	1,778
- Buy-to-let	-	-	-	-	-	-
CDOs	-	-	-	-	-	-
Other	1,851	2,130	3,981	1,615	-	5,596

	33,545	16,312	49,857	9,242	(226)	58,873

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Conduits (continued)

	CP funded assets
	Geographic distribution					Weighted	Credit ratings (S&P equivalent)
	UK	Europe	US	RoW	Total	average life	AAA	AA	A	BBB	Below BBB
	£m	£m	£m	£m	£m	Years	£m	£m	£m	£m	£m
30 June 2009
Auto loans	595	1,075	3,846	549	6,065	1.9	3,085	2,274	706	-	-
Corporate loans	1,266	3,640	2,738	1,762	9,406	1.7	9,078	223	105	-	-
Credit card receivables	390	-	2,796	189	3,375	1.0	2,794	212	369	-	-
Trade receivables	-	465	637	335	1,437	1.1	349	561	496	31	-
Student loans	116	-	1,144	-	1,260	1.2	1,144	116	-	-	-
Consumer loans	657	999	86	-	1,742	2.4	71	132	1,539	-	-
Mortgages
Prime	-	1,896	-	3,975	5,871	2.8	2,364	3,448	20	-	39
Non-conforming	808	1,013	-	-	1,821	4.5	316	460	1,045	-	-
Sub-prime	-	-	-	-	-	-	-	-	-	-	-
Commercial	685	373	57	40	1,155	15.1	-	31	745	373	6
Buy-to-let	-	-	-	-	-	-	-	-	-	-	-
CDOs	-	-	-	-	-	-	-	-	-	-	-
Other	243	900	383	1,349	2,875	2.4	90	432	2,210	143	-

	4,760	10,361	11,687	8,199	35,007	2.4	19,291	7,889	7,235	547	45

31 December 2008
Auto loans	801	1,706	7,402	398	10,307	1.7	6,075	883	3,349	-	-
Corporate Loans	1,714	4,347	3,289	2,122	11,472	4.9	10,767	132	573	-	-
Credit card receivables	633	-	4,999	212	5,844	0.7	3,465	62	2,171	146	-
Trade receivables	68	922	1,371	384	2,745	0.7	120	1,025	1,600	-	-
Student loans	144	-	2,411	-	2,555	2.6	2,296	144	115	-	-
Consumer loans	708	1,195	468	-	2,371	1.7	387	993	923	68	-
Mortgages
Prime	-	2,244	-	4,422	6,666	2.8	2,675	3,876	115	-	-
Non-conforming	960	1,221	-	-	2,181	4.6	351	368	475	987	-
Sub-prime	-	-	-	-	-	-	-	-	-	-	-
Commercial	713	453	74	495	1,735	11.0	274	518	474	469	-
Buy-to-let	-	-	-	-	-	-	-	-	-	-	-
CDOs	-	-	-	-	-	-	-	-	-	-	-
Other	166	1,198	684	1,933	3,981	1.2	3	958	2,786	234	-

	5,907	13,286	20,698	9,966	49,857	3.0	26,413	8,959	12,581	1,904	-

RBS Group – 2009 Interim results

Risk and capital management (continued)

Market turmoil exposures (continued)

Structured investment vehicles
The Group does not sponsor any structured investment vehicles.

Investment funds set up and managed by the Group
The Group has established and manages a number of money market funds for its customers. When a new money market fund is launched, the Group typically provides a limited amount of seed capital to the funds.  The Group has investments in these funds of £723.2 million at 30 June 2009 (31 December 2008: £107.0 million).  These funds are not consolidated by the Group.

Money market funds
The Group’s money market funds held assets of £13.2 billion at 30 June 2009 (31 December 2008 - £13.9 billion). The sub-categories of money market funds are:

•
£9.1 billion (31 December 2008 - £8.3 billion) in money market funds managed by the Group denominated in sterling, US dollars and euro.  The funds invest in short-dated, highly rated money market securities with the objective of ensuring stability of capital and net asset value per share, appropriate levels of liquid assets, together with an income which is comparable to the short dated money market interest rate in the relevant currency.

•
£0.7 billion (31 December 2008 - £0.8 billion) in money market ‘Plus’ funds managed by the Group denominated in sterling, US dollars and euro.  The funds invest in longer-dated, highly rated securities with the objective of providing enhanced returns over the average return on comparable cash deposits.

•
£3.4 billion (31 December 2008 - £4.8 billion) in third party multi-manager money market funds denominated in sterling, US dollars and euro. The funds invest in short dated, highly rated securities with the objective of maximising current income consistent with the preservation of capital and liquidity.

Non-money market funds
The Group has also established a number of non-money market funds to enable investors to invest in a range of assets including bonds, equities, hedge funds, private equity and real estate. As the Group does not have significant holdings in these funds, they are not consolidated by the Group.

The Group non-money market funds had total assets of £14.2 billion at 30 June 2009 (31 December 2008 - £17.7 billion). The sub-categories of non-money market funds are:

•	£1.1 billion (31 December 2008 - £1.1 billion) in committed capital to generate returns from equity and equity-like investments in private companies.
•
£12.8 billion (31 December 2008 - £16.5 billion) in third party, multi-manager funds.  These funds offer multi-manager and fund of funds’ products across bond, equity, hedge fund, private equity and real estate asset classes.

•	£0.3 billion (31 December 2008 - £0.1 billion) in various derivative instruments with the objective of providing returns linked to the performance of underlying equity indices.

The investors in both money market and non money market funds have recourse to the assets of the funds only.  At 30 June 2009 the Group had exposure to one fund amounting to £145 million (31 December 2008 - £144 million).

RBS Group – 2009 Interim results

Additional information

Other information	30 June 2009		31 December 2008

Ordinary share price	£0.3864		£0.494

Number of ordinary shares in issue	56,366	m	39,456	m

Employee numbers in continuing operations
(full time equivalents rounded to the nearest hundred)
UK Retail	26,900		28,400
UK Corporate	12,700		13,200
Wealth	5,000		5,200
Global Banking & Markets	17,200		17,800
Global Transaction Services	3,600		3,900
Ulster Bank	5,200		5,400
US Retail & Commercial	15,100		16,200
RBS Insurance	14,600		14,700
Group Manufacturing	46,000		47,600
Central items	4,300		4,300

Core	150,600		156,700
Non-Core	15,000		17,300

	165,600		174,000
Integration	700		900
Share of shared assets	300		400
RFS minority interest	24,800		24,500

Group total	191,400		199,800

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (‘the Act’).  The statutory accounts for the year ended 31 December 2008 have been filed with the Registrar of Companies.  The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

RBS Group – 2009 Interim results

Selected financial data

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.6452 the Noon Buying Rate on 30 June 2009.

Summary consolidated income statement
	First half 2009		First half
			2008
	$m	£m	£m

Net interest income	13,440	8,169	8,695
Non-interest income	22,493	13,672	5,147

Total income	35,933	21,841	13,842
Operating expenses	(19,563)	(11,891)	(10,719)

Profit before other operating charges and impairment losses	16,370	9,950	3,123
Insurance net claims	(3,511)	(2,134)	(2,189)
Impairment losses	(13,260)	(8,060)	(1,661)

Operating loss before tax	(401)	(244)	(727)
Tax	725	441	333

Profit/(loss) from continuing operations	324	197	(394)
(Loss)/profit from discontinued operations	(102)	(62)	234

(Loss) for the period	222	135	(160)

Profit attributable to:
Minority interests	1,038	631	452
Preference dividends	898	546	215
Ordinary shareholders	(1,714)	(1,042)	(827)

	222	135	(160)

Summary consolidated balance sheet
	30 June 2009		31 December 2008
	$m	£m	£m

Loans and advances	1,423,394	865,180	1,012,919
Debt securities and equity shares	430,498	261,669	293,879
Derivatives and settlement balances	955,118	580,548	1,010,391
Other assets	183,482	111,526	84,463

Total assets	2,992,492	1,818,923	2,401,652

Owners equity	91,582	55,666	58,879
Minority interests	27,024	16,426	21,619
Subordinated liabilities	58,738	35,703	49,154
Deposits	1,294,251	786,683	897,556
Derivatives, settlement balances and short positions	982,762	597,351	1,025,641
Other liabilities	538,135	327,094	348,803

Total liabilities and equity	2,992,492	1,818,923	2,401,652

RBS Group – 2009 Interim results

Selected financial data (continued)

Other financial data

	First half	First half
	2009	2008

Earnings per ordinary share - pence (1)	(2.2)	(6.8)
Diluted earnings per ordinary share - pence (1)	(2.2)	(6.8)
Dividends per ordinary share - pence	-	23.1
Share price per ordinary share at period end - £ (1)	0.3864	2.10
Market capitalisation at period end - £ billion	21.8	34.7
Net asset value per ordinary share - £	0.85	3.30
Return on average total assets - %	(0.10)	(0.08)
Return on average ordinary shareholders' equity - %	(5.0)	(4.0)
Average shareholders' equity as a percentage of average total assets - %	2.6	2.7
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	0.93	0.94
- excluding interest on deposits	0.52	0.40
Ratio of earnings to fixed charges only
- including interest on deposits	0.98	0.95
- excluding interest on deposits	0.78	0.46

(1)	First half 2008 data have been restated for the effect of the capitalisation issue in September 2008.

RBS Group – 2009 Interim results

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

Basis of preparation

The unaudited pro forma condensed consolidated financial information (the "unaudited pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2009 (the "unaudited pro forma balance sheet") and the unaudited pro forma condensed consolidated income statements for the six months ended 30 June 2009 and 30 June 2008 and years ended 31 December 2008 and 31 December 2007 (the "pro forma income statements") based on the published audited and unaudited financial statements of RBS, prepared in accordance with IFRS, after giving effect to the distribution of those ABN AMRO businesses attributable to Santander and the Dutch government (the "other Consortium members").

The pro forma financial information has been prepared assuming that the distribution to the other Consortium members had occurred as follows:

-	pro forma balance sheet: 30 June 2009.
-	pro forma income statements: on acquisition on 17 October 2007.

The pro forma financial information and accompanying notes should be read in conjunction with the unaudited financial statements of RBS for the six months ended 30 June 2009 and the audited financial statements for the year ended 31 December 2008, included on pages 53 to 59.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium members occurred on the dates indicated nor is it necessarily indicative of the results of operations or financial position that may or may be expected to be achieved in the future.

1-1

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma income statement for the six months ended 30 June 2009

		RFS
		Minority	Pro forma
	RBS (1)	interest (2)	RBS
	£m	£m	£m
Continuing operations

Net interest income	8,169	(1,514)	6,655

Net fees and commissions	3,648	(533)	3,115
Income from trading activities	1,994	49	2,043
Gain on redemption of own debt	3,790	-	3,790
Other operating income (excluding insurance premium income)	1,419	(645)	774
Insurance net premium income	2,821	(164)	2,657

Non-interest income	13,672	(1,293)	12,379

Total Income	21,841	(2,807)	19,034

Operating expenses	(11,891)	1,973	(9,918)

Profit/(loss) before other operating charges and impairment losses	9,950	(834)	9,116

Insurance net claims	(2,134)	243	(1,891)
Impairment (losses)/gains	(8,060)	539	(7,521)

Operating loss before tax	(244)	(52)	(296)

Tax	441	(29)	412

Profit/(loss) from continuing operations	197	(81)	116

Profit/(loss) attributable to:

Minority interests	635	(81)	554
Other owners	546	-	546
Ordinary shareholders	(984)	-	(984)

	197	(81)	116

Per 25p ordinary share (pence)

Continuing operations

Basic	(2.1)		(2.1)

Fully diluted	(2.1)		(2.1)

Number of shares (million)

Weighted average ordinary shares	46,719		46,719

Weighted average diluted ordinary shares	46,719		46,719

Notes:

(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2009 included on page 53.
(2)
The financial information for RFS Minority interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

1-2

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma income statement for the year ended 31 December 2008

		RFS
		Minority	Pro forma
	RBS (1)	interest (2)	RBS
	£m	£m	£m
Continuing operations

Net interest income	18,675	(2,911)	15,764

Net fees and commission	7,445	(1,011)	6,434
Income from trading activities	(8,477)	(352)	(8,829)
Other operating income (excluding insurance premium income)	1,899	64	1,963
Insurance net premium income	6,326	(617)	5,709

Non-interest income	7,193	(1,916)	5,277

Total income	25,868	(4,827)	21,041

Operating expenses	(54,202)	19,303	(34,899)

(Loss)/profit before other operating charges and impairment losses	(28,334)	14,476	(13,858)

Insurance net claims	(4,430)	513	(3,917)
Impairment (losses)/gains	(8,072)	640	(7,432)

Operating (loss)/profit before tax	(40,836)	15,629	(25,207)

Tax	2,323	(328)	1,995

(Loss)/profit from continuing operations	(38,513)	15,301	(23,212)

(Loss)/profit attributable to:

Minority interests	(14,889)	15,301	412
Other owners	596	-	596
Ordinary shareholders	(24,220)	-	(24,220)

	(38,513)	15,301	(23,212)

Per 25p ordinary share (pence)

Continuing operations

Basic	(146.2)		(146.2)

Fully diluted	(146.2)		(146.2)

Number of shares (million)

Weighted average ordinary shares	16,563		16,563

Weighted average diluted ordinary shares	16,563		16,563

Notes:

(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 158 of the Form 6-K filed with the SEC on 30 September 2009.

(2)
The financial information for RFS Minority interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

1-3

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma condensed income statement for the six months ended 30 June 2008

	RBS (1) £m	RFS Minority Interest (2) £m	Pro forma RBS £m
Continuing operations

Net interest income	8,695	(1,194)	7,501

Net fees and commissions	3,729	(551)	3,178
Income from trading activities	(3,373)	32	(3,341)
Other operating income (excluding insurance premium income)	1,635	(183)	1,452
Insurance net premium income	3,156	(295)	2,861

Non-interest income	5,147	(997)	4,150

Total income	13,842	(2,191)	11,651

Operating expenses	(10,719)	1,748	(8,971)

Profit/(loss) before other operating charges and impairment losses	3,123	(443)	2,680

Insurance net claims	(2,189)	262	(1,927)
Impairment	(1,661)	182	(1,479)

Operating (loss)/profit before tax	(727)	1	(726)

Tax	333	(30)	303

Loss from continuing operations	(394)	(29)	(423)

Loss attributable to:

Minority interests	(727)	(29)	(756)
Other owners	(215)	-	(215)
Ordinary shareholders	548	-	548
	(394)	(29)	(423)

Per 25p ordinary share (pence)
Continuing operations

Basic	4.5	4.5
Fully diluted	4.5	4.5

Number of shares (million)

Weighted average ordinary shares	12,197	12,197
Weighted average diluted ordinary shares	12,197	12,197

Notes:
(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2009 included on page 53.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2008 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

1-4

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma condensed income statement for the year ended 31 December 2007

	RBS (1) £m	RFS Minority Interest (2) £m	Pro forma RBS £m
Continuing operations

Net interest income	12,069	(545)	11,524

Net fees and commissions	6,085	(224)	5,861
Income from trading activities	1,292	139	1,431
Other operating Income (excluding insurance premium income)	4,833	(97)	4,736
Insurance net premium income	6,087	(105)	5,982

Non-interest income	18,297	(287)	18,010

Total income	30,366	(832)	29,534

Operating expenses	(13,942)	620	(13,322)

Profit/(loss) before other operating charges and impairment losses	16,424	(212)	16,212

Insurance net claims	(4,624)	96	(4,528)
Impairment	(1,968)	38	(1,930)

Operating profit/(loss) before tax	9,832	(78)	9,754

Tax	(2,044)	(6)	(2,050)

Profit/(loss) from continuing operations	7,788	(84)	7,704

Profit/(loss) attributable to:

Minority interests	239	(84)	155
Other owners	246	-	246
Ordinary shareholders	7,303	-	7,303
	7,788	(84)	7,704

Per 25p ordinary share (pence)

Continuing operations

Basic	64.0	64.0

Fully diluted	63.4	63.4

Number of shares (million)

Weighted average ordinary shares	11,413	11,413

Weighted average diluted ordinary shares	11,611	11,611

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2008 included on page 158 of the Form 6-K filed with the SEC on 30 September 2009.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2008 without adjustment and represents results for the 76 day period since acquisition of those parts of the ABN AMRO businesses attributable to the other Consortium members.

1-5

Appendix 1 Article 11 unaudited pro forma information

Unaudited pro forma balance sheet as at 30 June 2009

		RFS
		Minority	Pro forma
	RBS (1)	interest (2)	RBS
	£m	£m	£m
Assets
Cash and balances at central banks	39,946	(5,644)	34,302
Loans and advances to banks	95,406	(11,706)	83,700
Loans and advances to customers	769,774	(129,012)	640,762
Debt securities and equity shares	261,669	(18,390)	243,279
Derivatives	557,284	(1,394)	555,890
Deferred taxation	8,392	(819)	7,573
Intangible assets	18,180	(3,063)	15,117
Property, plant and equipment	17,895	(1,603)	16,292
Other assets	50,377	(2,847)	47,530

Total assets	1,818,923	(174,478)	1,644,445

Liabilities

Deposits by banks	170,994	8,749	179,743
Customer accounts	615,689	(125,407)	490,282
Debt securities in issue	274,180	(25,470)	248,710
Settlement balances and short positions	60,287	(5)	60,282
Derivatives	537,064	(2,432)	534,632
Subordinated liabilities	35,703	(3,597)	32,106
Other liabilities	52,914	(12,013)	40,901
Total liabilities	1,746,831	(160,175)	1,586,656

Minority interests	16,426	(14,303)	2,123
Equity owners	55,666	-	55,666

Total equity	72,092	(14,303)	57,789

Total liabilities and equity	1,818,923	(174,478)	1,644,445

Notes:

(1)	The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2009 included on page 55.
(2)
The financial information for RFS Minority interest has been extracted from RBS's unaudited accounting records for the six months ended 30 June 2009 without adjustment and represent those parts of the ABN AMRO businesses attributable to the other Consortium members.

1-6

Appendix 2   Asset Protection Scheme

Contents

Page

1. Explanatory note	2-2

2. Details of the scheme and asset selection	2-2

3. Capital	2-2

4. Credit impairments and write downs	2-2

5. Balance sheet and risk weighted assets	2-3

2-1

Appendix 2 Asset Protection Scheme

1.  Explanatory note

The terms of RBS’s participation in the Asset Protection Scheme (“APS”) were agreed in principle with HM Treasury in February. Issues still outstanding include the final sign off of assets to be covered, the completion of due diligence, some detailed aspects of the structure of the scheme and EU State Aid approval.

2. Highlights of the Scheme

Objectives
•	Credit protection provided by the UK government, which alongside liability management and other measures, would allow RBS to pass the Financial Services Authority stress tests
•	Enhance RBS’s financial strength and provide stability for customers, depositors and investors as RBS’s restructuring programme is executed
•	Enhance the Group’s capacity to extend new lending in the UK

Current proposed Scheme operation and terms
•	Protection for £316 billion covered assets from 1 January 2009, subject to final agreement with HM Treasury on the covered asset pool
•	APS assets are a static pool, with no substitution allowed for assets that mature
•	Scheme expected to cover both banking assets and trading assets
•
APS assets include the Group’s global exposures across multiple jurisdictions and multiple legal entities  HM Treasury currently proposes to extend APS protection to RBS plc; RBS plc will then enter into back-to-back arrangements with other legal entities across the Group to extend APS protection to all APS assets

•	First loss of £19.5 billion in addition to impairments and write-downs on the APS pool recognised at 31 December 2008
•	RBS will bear all losses (net of recoveries) up to the first loss point. Losses (net of recoveries) in excess of the first loss will be 90% borne by HM Treasury
•	Management and administration of APS assets will be performed by RBS
•	Scheme proposes rigorous governance and specific approval processes for APS assets
•	HMT will have representation on the Group’s senior oversight committee for the APS and will have wide-ranging rights to audit the management and administration of the Scheme
•	Significant RWA relief is expected on the APS assets. On the basis of the proposed pool at 30 June 2009 this relief is estimated at approximately £150 billion.

Asset selection
•	Assets were selected for both credit and capital reasons. Key criteria included:
−	Risk and degree of impairment in base case and stressed scenario
−	Liquidity of the exposure
•	Both core and non-core assets analysed. Inclusion of core assets reflects their risk profile and provides capacity to meet UK lending commitments.
•	Inclusion of equity type exposure and real assets (e.g. hotels, ships, aircraft) and Citizens retail assets was not permitted.

3. Capital effect

The Asset Protection Scheme announced in February, when concluded, is expected to further strengthen the Group’s capital ratios, as the assets covered by the Scheme will carry lower risk weightings as a result of UK Government asset insurance. This augments the impact of RBS’s own extensive restructuring measures. The Scheme is currently expected to provide approximately £150 billion of risk-weighted asset relief. In addition, HM Treasury will subscribe to a total of £19.5 billion of new B Shares qualifying as capital on implementation of the APS, with a further £6 billion as a contingent reserve.  The APS should strengthen Core Tier 1 by more than 5% pro forma. This figure is RBS’s current estimate and subject to finalisation of the detailed terms and conditions, confirmation of asset eligibility and pricing (all of which require state aid approval) and without taking account of the £6 billion contingent tranche of B share issuance outlined in February.

4.  Credit impairments and write downs

Of the Group’s credit impairments and write downs recorded in the first half of 2009, approximately 70% relates to assets proposed for APS. Set out below are the estimated proportions of each division’s credit impairments and write downs relating to these assets:

%
UK Retail	65
UK Corporate	50
Global Banking & Markets	50
Ulster	85
Non-Core	75

2-2

Appendix 2 Asset Protection Scheme

5.  Balance sheet and risk weighted assets

The tables below show approximate balances relating to assets proposed for APS, by balance sheet caption and underlying product category, at 31 December 2008.

	Carrying value (1)	Undrawn commitments and other aspects (2)	Provisions and other related adjustments (3)	Covered amount
	£bn	£bn	£bn	£bn

Loans and advances (4)
Residential mortgages	15.3	-	0.1	15.4
Consumer finance	11.4	1.6	1.8	14.8
Commercial property lending	52.3	10.0	0.8	63.1
Leveraged finance	18.3	4.7	2.5	25.5
Project finance	1.9	1.0	-	2.9
Other structured finance	16.4	4.5	0.4	21.3
Other corporate loans	73.3	25.7	2.3	101.3
	188.9	47.5	7.9	244.3
Securities
RMBS (5)	0.7	0.2	0.2	1.1
CMBS (6)	1.6	0.2	0.2	2.0
CDOs (7) and CLOs (8)	2.3	0.4	5.7	8.4
Other asset-backed securities	3.7	-	0.3	4.0
Other debt securities	2.5	0.6	0.1	3.2
	10.8	1.4	6.5	18.7
Derivatives
Monoline insurers	5.6	10.9	6.0	22.5
CDPCs (9)	3.5	2.3	1.3	7.1
Other counterparties	16.8	5.7	0.7	23.2
	25.9	18.9	8.0	52.8

Total	225.6	67.8	22.3	315.8

Notes:
(1)	Carrying value represents the amounts recorded on the balance sheet at 31 December 2008 and includes assets classified as loans and receivables , fair valued through profit or loss and available-for-sale (‘AFS’)
(2)	Undrawn commitments and other aspects comprises:
• undrawn commitments
• add-back of AFS reserves
• master netting arrangements relating to derivatives
• potential future exposures on certain derivatives
(3)	Provisions and other related adjustments comprises:
• credit impairment provisions and write downs
• life-to-date mark-to-market changes on assets measured at fair value through profit or loss
• valuation adjustment on derivative contracts
(4)	The asset categories are as defined by the HM Treasury draft terms and conditions and may vary from the Group’s categorisations of such assets
(5)	Residential mortgage-backed securities
(6)	Commercial mortgage-backed securities
(7)	Collateralised debt obligations
(8)	Collateralised loan obligations
(9)	Credit derivative product companies

Risk weighted assets relating to the assets proposed for the scheme were approximately £165 billion at 31 December 2008.

2-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ G Whittaker
Name: Title: Date:	Guy Whittaker Group Finance Director 30 September 2009

RBS Group – 2009 Interim results